UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Report on Economic and
Financial Analysis

SEPTEMBER 2003

Financial Market Indicators (%)
Index	2002			2003
	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September
CDI	4.28	4.42	13.45	5.78	5.61	18.06
IBOVESPA – Average	(15.96)	(22.60)	(36.50)	15.07	23.42	42.08
USD – Commercial rate	22.41	36.93	67.85	(14.35)	1.79	(17.26)
IGP-M	2.95	6.82	10.54	(0.35)	1.14	7.10
IPCA – IBGE	1.43	2.58	5.60	1.43	1.32	8.05
TJLP	2.29	2.41	7.29	2.87	2.87	8.62
TR	0.60	0.71	1.88	1.31	1.29	3.93

U.S. dollar (closing price – sell)
USD – Commercial rate (in reais)	2.8444	3.8949	3.8949	2.8720	2.9234	2.9234

Compulsory Deposit Rates (%)
Index	2002		2003
	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.
Demand deposits (1)	45	45	60	45
Additional (2)	-	3	8	8
Time deposits (3)	15	15	15	15
Additional (2)	-	3	8	8
Savings deposits (4)	20	20	20	20
Additional (2)	-	5	10	10

(1)	Cash deposit – no remuneration.
(2)	Cash deposit – SELIC rate.
(3)	Deposit in Government Securities.
(4)	Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.

Rates and Limits (%)
Index	2002		2003
	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.
Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS	0.65	0.65	0.65	0.65
COFINS (*)	3	3	3	4
Legal reserve on net income	5	5	5	5
Maximum fixed assets (**)	60	60	50	50
Minimum capital – Basel (***)	11	11	11	11

(*)	Changed to 4% p.a. in September 2003.
(**)	On reference equity.
(***)	Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Contents

1 – Analysis of Consolidated Results

  Profitability
  Comparative Statement of Income
  Analysis of the Statement of Income
  Results by Business Segment
  Increase in the Main Statement of Income Items for the Twelve-month Period
  Increase in the Main Statement of Income Items for the Quarter
  Increase in Financial Margin Items plus Exchange Adjustment for the Twelve-month Period
  Increase in Financial Margin Items plus Exchange Adjustment for the Quarter
  Analysis of the Adjusted Financial Margin and Average Rates
  Provision for Loan Losses
  Commissions and Fees
  Administrative and Personnel Expenses
  Human Resources
  Operating Efficiency
  Activity-Based Costing

2 – Consolidated Equity Analysis

  Balance Sheet by Currency
  Balance Sheet by Maturities
  Comparative Balance Sheet
  Equity Analysis
  Securities
  Credit Operations
  Funding
  Savings Accounts
  Asset Management

3 – Consolidated Information for the Period and Operating Structure

  Balance Sheet
  Statement of Income for the Period
  Results per Thousand Shares
  Net Book Value and Market Value
  Cash Generation
  Change in Number of Outstanding Shares
  Performance Ratios
  Historical Data
  Other Ratios
  Risk Management
  Added Value
  Checking Accounts
  Customer Service Network
  Banco Postal
  Bradesco Day and Night Customer Service Channels
  Cards
  Bradesco Corporate Banking
  Bradesco Empresas (middle market)
  Bradesco Private Banking
  Bradesco Prime
  International Area
  Capital Market
  Structured Transactions
  Collection and Tax and Utility Collections
  Stock, Custody and Controllership Services
  Investments in Infrastructure, Information Technology and Telecommunications
  Banco BCN S.A.
  Banco Finasa S.A.
  Bradesco Insurance Group
  Bradesco S.A. CTVM
  Bradesco Securities Inc.
  Leasing Companies
  Bradesco Consórcios (consortium purchase plans)
  Risk Ratings
  Ranking
  Awards
  Sociocultural Events
  Corporate Organization Chart
  Administrative Body
  Fundação Bradesco (The Bradesco Foundation)
  Statement of Social Responsibility
  Independent Auditors’ Report

4 – Consolidated Balance Sheets and Statements of Income – 1998 to 2003

5 – Financial Statements, Report of the Audit Committee and Independent Auditor’ Report

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1 – Analysis of Consolidated Results

  Profitability

Bradesco reported net income of R$ 1.591 billion for the period from January to September 2003, corresponding to R$ 1.00 per thousand shares and a return of 16.7% on stockholders’ equity, annualized, and 18.2% on average stockholders’ equity.

From January to September 2003, net income increased by 20.1%, compared to the same period in 2002.

Net income for the third quarter of 2003 (3Q03) was R$ 564 million, an increase of 8.7% in comparison with the second quarter of 2003 (2Q03).

The annualized return on total assets was 1.3%.

  Comparative Statement of Income – In millions of reais

	Accumulated to September 2002	Accumulated to September 2003	% Var.	2nd. Qtr. 2003	3rd. Qtr. 2003	% Var.

INCOME FROM LENDING AND TRADING ACTIVITIES	28,830	20,097	(30.3)	5,099	7,915	55.2
Credit operations	14,207	9,136	(35.7)	2,688	3,508	30.5
Leasing operations	334	229	(31.4)	66	86	30.3
Securities	10,240	5,098	(50.2)	995	2,312	132.4
Financial income on insurance, private pension plans and savings bonds	1,874	3,948	110.7	1,172	1,335	13.9
Derivative financial instruments	(2,381)	46	(101.9)	(361)	33	(109.1)
Foreign exchange transactions	4,287	543	(87.3)	169	275	62.7
Compulsory deposits	269	1,097	307.8	370	366	(1.1)

EXPENSES	22,538	12,950	(42.5)	3,068	5,357	74.6
Interest and charges on:
Deposits	10,999	7,930	(27.9)	1,826	3,434	88.1
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	1,262	2,419	91.7	756	761	0.7
Borrowings and onlendings	8,028	593	(92.6)	(103)	555	(638.8)
Leasing operations	9	10	11.1	3	4	33.3
Provision for loan losses	2,240	1,998	(10.8)	586	603	2.9

INCOME FROM FINANCIAL INTERMEDIATION	6,292	7,147	13.6	2,031	2,558	25.9

OTHER OPERATING INCOME (EXPENSES)	(4,641)	(4,480)	(3.5)	(1,172)	(1,890)	61.3
Commissions and fees	2,721	3,272	20.2	1,080	1,179	9.2
Income on insurance premiums	3,643	4,181	14.8	1,395	1,472	5.5
Income on private pension plan contributions	2,567	3,775	47.1	1,213	1,355	11.7
Income on savings bonds	681	842	23.6	301	292	(3.0)
Variation in technical reserves for insurance	(83)	(233)	180.7	(89)	(86)	(3.4)
Variation in technical reserves for pension plans	(1,138)	(2,280)	100.4	(615)	(736)	19.7
Variation in technical reserves for savings bonds	(80)	(107)	33.8	(33)	(73)	121.2
Claims – insurance operations	(2,677)	(3,181)	18.8	(1,098)	(1,111)	1.2
Savings bond redemptions	(552)	(704)	27.5	(254)	(252)	(0.8)
Insurance product selling expenses	(396)	(458)	15.7	(148)	(152)	2.7
Pension plan selling expenses	(92)	(96)	4.3	(35)	(39)	11.4
Expenses with pension plan benefits and redemptions	(1,180)	(1,793)	51.9	(600)	(756)	26.0
Personnel expenses	(3,029)	(3,507)	15.8	(1,148)	(1,306)	13.8
Other administrative expenses	(2,917)	(3,486)	19.5	(1,153)	(1,232)	6.9
Tax expenses	(590)	(761)	29.0	(238)	(255)	7.1
Equity in the earnings of associated companies	32	(26)	(181.3)	(28)	7	(125.0)
Other operating income	1,392	1,895	36.1	837	401	(52.1)
Other operating expenses	(2,943)	(1,813)	(38.4)	(559)	(598)	7.0

OPERATING INCOME	1,651	2,667	61.5	859	668	(22.2)

NON-OPERATING INCOME	132	(768)	(681.8)	(95)	9	(109.5)

INCOME BEFORE TAXES AND PROFIT SHARING	1,783	1,899	6.5	764	677	(11.4)

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(466)	(301)	(35.4)	(243)	(111)	(54.3)

MINORITY INTEREST	8	(7)	(187.5)	(2)	(2)	-

NET INCOME	1,325	1,591	20.1	519	564	8.7

ANNUALIZED RETURN ON STOCKHOLDERS’ EQUITY (%)	17.2	16.7	-	17.6	18.6	-

  Analysis of the Statement of Income – In millions of reais

Income from Credit and Leasing Operations

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
14,532	9,355	(35.6)	2,751	3,590	30.5

This decrease mainly reflects negative exchange variation of 17.3% for the first nine months of 2003 (period/03), against positive exchange variation of 67.9% for the first nine months of 2002 (period/02), impacting U.S. dollar-denominated or dollar-indexed operations, which comprise 24.1% of total credit and leasing operations

			This increase mainly reflects positive exchange variation of 1.8% in 3Q03 against negative variation of 14.3% in 2Q03, impacting U.S. dollar-indexed operations.

Results of Securities and Derivative Financial Instrument Operations

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
7,859	5,144	(34.5)	634	2,345	269.9

The variation for the period was mainly due to: (i) negative exchange variation of 17.3% for the period/03 against positive exchange variation of 67.9% for the period/02, impacting dollar-indexed and/or denominated securities; and partially offset by (ii) the increase in financial volume.

The increase for the quarter was mainly due to: (i) positive exchange variation of 1.8% in 3Q03, compared to negative variation of 14.3% in 2Q03, impacting securities denominated or indexed in U.S. dollars and derivative financial instruments, used to hedge operations; and (ii) an increase in financial volume.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
1,874	3,948	110.7	1,172	1,335	13.9

The increase for the period reflects (i) the growth in volume of securities subject to technical reserves, especially VGBL; and (ii) improved interest rates.			The variation reflects mainly the growth in volume of securities subject to technical reserves.

Results of Foreign Exchange Transactions

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
4,287	543	(87.3)	169	275	62.7

This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 13a to the financial statements. Net of these deductions, results would total R$ 325 for the period/02 and R$ 247 for the period/03, affected by the fall in the volume of the fx portfolio and negative exchange variation.

This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 14a to the financial statements. Net of these deductions, results would total R$ 106 in 2Q03 and R$ 69 in 3Q03, affected by the fall in the volume of the fx portfolio.

Results of Compulsory Deposits

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
269	1,097	307.8	370	366	(1.1)

This variation was mainly due to: (i) the creation of an additional rate of 8% for demand and time deposits and of 10% for savings account deposits, both remunerated based on the SELIC rate from 3Q02; (ii) the increase in the TR reference rate used to remunerate savings account deposits, from 1.9% for period/02 to 3.9% for the period/03; and (iii) increase in the average volume of deposits.

			The slight variation reflects the drop in the SELIC rate from 5.8% in 2Q03 to 5.6% in 3Q03 and was offset by the increase in the volume of deposits.

Interest and Charges on Deposits

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
10,999	7,930	(27.9)	1,826	3,434	88.1

This decrease mainly reflects: negative exchange variation of 17.3% for the period/03 against positive exchange variation of 67.9% for the period/02, particularly impacting securities issued abroad, offset by an increase in real-denominated deposit volume /rates.

			This increase mainly reflects positive exchange variation of 1.8% in 3Q03, compared with negative variation of 14.3% in 2Q03, particularly impacting securities issued abroad.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
1,262	2,419	91.7	756	761	0.7

The increase for the period reflects: (i) the increase in the volume of technical reserves; and (ii) the increase in the interest rates of assets to technical reserves, reflected accordingly.			The slight variation reflects the increase in the volume of technical reserves.

Expenses for Borrowings and Onlendings

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
8,028	593	(92.6)	(103)	555	(638.8)

This decrease is mainly due to negative exchange variation of 17.3% for the period/03 against positive exchange variation of 67.9% for the period/02, affecting the transactions with foreign loans and onlendings.

			This variation was mainly generated by positive exchange variation of 1.8% in 3Q03 compared to negative variation of 14.3% in 2Q03, affecting foreign borrowings and onlendings.

Financial Margin

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
8,532	9,145	7.2	2,617	3,161	20.8

Margin growth reflects increased volume in funding and interest rates, partially offset by the negative exchange variation of 17.3% for the period/03 against positive variation of 67.9% for the period/02. The annualized financial margin on average total assets decreased from 9.3% for the period/02 to 8.1% for the period/03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, the annualized financial margin would be 7.8% and 8.6%, respectively.

The variation in this margin reflects the positive exchange variation of 1.8% in 3Q03, against negative variation of 14.3% in 2Q03 and the decrease in the compulsory deposit for demand deposits from 60% to 45%. The annualized financial margin on average total assets increased from 7.2% in 2Q03 to 8.2% in 3Q03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these quarters, the annualized financial margin would be 8.1% and 8.2%, respectively.

Expenses for Provision for Loan Losses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
2,240	1,998	(10.8)	586	603	2.9

Excluding the additional provisions of R$ 193 and R$ 317, recorded for the period/02 and for the period/03, respectively, the decrease of R$ 366 in this expense reflects the Bank’s selective credit granting policy, resulting from the ongoing improvement of its credit rating and granting instruments.

Excluding the additional provisions of R$ 14 and R$ 5, recorded in 2Q03 and 3Q03, respectively, the increase of just R$ 26 reflects the maintenance of the Bank’s selective credit granting policy, resulting from the ongoing improvement of its credit rating and granting instruments.

Income on Commissions and Fees

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
2,721	3,272	20.2	1,080	1,179	9.2

This growth reflects increased revenue from: (i) credit cards – R$ 138; (ii) checking accounts – R$ 136, principally maintenance charges; (iii) credit operations – R$107, mainly from contracting and opening of credit; (iv) managed funds – R$ 45; (v) collection – R$ 23; and (vi) the consolidation of BBV Banco – R$ 52.

Growth for the quarter reflects increased revenue from: (i) fund management – R$ 28; (ii) checking accounts – R$ 15, mainly maintenance charges; (iii) credit cards – R$ 9; (iv) collection – R$ 5; and (v) credit operations – R$ 3, mainly from contracting and opening of credit; and (vi) the consolidation of BBV Banco – R$ 26.

Retained premiums for Insurance, Private Pension Plans and Savings Bonds

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
6,891	8,798	27.7	2,909	3,119	7.2

The variation for the period is shown below:			The variation for the period is shown below:

A) Income on Insurance Premiums

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
3,643	4,181	14.8	1,395	1,472	5.5

This variation was mainly derived from increases in the sales of Auto and Health-line products.			This variation was mainly derived from increases in the sales of Auto and Health-line products.

B) Income on Private Pension Plan Contributions

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
2,567	3,775	47.1	1,213	1,355	11.7

This variation was mainly derived from increases in the sales of VGBL and PGBL products.			This variation was mainly derived from increases in the sales of VGBL and PGBL products.

C) Income on Savings Bonds

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
681	842	23.6	301	292	(3.0)

The increase reflects the growth in the sales of single payment bonds of R$ 5 thousand and the re-investment of savings bond certificates maturing during the period.			The decrease was generated by single payment bonds maturing during the quarter.

Variation in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(1,301)	(2,620)	101.4	(737)	(895)	21.4

The variation for the period is shown below:			The variation for the period is shown below:

A) Variation in Technical Reserves for Insurance

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(83)	(233)	180.7	(89)	(86)	(3.4)

The increase in this reserve is directly related to production (premium), with the greatest variations occurring in the Auto and Health-line portfolios.			This account remained practically stable for the quarter.

B) Variation in Technical Reserves for Pension Plans

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(1,138)	(2,280)	100.4	(615)	(736)	19.7

This variation was mainly derived from the increase in VGBL and PGBL product sales, and the recording of the corresponding reserves.			This variation was mainly derived from the increase in VGBL and PGBL product sales, and the recording of the corresponding reserves.

C) Variation in Technical Reserves for Savings Bonds

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(80)	(107)	33.8	(33)	(73)	121.2

This variation reflects the increase in the mathematical reserve, derived from the sale of single payment bonds of R$ 5 thousand.			This variation partially reflects the increase in mathematical reserves, redemptions and draws.

Insurance Claims

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(2.677)	(3,181)	18.8	(1,098)	(1,111)	1.2

The increase in claims was mainly generated by: (i) increased Auto and Life insurance premium redemptions; and (ii) the change in methodology for calculating the provision for claims incurred but not reported (IBNR) in compliance with ANS legislation.

			Claims remained practically stable as compared to the prior quarter.

Savings Bond Redemptions

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(552)	(704)	27.5	(254)	(252)	(0.8)

This growth directly reflects the increase in the volume of single payment bonds maturing during the period/03 and which were redeemed.			Redemptions remained almost stable for the quarter.

Insurance and Pension Plan Selling Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(448)	(554)	13.5	(183)	(191)	4.4

The variation for the period is shown below:			The variation for the period is shown below:

A) Insurance Product Selling Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(396)	(458)	15.7	(148)	(152)	2.7

This increase was generated for the most part by growing Auto and Basic line insurance sales, maintaining the ratio of sales to premiums consistent with the prior period.			Selling expenses remained practically stable for the quarter.

B) Pension Plan Selling Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(92)	(96)	4.3	(35)	(39)	11.4

The increase in this expense reflects the growth in the VGBL product sales.			The increase in this expense reflects the growth in the VGBL product sales.

Expenses with Pension Plan Benefits and Redemptions

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(1,180)	(1,793)	51.9	(600)	(756)	26.0

The variation in this account was mainly due to the increase in the payment of pension plan redemptions as a result of specific VGBL and PGBL plan features.			The variation in this account was mainly due to the increase in the payment of pension plan redemptions as a result of specific VGBL and PGBL plan features.

Personnel Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(3,029)	(3,507)	15.8	(1,148)	(1,306)	13.8

This increase was mainly generated by: (i) salary increases, pursuant to trade-union agreements (September/02) – R$ 177 from October 2002; (ii) appropriation of the collective labor agreement of September/03 – R$ 171, including the bonus (single payment) of R$ 98; and (iii) an increase in the number of employees, subsequent to the acquisition of BBV Banco in 2Q03 – R$ 107.

This increase was generated mainly by: (i) appropriation of the collective labor agreement of September/03 – R$ 171, including the bonus (single payment) of R$ 98; (ii) an increase in the number of employees, following the acquisition of BBV Banco in June/03 growing by R$ 27 in 2Q03 and by R$ 80 in 3Q03, a variation of R$ 53.

Other Administrative Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(2,917)	(3,486)	19.5	(1,153)	(1,232)	6.9

The increase in this expense mainly reflects expansion in the customer service network, in particular: (i) depreciation and amortization – R$ 86; (ii) third-party services – R$ 61; (iii) rents – R$ 55, mainly relating to branches which were auctioned subsequent to June 2002; (iv) leasing – R$ 55; (v) communications – R$ 43; (vi) expenses for transport – R$ 40; and (vii) consolidation of BBV Banco R$ 100.

			The increase for this quarter reflects increased expenses for: (i) leasing – R$ 17; (ii) third-party services – R$ 11; (iii) communications – R$ 6; and (iv) consolidation of BBV Banco – R$ 50.

Tax Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(590)	(761)	29.0	(238)	(255)	7.1

The growth rate mainly reflects increases in expenses for PIS/COFINS, consistent with taxable income growth for the period.			The variation in this quarter mainly reflects the increase in the COFINS rate from 3% to 4% – R$ 12.

Equity in the Earnings of Associated Companies

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
32	(26)	(181.3)	(28)	7	(125.0)

This variation was mainly generated by (i) equity in earnings determined in IRB Brasil Resseguros S.A. of R$ 33 for the period/02, against equity in loss of R$ (8) for the period/03; and (ii) equity in loss in U.G.B. of R$ (4) for the period/02, against equity in loss of R$ (25) for the period/03.

This variation was mainly generated by (i) equity in loss determined in IRB Brasil Resseguros S.A. of R$ (27) for 2Q03, against equity in earnings of R$ 20 for 3Q03; and (ii) equity in loss in U.G.B. of R$ (8) for 2Q03, against equity in loss of R$ (12) for 3Q03.

Other Operating Income

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
1,392	1,895	36.1	837	401	(52.1)

The increase for the period is mainly due to reversal of the provision for exchange variation – R$ 504 in 2003.			The variation reflects mainly reversal of the provision for exchange variation – R$ 338 in 2Q03.

Other Operating Expenses

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(2,943)	(1,813)	(38.4)	(559)	(598)	7.0

The variation is mainly due to a provision for exchange variation recorded in the amount of R$ 948 for the period/02.			The variation for the quarter is mainly due to: (i) greater financial expense – R$ 15; and (ii) expense with cost of services rendered – R$ 26.

Operating Income

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
1,651	2,667	61.5	859	668	(22.2)

This growth is mainly derived from: (i) the positive variation in financial margin – R$ 613; (ii) the change in the provision for exchange variation, with amounts of R$ 948 and R$ 504 recorded and reversed for the nine-month periods of 2002 and 2003, respectively; (iii) increase in income from commissions and fees – R$ 551; partially offset by (iv) lower income from insurance (not considering financial income) - R$ 748; and by (v) an increase in personnel and administrative expenses – R$ 1,048.

This fluctuation is mainly derived from: (i) reversal of provisions, mainly for exchange variation in 2Q03 - R$ 338; (ii) an increase in personnel and administrative expenses – R$ 238; offset by (iii) the positive variation in financial margin – R$ 544; and (iv) the increase in income from commissions and fees – R$ 99.

Non-operating Income

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
132	(768)	(681.8)	(95)	9	(109.5)

The variation for the period is mainly due to: (i) extraordinary amortization of goodwill of Banco Mercantil – R$ 681; and (ii) less income determined from the auction of branches – R$ 36. N.B. Goodwill held by Boavista DTVM in Banco Mercantil, following the merger approved on March 31, 2003, was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

			The variation for the quarter mainly reflects income determined from the auction of branches – R$ 98.

Income Tax and Social Contribution

Nine-month Period			2003
2002	2003	% Variation	2nd Qtr.	3rd Qtr.	% Variation
(466)	(301)	(35.4)	(243)	(111)	(54.3)

The variation in income tax and social contribution expense reflects tax charges on pre-tax income adjusted by permanent additions and exclusions, as described in Note 35 to the financial statements.			The variation in income tax and social contribution expense reflects tax charges on pre-tax income adjusted by permanent additions and exclusions.

  Results by Business Segment – In millions of reais

	Accumulated to September 2003
	Financial		Insurance Group		Other	Amount	Total
	Local	Foreign	Local	Foreign	Activities	Eliminated	Consolidated
Income from financial intermediation	5,371	227	1,532	1	17	(1)	7,147
Other operating income (expenses)	(4,453)	(63)	(1,081)	1	39	1	(5,556)
Commissions and fees	2,943	5	128	-	396	(200)	3,272
Personnel expenses	(3,029)	(18)	(329)	-	(131)	-	(3,507)
Other administrative expenses	(3,146)	(43)	(388)	(3)	(141)	235	(3,486)
Other revenue (expenses)	(1,221)	(7)	(492)	4	(85)	(34)	(1,835)

Net income	918	164	451	2	56	-	1,591

  Increase in the Main Statement of Income Items for the Twelve-month Period – In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

  Increase in the Main Statement of Income Items for the Quarter – In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

  Increase in Financial Margin Items plus Exchange Adjustment for the Twelve-month Period – In millions of reais

  Increase in Financial Margin Items plus Exchange Adjustment for the Quarter – In millions of reais

(1)	Including income on credit operations + income on leasing operations + adjustments to income on foreign exchange transactions (Note 13a);

(2)

Includes interest and charges on deposits + expenses for borrowings and onlendings + income on compulsory deposits + price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds + adjustments to income on foreign exchange transactions (Note 13a);

(3)

Includes income on securities transactions + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a); and

(4)	Includes income on foreign exchange transactions + adjustments to income on foreign exchange transactions (Note 13a).

  Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

	Accumulated to September 2002	Accumulated to September 2003	2nd Qtr. 2003	3rd Qtr. 2003

Credit operations	42,276	43,575	43,398	44,660
Leasing operations	1,763	1,496	1,481	1,480
Advances on foreign exchange contracts	5,426	5,799	5,773	5,991
1 – Total – Average balance (quarterly)	49,465	50,869	50,652	52,131
2 – Income (*)	18,818	9,898	2,918	3,866
3 – Average return annualized exponentially (2/1)	53.7%	26.8%	25.1%	33.1%

(*)	Includes income from credit operations, net results from leasing operations and results on foreign exchange transactions.

Securities x Income on Security Transactions

	Accumulated to September 2002	Accumulated to September 2003	2nd Qtr. 2003	3rd Qtr. 2003

Securities	38,741	40,534	38,613	45,351
Interbank investments	6,773	23,609	22,203	24,777
Subject to repurchase agreements	(10,800)	(17,998)	(16,456)	(20,819)
Derivative financial instruments	(603)	(389)	(325)	(321)
4 – Total – Average balance (quarterly)	34,112	45,755	44,036	48,988
5 – Income on security transactions (net of expenses for repurchase agreements)	8,403	6,146	992	2,562
6 – Average rate annualized exponentially (5/4)	34.1%	18.3%	9.3%	22.6%

Total Assets x Income from Financial Intermediation

	Accumulated to September 2002	Accumulated to September 2003	2nd Qtr. 2003	3rd Qtr. 2003

7 – Total assets – Average balance (quarterly)	123,548	151,659	149,745	159,426
8 – Income from financial intermediation	28,830	20,097	5,098	7,915
9 – Average rate annualized exponentially (8/7)	32.3%	18.0%	14.3%	21.4%

Funding x Expenses

	Accumulated to September	Accumulated to September	2nd Qtr.	3rd Qtr.
	2002	2003	2003	2003

Deposits	48,434	56,601	55,847	57,584
Funds from acceptance and issuance of securities	5,152	4,946	5,354	5,843
Interbank and interdepartmental accounts	992	1,744	1,779	1,604
Subordinated debt	1,714	3,383	3,365	3,410
Securitization of future financial flows	-	489	-	977
10 – Total funding – Average balance (quarterly)	56,292	67,163	66,344	69,418
11 – Expenses (*)	9,399	3,887	642	1,951
12 – Average rate annualized exponentially (11/10)	22.9%	7.8%	3.9%	11.7%

(*) Funding expenses without repurchase agreements less income on compulsory deposits.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

	Accumulated to September	Accumulated to September	2nd Qtr.	3rd Qtr.
	2002	2003	2003	2003

13 – Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	15,047	21,850	21,891	23,597
14 – Expenses (*)	1,262	2,419	756	761
15 – Average rate annualized exponentially (14/13)	11.3%	15.0%	14.5%	13.5%

(*) Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

	Accumulated to September	Accumulated to September	2nd Qtr.	3rd Qtr.
	2002	2003	2003	2003

Borrowings	9,749	8,663	8,570	7,917
Onlendings	6,352	6,943	6,831	6,962
16 – Total borrowings and onlendings – Average balance (quarterly)	16,101	15,607	15,401	14,879
17 – Expenses for borrowings and onlendings	8,028	593	(104)	555
18 – Average rate annualized exponentially (17/16)	71.5%	5.1%	(2.7%)	15.8%

Total Assets x Financial Margin

	Accumulated to September	Accumulated to September	2nd Qtr.	3rd Qtr.
	2002	2003	2003	2003

19 – Total assets – Average balance (quarterly)	123,548	151,659	149,745	159,426
20 – Financial margin (*)	8,532	9,145	2,617	3,161
21 – Average rate annualized exponentially (20/19)	9.3%	8.1%	7.2%	8.2%

(*) Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of the Adjusted Financial Margin – Published

Bradesco’s consolidated financial margin (before PDD) totaled R$ 9.1 billion for the period accumulated to September/03, a 7.2% increase compared to the same period in 2002 (R$ 8.5 billion). The financial margin for this quarter (3Q03) totaled R$ 3.2 billion, a 21% increase compared with 2003 (R$ 2.6 billion).

Even after the cut in the basic interest rate for the quarter (CDI/SELIC) and the fall in lending rates, Bradesco obtained an increase in financial margin as mentioned above.

Similarly, the annualized financial margin (obtained by dividing the lending and trading margin, excluding PDD, by the average balance of total assets) increased from 7.2% in 2Q03 to 8.2% for 3Q03, a 1 percentage point increase.

However, for the first nine months of 2003, the annualized financial margin dropped in comparison with the same period in 2002, from 9.3% to 8.1%.

Analysis of the Adjusted Financial Margin – Adjusted

Adjusting the additional provision for market risk fluctuation recorded/reversed (exchange provision), the annualized financial margin for the quarter would be 8.2%, compared to 8.1% in 2Q03. On the other hand, for the first nine months of 2003, the annualized rate would total 8.6%, compared with 7.8% for the same period in 2002.

We highlight below the events generating both published and adjusted financial margin:

  Increase in the average balance of total assets from R$ 149.7 billion in 2Q03 to R$ 159.4 billion in 3Q03, a 6.5% increase (impacted by the acquisition of BBV Banco).

  Average balance of securities for 3Q03, which was up by 17.4%, as compared to 2Q03, amounting to an average balance of R$ 45.4 billion for the quarter.

  Average balance of Bradesco’s credit portfolio was slightly up by 3% compared to 2Q03. The Manufacturing and Consumer segments grew most, by 5.7% and 4.7% , respectively. In particular, Banco Postal provided important leverage to credit operations with consumer customers, following the opening of the new branches and post-office bank checking accounts.

  Performance of funds from technical reserves for insurance, private pension plans and savings bonds, which totaled an average balance for the first nine months of 2003 of R$ 21.8 billion compared to R$ 15.0 billion, for the same period in 2002, ie, a 45.2% growth, facilitating long-term financial margin increases.

  Comparing expenses for price-level restatement and interest on funds from technical reserves to financial income on insurance, private pension plans and savings bonds, these expenses comprised, in 2Q03, 64.5% of revenue, however, in 3Q03, this percentage dropped to 57.0%, demonstrating Bradesco’s greater efficiency in managing these resources.

  We also stress that results for 3Q03 were affected positively, as a result of the decrease in the compulsory demand deposit rate in September (from 60% to 45%).

Provision for Loan Losses

Movement of allowance for loan losses

	In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulate to September	2nd Qtr.	3rd Qtr.	Accumulate to September

Credit portfolio	52,576	53,599	53,599	53,048	52,776	52,776

Opening balance	3,480	3,529	2,941	3,902	4,109	3,665

Amount recorded Amount written off	711 (694)	896 (607)	2,240 (1,597)	587 (551)	603 (561)	1,998 (1,683)
Balance derived from acquired institutions	32	-	234	171	-	171

Closing balance	3,529	3,818	3,818	4,109	4,151	4,151

Specific provisions	2,231	2,125	2,125	2,006	1,939	1,939
Generic provisions	1,009	1,269	1,269	1,286	1,390	1,390
Additional provision	289	424	424	817	822	822

Credit recoveries	98	108	277	109	128	326

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

	In millions of reais

	December					2003

	1998	1999	2000	2001	2002	June	September

Allowance for loan losses – PDD	1,215	1,908	2,507	2,941	3,665	4,109	4,151
(A)
Credit operations (B)	25,095	27,559	38,872	44,444	50,801	53,048	52,776
PDD on credit operations (A/B)	4.8%	6.9%	6.5%	6.6%	7.2%	7.7%	7.9%

Ratio of PDD coverage to abnormal course credits (D to H)

	In millions of reais

	2002		2003

	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.

(1) – Total provisions	3,529	3,818	4,109	4,151
(2) – Abnormal course credits (D to H)	3,088	2,944	2,871	2,922
PDD coverage ratio (1/2)	114.3%	129.7%	143.1%	142.1%

Commissions and Fees

	In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Checking account	220	217	644	264	287	796
Collection	138	144	409	146	155	440
Fund management	130	105	359	135	168	414
Credit card	149	163	458	193	203	598
Credit operations	97	110	294	139	146	409
Interbank charges	65	65	187	61	65	189
Collection of taxes	43	44	125	46	48	138
Custody and brokerage services	9	11	29	10	10	28
Other	74	75	216	86	97	260

Total	925	934	2,721	1,080	1,179	3,272

Administrative and Personnel Expenses

	In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Third-party services	170	182	493	190	210	572
Communications	133	146	398	148	161	455
Depreciation and amortization	108	105	303	138	137	403
Financial system services	84	88	246	85	92	260
Leasing	52	60	154	62	79	209
Transport	74	76	220	90	93	266
Data processing	61	55	170	65	73	199
Publicity and advertising	76	92	233	81	83	233
Rents	48	52	139	66	72	206
Maintenance and repairs	55	55	159	61	60	174
Materials	37	39	108	43	47	129
Water, electricity and gas	24	22	64	28	27	83
Travel	16	16	43	15	17	46
Other	72	75	187	81	82	251
Administrative expenses	1,010	1,063	2,917	1,153	1,233	3,486
Remuneration	512	536	1,490	577	632	1,734
Bonus (single payment)	-	76	76	-	98	98
Benefits	182	186	537	240	265	706
Social charges	182	216	558	206	196	587
Training	13	13	34	20	16	46
Employee profit sharing	33	36	99	38	48	128
Other	74	81	235	67	51	208
Personnel expenses	996	1,144	3,029	1,148	1,306	3,507

Total	2,006	2,207	5,946	2,301	2,539	6,993

Human Resources

At September 30, 2003, Bradesco’s employees, including staff at the subsidiaries, totaled 77,154. The increase compared with December 2002 was generated mainly by the acquisition of BBV Banco in June 2003, with 4,677 employees, incorporated into Bradesco’s headcount for September 2003. The following table presents the growth of Bradesco’s headcount.

	Year					2003

	1998	1999	2000	2001	2002	June	September

Banco Bradesco	47,233	47,521	49,177	51,633	53,732	56,808	60,604
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,298	9,403
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	66,106	70,007

Banco BCN	5,024	4,784	4,780	5,857	6,105	5,729	5,460
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,636	1,687
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	7,365	7,147

Banco Baneb	-	2,756	2,514	-	-	-	-
Subsidiaries	-	50	-	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-	-

Banco Boavista	-	-	1,564	-	-	-	-
Subsidiaries	-	-	22	-	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-	-

Banco Mercantil	-	-	-	-	3,970	-	-
Subsidiaries	-	-	-	-	353	-	-
Subtotal Mercantil	-	-	-	-	4,323	-	-

BBV Banco	-	-	-	-	-	4,638	-
Subsidiaries	-	-	-	-	-	39	-
Subtotal BBV Banco	-	-	-	-	-	4,677	-

Total	61,166	63,511	65,804	65,713	74,393	78,148	77,154

N.B. In June 2002, 751 Banco Cidade employees were incorporated by Banco BCN and 706 Banco BEA employees were incorporated by Banco Bradesco.

Human Resources - September 2003

BY AGE	BY GENDER	BY EDUCATIONAL BACKGROUND	BY YEARS OF SERVICE WITH BRADESCO	BY MANAGERIAL POSITION

Younger than 30 45%			Less than 5 years 42%
High School 31%
From 31 to 40 38%	Men 55%		From 6 to 10 years 9%	Non-managerial 50%
University 68%
From 41 to 50 15%	Women 45%		From 11 to 20 years 39%	Managerial 50%
Other 1%
Older than 50 2%			More than 20 years 10%

Personnel Expenses

At September 30, 2003, Bradesco’s accumulated personnel expenses totaled R$ 3.5 billion, including expenses for remuneration, social charges, benefits, training, employee profit sharing, bonus (single payment) and others.

Benefits offered by Bradesco to its employees include health insurance and dental care, as well as a supplementary retirement pension plan.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses September 2003

Personnel Expenses by Business Segment September 2003

Training

Bradesco’s staff training activities are tuned to its organizational strategies, to the ongoing improvement of its customer service quality and to its capacity to produce results.

Accordingly, the Training Program uses tailor-made methodologies, offering in-class or self-training courses to all its staff, designed to meet both their professional and personal development needs.

The most innovative of these training methodologies, permitting the rapid inclusion of a considerable number of employees, is the ‘TreiNet’, online training program which was used for the period from January to September 2003 by 184,808 participants for courses in Integration and Basic Banking, Financial Mathematics, Business Accounting and Balance Sheet Analysis, Financial Market and Investments, Loans and Financing, Business Support Platforms, Convenience Services, Internal Control Systems, Savings Bonds, Vida e Previdência pension plans, Cashier Training, Written Communication and Performance Management and Decision-making Support (GDAD).

Through the important partnerships entered into with Consulting Firms, Universities and Business Schools, such as USP, FGV and IBMEC, the Bank qualifies its professional staff to operate in the Organization’s diverse specialist segments, such as Bradesco Empresas (Middle Market), Corporate and Private Banking, Prime and Consortium.

Particular emphasis should also be given to the specialization courses offered at post-graduate level. Four groups have been formed for courses such as: Business Process Management and Foreign Trade and International Operations and Banking Business, given at the following institutions, FIA, FIPE and FGV.

Bradesco’s compliance culture was also strengthened through distance learning courses, via manuals and TreiNet programs available to all the Organization’s employees.

During the period from January to September of 2003, 993 courses were given, in 12,345 groups, with 302,886 employee participations and a total of 5,983,841 hours spent in training, as well as investments to the order of R$ 46 million.

Increase in Employee Training Participation
Thousand Participants

Total Amount Invested in Training
In millions of reais

Operating Efficiency

	In millions of reais

	Year

	1998	1999	2000	2001	2002	September 2003 Acc. 12 months(*)

Personnel expenses	2,642	2,784	3,221	3,549	4,076	4,554
Employee profit sharing	(87)	(104)	(112)	(160)	(140)	(168)
Other administrative expenses	2,159	2,567	2,978	3,436	4,028	4,597
Total (1)	4,714	5,247	6,087	6,825	7,964	8,983
Financial margin = Gross income from financial intermediation (-) PDD	6,087	7,494	7,839	10,109	11,472	12,086
Commissions and fees	1,775	2,100	3,043	3,473	3,712	4,263
Income from retained insurance premiums, private pension plans and savings bonds	5,015	5,975	6,920	8,959	10,135	12,042
Variation in technical reserves for insurance, private pension plans and savings bonds	(1,392)	(2,342)	(3,001)	(3,492)	(2,785)	(4,104)

Claims – insurance operations and savings bond redemptions	(2,631)	(2,844)	(2,866)	(3,996)	(4,336)	(4,991)
Insurance and pension plan selling expenses	(518)	(635)	(645)	(689)	(667)	(734)
Expenses with pension plan benefits and redemptions	(423)	(558)	(913)	(1,370)	(1,689)	(2,302)
Equity in the earnings of associated companies	157	127	156	71	65	7
Other operating expenses	(813)	(1,296)	(1,376)	(1,831)	(3,148)	(2,018)
Other operating income	560	1,070	903	1,326	1,321	1,824
Total (2)	7,817	9,092	10,060	12,560	14,080	16,073
Efficiency ratio (%) = (1/ 2)	60.3	57.7	60.5	54.3	56.6	55.9

(*) For comparison purposes, amounts for September 2003 are accumulated over the prior 12-month period.

Operating Efficiency (%)

The variation in the operating efficiency ratio is motivated by acquisitions made by the Bradesco Organization in the prior 2 years. We stress that the synergy process of these acquisitions is still in progress.

Activity-Based Costing

As part of the Organization’s ongoing pursuit to optimize its results and performance, our cost management model will be supported by Activity-Based Costing (ABC) methodology which has already provided, among others, support for studies relating to the formation and negotiation of banking charges, costing information for performance and decision-making support management and for customer profitability purposes, and for the formation of a database for analyses regarding the unification and rationalization of the Bank’s different units.

The Organization is currently implementing ABM (Activity-Based Management) methodology which will rapidly lead to cost prevention practices and a pro-active approach as regards the identification of opportunities. Thus, at the same time as we improve our processes, we are also able to seamlessly integrate operating performance with strategic objectives, in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly, the future mission of the activity-based management model is to provide ongoing support for planning and controlling the Bank’s business processes and to promote the permanent improvement of operating and tactical issues and to provide a firm basis for their strategic gearing.

2 – Consolidated Equity Analysis

  Balance Sheet by Currency at September 30, 2003 - In millions of reais

		Currency
	Balance Sheet
		Local	Foreign(1)

ASSETS
Current and long-term receivables	159,294	133,063	26,231
Funds available	2,234	1,578	656
Interbank investments	28,558	25,519	3,039
Securities and derivative financial instruments	47,906	41,389	6,517
Interbank and interdepartmental accounts	13,253	13,248	5
Credit and leasing operations	41,863	35,334	6,529
Other receivables and assets	25,480	15,995	9,485
Permanent assets	5,069	5,055	14
Investments	504	504	-
Property and equipment in use and leased assets	2,613	2,601	12
Deferred charges	1,952	1,950	2
Total assets	164,363	138,118	26,245

LIABILITIES
Current and long-term liabilities	130,166	104,338	25,828
Deposits	58,346	53,670	4,676
Deposits received under security repurchase agreements	23,069	22,167	902
Funds from acceptance and issuance of securities	5,941	888	5,053
Interbank and interdepartmental accounts	1,474	777	697
Borrowings and onlendings	15,186	6,427	8,759
Derivative financial instruments	331	330	1
Other liabilities
Subordinated debt	3,482	2,629	853
Other	22,337	17,450	4,887
Technical reserves for insurance, savings bonds and
private pension plans	21,089	21,089	-
Deferred income	30	30	-
Minority interest in subsidiaries	111	111	-
Stockholders' equity	12,967	12,967	-
Total	164,363	138,535	25,828

Net position of assets and liabilities	-	-	417
Net position of derivatives (2) (3)	-	-	2,412
Other memorandum accounts, net (4)	-	-	(533)
Net exchange position (asset) (5)	-	-	2,296

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at September 30, 2003 price levels;
(3)	Derivatives are adjusted to market value;
(4)	Leasing commitments and others controlled in memorandum accounts;
(5)	Excluding investments in foreign branches and subsidiaries (Note 15a), the net exchange position would be negative in the amount of R$ 1,577 million (liability).

  Balance Sheet by Maturity at September 30, 2003 - In millions of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	103,937	17,184	11,256	26,917	-	159,294
Funds available	2,234	-	-	-	-	2,234
Interbank investments	27,655	383	307	213	-	28,558
Securities and derivative financial instruments(1) 36,926	1,571	2,576	6,833	-	47,906
Interbank and interdepartmental accounts	12,950	5	6	292	-	13,253
Credit and leasing operations	8,446	13,825	6,401	13,191	-	41,863
Other receivables and other assets	15,726	1,400	1,966	6,388	-	25,480
Permanent assets	51	254	305	3,351	1,108	5,069
Investments	-	-	-	-	504	504
Property and equipment in use and leased assets	21	106	127	1,755	604	2,613
Deferred charges	30	148	178	1,596	-	1,952
Total	103,988	17,438	11,561	30,268	1,108	164,363

LIABILITIES
Current and long-term liabilities	77,228	12,316	9,319	31,303	-	130,166
Deposits (2)	37,511	3,769	3,398	13,668	-	58,346
Deposits received under security repurchase agreements	21,704	18	33	1,314	-	23,069
Funds from the acceptance and issuance of securities	1,016	2,106	1,665	1,154	-	5,941
Interbank and interdepartmental accounts	1,474	-	-	-	-	1,474
Borrowings and onlendings	1,567	4,770	3,116	5,733	-	15,186
Derivative financial instruments	206	18	23	84	-	331
Other liabilities:	-
- Subordinated debt	31	35	-	3,416	-	3,482
- Other	13,719	1,600	1,084	5,934	-	22,337
Technical reserves for insurance, private pension
plans and savings bonds	-	-	-	21,089	-	21,089
Deferred income	29	1	-	-	-	30
Minority interest in subsidiaries	-	-	-	-	111	111
Stockholders' equity	-	-	-	-	12,967	12,967
Total	77,257	12,317	9,319	52,392	13,078	164,363
Accumulated net assets	26,731	31,852	34,094	11,970	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)	Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.

  Comparative Balance Sheet - In millions of reais

ASSETS	September 2002	September 2003	% Variation	June 2003	September 2003	% Variation

Current assets and long-term receivables	134,481	159,294	18.5	149,316	159,294	6.7
Funds available	2,548	2,234	(12.3)	1,773	2,234	26.0
Interbank investments	12,380	28,558	130.7	20,996	28,558	36.0
Securities and derivative financial instruments	37,590	47,906	27.4	42,796	47,906	11.9
Interbank and interdepartmental accounts	10,798	13,253	22.7	15,024	13,253	(11.8)
Restricted deposits:
Brazilian Central Bank	9,298	12,069	29.8	13,792	12,069	(12.5)
Other	1,500	1,184	(21.1)	1,232	1,184	(3.9)
Credit and leasing operations	43,729	41,863	(4.3)	42,519	41,863	(1.5)
Credit and leasing operations	47,457	45,845	(3.4)	46,436	45,845	(1.3)
Allowance for loan and leasing losses	(3,728)	(3,982)	6.8	(3,917)	(3,982)	1.7
Other receivables and assets	27,436	25,480	(7.1)	26,208	25,480	(2.8)
Foreign exchange portfolio	15,631	11,926	(23.7)	13,131	11,926	(9.2)
Other receivables and assets	11,895	13,724	15.4	13,269	13,724	3.4
Allowance for losses	(90)	(170)	88.9	(192)	(170)	(11.5)
Permanent assets	5,670	5,069	(10.6)	5,173	5,069	(2.0)
Investments	566	504	(11.0)	494	504	2.0
Property and equipment in use and leased assets	2,652	2,613	(1.5)	2,666	2,613	(2.0)
Deferred charges	2,452	1,952	(20.4)	2,013	1,952	(3.0)
Deferred charges	453	555	22.5	562	555	(1.2)
Goodwill on acquisition of subsidiaries, net of amortization	1,999	1,397	(30.1)	1,451	1,397	(3.7)

Total	140,151	164,363	17.3	154,489	164,363	6.4

LIABILITIES	September 2002	September 2003	% Variation	June 2003	September 2003	% Variation

Current and long-term liabilities	114,955	130,166	13.2	121,966	130,166	6.7
Deposits	55,871	58,346	4.4	56,822	58,346	2.7
Demand deposits	11,448	11,240	(1.8)	11,525	11,240	(2.5)
Savings deposits	20,116	20,897	3.9	20,736	20,897	0.8
Interbank deposits	24	411	1,612.5	40	411	927.5
Time deposits	24,283	25,798	6.2	24,521	25,798	5.2
Deposits received under security repurchase agreements	7,230	23,069	219.1	18,569	23,069	24.2
Funds from acceptance and issuance of securities	5,839	5,941	1.7	5,745	5,941	3.4
Securities issued abroad	5,074	5,053	(0.4)	5,038	5,053	0.3
Other resources	765	888	16.1	707	888	25.6
Interbank and interdepartmental accounts	1,386	1,474	6.3	1,735	1,474	(15.0)
Borrowings and onlendings	19,355	15,186	(21.5)	14,572	15,186	4.2
Borrowings	12,430	8,123	(34.7)	7,711	8,123	5.3
Onlendings	6,925	7,063	2.0	6,861	7,063	2.9
Derivative financial instruments	1,642	331	(79.8)	310	331	6.8
Other liabilities	23,632	25,819	9.3	24,213	25,819	6.6
Foreign exchange portfolio	8,784	5,966	(32.1)	7,854	5,966	(24.0)
Taxes and social security contributions, social
and statutory payables	3,784	4,912	29.8	4,642	4,912	5.8
Technical reserves for insurance, private pension
plans and savings bonds	2,174	3,372	55.1	2,875	3,372	17.3
Subordinated debt	2,386	3,482	45.9	3,338	3,482	4.3
Sundry	6,504	8,087	24.3	5,504	8,087	46.9
Technical reserves for insurance, private pension
plans and savings bonds	14,426	21,089	46.2	19,857	21,089	6.2
Deferred income	13	30	130.8	37	30	(18.9)
Minority interest in subsidiaries	257	111	(56.8)	107	111	3.7
Stockholders’ equity	10,500	12,967	23.5	12,522	12,967	3.6

Total	140,151	164,363	17.3	154,489	164,363	6.4

  Equity Analysis - In millions of reais

Funds Available

September			2003

2002	2003	% Variation	June	September	% Variation

2,548	2,234	(12.3)	1,773	2,234	26.0

The variation mainly reflects the decrease in the volume of foreign currency cash funds as compared to the same period in 2002.			The variation for the quarter mainly reflects the increase in the volume of foreign currency cash funds.

Interbank Investments

September			2003

2002	2003	% Variation	June	September	% Variation

12,380	28,558	130.7	20,996	28,558	36.0

The variation in the balance of this account reflects the increase in open market investments, principally in the third-party portfolio, which grew from R$ 6,717 in 2002 to R$ 20,826 in 2003.			The variation for this quarter mainly reflects the increase in open market investments, both in the own portfolio, up by R$ 2,852, and in the third-party portfolio, up by R$ 4,140.

Securities and Derivative Financial Instruments

September			2003

2002	2003	% Variation	June	September	% Variation

37,590	47,906	27.4	42,796	47,906	11.9

The variation in this account balance reflects mainly: (i) additional funds derived from the increase in funding, particularly technical reserves; (ii) the consolidation of BBV Banco; and (iii) adjustments in securities; partially mitigated by (iv) redemption/maturity of securities during the period and (v) by negative exchange variation of 17.3% in 2003.

			The variation reflects: (i) additional funds derived from the increase in funding, particularly technical reserves; and (ii) redemption/maturity of securities during the quarter.

Interbank and Interdepartmental Accounts

September			2003

2002	2003	% Variation	June	September	% Variation

10,798	13,253	22.7	15,024	13,253	(11.8)

The variation mainly reflects the increase in compulsory Brazilian Central Bank deposits as a result of: (i) the increase in the additional rate from 3% to 8% for compulsory time deposits and from 5% to 10% for compulsory savings account deposits; and (ii) the increase in the volume of deposits for the period.

			The variation for the quarter was mainly generated by the cut in the compulsory deposit rate on demand deposits from 60% in 2Q03 to 45% in 3Q03.

Credit and Leasing Operations

September			2003

2002	2003	% Variation	June	September	% Variation

53,599	52,776	(1.5)	53,048	52,776	(0.5)

The variation in the credit portfolio for the period is mainly due to: (i) contract settlements; (ii) negative exchange variation of 17.3%, in 2003, affecting foreign currency indexed or denominated contracts; (iii) less credit demand for the period and as a result of greater credit granting selectivity; and offset by: (iv). the consolidation of BBV Banco; and (v) by the price-level restatement of the other contracts. N.B. Includes advances on foreign exchange contracts, other receivables and does not consider the allowance for loan losses, as described in Note 12 to the financial statements.

The variation in the credit portfolio for the quarter is mainly due to: (i) contract settlements; (ii) less credit demand for the quarter and as a result of greater credit granting selectivity; and was offset by: (iii) the price-level restatement of the other contracts. N.B. Includes advances on foreign exchange contracts, other receivables and does not consider the allowance for loan losses.

Allowance for Loan Losses (PDD)

September			2003

2002	2003	% Variation	June	September	% Variation

3,818	4,151	8.7	4,109	4,151	1.0

The nominal increase in PDD for the period was 8.7%, however, if we disregard the additional provisions of R$ 424 in 2002 and of R$ 822 in 2003, the allowance would present a decrease of 1.9%. Total PDD on credit operations increased from 7.1% in 2002 to 7.9% in 2003. The total allowance on the abnormal course credit portfolio, rated from D to H, increased from 129.7% in 2002 to 142.1% in 2003.

Total PDD on credit operations increased from 7.7% in 2Q03 to 7.9% in 3Q03. On the other hand, the total allowance on the abnormal course credit portfolio, rated from D to H, increased from 143.1% in 2Q03 to 142.1% in 3Q03.

Other Receivables and Assets

September			2003

2002	2003	% Variation	June	September	% Variation

26,815	24,886	(7.2)	25,602	24,886	(2.8)

The variation is mainly due to a drop in the volume of the foreign exchange portfolio; partially offset by the consolidation of BBV Banco. N.B. This total is less (net of corresponding PDD) an amount of R$ 620 in 2002 and R$ 594 in 2003, allocated to the “credit and leasing operations” and “allowance for loan losses” accounts.

The variation is mainly due to a drop in the volume of the foreign exchange portfolio. N.B. This total is less (net of corresponding PDD) of an amount of R$ 607 in 2Q03 and of R$ 594 in 3Q03, allocated to the “credit and leasing operations” and “allowance for loan losses” accounts.

Permanent Assets

September			2003

2002	2003	% Variation	June	September	% Variation

5,670	5,069	(10.6)	5,173	5,069	(2.0)

The decrease for the period was mainly generated by (i) sale of branches by auction; and (ii) amortization of goodwill in subsidiary companies; partially offset by (iii) the consolidation of BBV Banco.

			The decrease for the quarter was mainly generated by (i) sale of branches by auction; and (ii) amortization of goodwill in subsidiary companies.

Deposits

September			2003

2002	2003	% Variation	June	September	% Variation

55,871	58,346	4.4	56,822	58,346	2.7

The variation for the period reflects: (i) the consolidation of BBV Banco; and (ii) the growth in time deposits abroad.			This variation mainly reflects the growth in the volume of time deposits abroad.

Deposits Received Under Security Repurchase Agreements

September			2003

2002	2003	% Variation	June	September	% Variation

7,230	23,069	219.1	18,569	23,069	24.2

The increase in the account balance for the period was due to greater demand for this type of funding, reflecting the interest for investments in assets with greater liquidity during the period.			The increase in this account balance for the quarter was due to greater demand for this type of funding, reflecting the interest for investments in assets with greater liquidity during the quarter.

Funds from Acceptance and Issuance of Securities

September			2003

2002	2003	% Variation	June	September	% Variation

5,839	5,941	1.7	5,745	5,941	3.4

This increase mainly reflects: (i) new securities issued abroad, net of payments; (ii) the consolidation of BBV Banco; partially mitigated by: (iii) negative exchange variation of 17.3% in 2003.			This increase mainly reflects new securities issued abroad, in excess of settlements.

Interbank and Interdepartmental Accounts

September			2003

2002	2003	% Variation	June	September	% Variation

1,386	1,474	6.3	1,735	1,474	(15.0)

This growth is mainly derived from the increase in the volume of collection and money orders, following the increase in the number of customers and in the customer service network.			The variation is mainly due to a decrease in the volume of collection and money orders in 3Q03.

Borrowings and Onlendings

September			2003

2002	2003	% Variation	June	September	% Variation

19,355	15,186	(21.5)	14,572	15,186	4.2

The decrease for the period is mainly due to: (i) the settlement of a number of overdue and non-renewable operations, indexed or denominated in foreign currency; and (ii) negative exchange variation of 17.3% in 2003.

			The increase reflects mainly the price-level restatement of contracts during the quarter.

Other Liabilities and Derivative Financial Instruments

September			2003

2002	2003	% Variation	June	September	% Variation

28,532	28,946	1.5	27,462	28,946	5.4

This oscillation was mainly generated by: (i) issuance of subordinated debt in local currency; (ii) funds obtained from abroad, through the securitization of the future flow of receivables; (iii) the consolidation of BBV Banco; and was partially offset by (iv) less volume in the fx portfolio, and (v) negative exchange variation of 17.3% in 2003. N.B. Excluding advances on foreign exchange contracts of R$ 5,432 and R$ 6,168, allocated to credit operations and technical reserves of R$ 2,174 and R$ 3,372, allocated to a specific account in 2002 and 2003, respectively.

The oscillation for the quarter reflects mainly: (i) funds obtained from abroad, through the securitization of the future flow of receivables and was partially offset by (ii) the decrease in the volume of the fx portfolio. N.B. Excluding advances on foreign exchange contracts of R$ 5,814 and R$ 6,168, allocated to credit operations and technical reserves of R$ 2,875 and R$ 3,372, allocated to a specific account in 2Q03 and 3Q03, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

September			2003
2002	2003	% Variation	June	September	% Variation
16,600	24,461	47.4	22,732	24,461	7.6

This variation was derived principally from an ongoing strengthening of reserves arising from the increased sales of private pension plans and insurance policies, in particular, VGBL products. N.B. Includes technical reserves of R$ 2,174 and R$ 3,372 in 2002 and 2003, respectively, classified in “other liabilities”.

This variation was derived principally from an ongoing strengthening of reserves arising from the increased sales of private pension plans and insurance policies, in particular, VGBL products. N.B. Includes technical reserves of R$ 2,875 and R$ 3,372 in 2Q03 and 3Q03, respectively, classified in “other liabilities”.

Minority Interest in Subsidiaries

September			2003
2002	2003	% Variation	June	September	% Variation
257	111	(56.8)	107	111	3.7

This decrease was mainly due to the incorporation of all the minority stockholders of Banco Mercantil.			The increase was mainly due to minority interest in results determined for the quarter.

Stockholders’ Equity

September			2003
2002	2003	% Variation	June	September	% Variation
10,500	12.967	23.5	12,522	12,967	3.6

This variation reflects: (i) capital increase - R$ 1,290; (ii) appropriation of net income for the period - R$ 2,289; (iii) share premium - R$ 7; (iv) mark-to-market adjustment of securities and derivatives - R$ 515; offset by: (v) interest attributed to own capital, paid and accrued – R$ 1,630; and (vi) acquisition of treasury stock – R$ 4.

This variation reflects: (i) appropriation of net income for 3Q03 – R$ 564; and (ii) the increase in the reserve for mark-to-market adjustment of securities and derivatives - R$ 247; and was offset by: (iii) interest attributed to own capital, paid and accrued - R$ 366.

  Securities - In millions of reais

Consolidated Portfolio Composition by Issuer (1)

September 2003

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2), (3) and (4)	Restated Cost	Unrealized Gain (loss)	Unrealized Gain (loss), net of tax effects

GOVERNMENT SECURITIES	563	2,986	7,265	30,619	41,433	41,414	19	12
Financial Treasury Notes	382	1,622	4,932	14,440	21,376	21,340	36	24
National Treasury Bonds	23	4	1,756	6,591	8,374	8,343	31	20
Federal Treasury Notes	20	541	233	6,740	7,534	7,529	5	3
Brazilian foreign debt notes	101	-	95	2,673	2,869	2,883	(14)	(9)
Central Bank Notes	-	792	226	56	1,074	1,074	-	-
Other	37	27	23	119	206	245	(39)	(26)

CORPORATE BONDS	2,585	179	316	3,392	6,472	5,883	589	389
Shares	2,023	-	-	-	2,023	1,582	441	291
Debentures	37	15	78	1,450	1,580	1,622	(42)	(28)
Certificates of Bank
Deposit	165	60	9	816	1,050	1,050	-	-
Derivative financial
instruments	185	74	164	308	731	583	148	98
Promissory notes	15	16	-	-	31	31	-	-
Foreign securities	78	3	53	517	651	598	53	35
Other	82	11	12	301	406	417	(11)	(7)

Total	3,148	3,165	7,581	34,011	47,905	47,297	608	401

Composition by Maturity (1)

	September 2003

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2), (3) and (4)	Cost value	Unrealized gain (loss)

TRADING SECURITIES	954	2,181	6,960	27,226	37,321	37,233	88
Financial Treasury Notes	324	1,583	4,741	13,958	20,606	20,558	48
National Treasury Bonds	23	4	1,756	6,591	8,374	8,343	31
Federal Treasury Notes	20	541	124	3,680	4,365	4,363	1
Debentures	10	1	78	962	1,051	1,051	-
Certificates of Bank Deposit	9	9	7	773	798	798	-
Brazilian foreign debt notes	38	-	82	805	925	916	9
Central Bank Notes	-	-	118	-	118	118	-
Shares	373	-	-	-	373	373	-
Other	157	43	54	457	711	713	(1)
SECURITIES AVAILABLE FOR SALE	1,982	118	240	2,776	5,116	4,744	372
Shares	1,650	-	-	-	1,650	1,209	441
Financial Treasury Notes	59	38	191	482	770	781	(12)
Debentures	27	14	-	487	528	570	(42)
Certificates of Bank Deposit	156	51	2	43	252	253	(1)
Promissory notes	15	-	-	-	15	15	-
Brazilian foreign debt notes	35	-	13	920	968	992	(23)
Federal Treasury Notes	-	-	-	307	307	304	3
Other	40	15	34	537	626	620	6
SECURITIES HELD TO MATURITY	27	792	217	3,701	4,737	4,737	-
Federal Treasury Notes	-	-	109	2,753	2,862	2,862	-
Brazilian foreign debt notes	27	-	-	948	975	975	-
Central Bank Notes	-	792	108	-	900	900	-
DERIVATIVE FINANCIAL INSTRUMENTS	185	74	164	308	731	583	148
Derivative financial instruments	185	74	164	308	731	583	148
Total	3,148	3,165	7,581	34,011	47,905	47,297	608

(1)	Applications in investments fund quotas were distributed based on the securities comprising their portfolios maintaining the fund category classification.
(2)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(3)	This column reflects book value subsequent to mark-to-market adjustment, except for securities held to maturity, whose market value is higher than book value by R$ 296 million, net of tax effects.
(4)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

Summary of the Classification of Securities at September 30, 2003

	Financial	Insurance/ Savings Bonds	Private Pension Plan	Other Activities	Total	%

Trading securities	16,185	2,861	18,211	64	37,321	77.9
Securities available for sale	2,306	1,441	1,301	68	5,116	10.7
Securities held to maturity	2,064	-	2,673	-	4,737	9.9
Derivative financial instruments	730	-	-	1	731	1.5

Total in 2003	21,285	4,302	22,185	133	47,905	100.0

  Credit Operations

We present below the composition of the credit portfolio by type of operation and economic activity sector.

Credit Portfolio by Type of Operation - In millions of reais

	2002		2003

	June	September	June	September

Discount of trade receivables and other loans	23,928	24,859	24,826	24,481
Financings	16,616	17,237	16,082	15,721
Rural and agribusiness loans	3,303	3,621	4,007	4,204
Leasing operations	1,881	1,739	1,521	1,439
Advances on foreign exchange contracts	6,339	5,403	5,814	6,168
Advances in foreign currency granted	-	29	-	-
Total credit operations	52,067	52,888	52,250	52,013
Other receivables	509	711	798	763
Total for the period	52,576	53,599	53,048	52,776

Sureties and guarantees recorded in memorandum accounts	3,434	4,163	5,581	6,433

Credit Portfolio by Economic Activity Sector - In millions of reais

	2003

	June	%	September	%

Public Sector	196	0.4	202	0.4
Private Sector	52,852	99.6	52,574	99.6
Manufacturing	17,150	32.4	17,615	33,4
Commerce	8,617	16.3	7,711	14.6
Financial intermediation	605	1.1	521	1.0
Services	11,248	21.0	11,161	21.1
Agriculture, livestock raising, fishing, forest	826	1.6	826	1.6
development and management
Consumers	14,406	27.2	14,740	27.9

TOTAL	53,048	100.0	52,776	100.0

At the end of the third quarter of 2003, 99.6% of the credit portfolio was directed to the private sector, with no significant movement compared with the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 33.4% share of total operations, particularly food and beverages, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 22.1%, whereas commerce and farming/livestock activities recorded a 14.6% and 1.6% portfolio share, respectively. Loans to consumers comprised 27.9% of the portfolio.

Portfolio Performance

Analyzed on an overall basis, the credit portfolio performance for the quarter continued to reflect the disappointing conditions prevailing in the domestic economic scenario during the period, reflected mainly by a slacking economy and shrinking wages. Within this context, even though the process designed to introduce a more flexible monetary policy resulted in successive interest rate cuts from June onwards, the demand for credit in the third quarter continued slack, indicating that the economic agents are postponing consumption and investment decisions, in the expectation of obtaining more favorable conditions in the future for new financing contracts.

As a result, albeit to a smaller degree compared with the movement registered in prior quarters, the total volume of credit operations at the end of September again showed a decline, totaling R$ 52.8 billion on a consolidated basis, corresponding to a decrease of 0.5% compared to June or 1.5% when analyzed in relation to the prior twelve months.

Credit market activity is expected to pick up in the final quarter and if the stable economic scenario is confirmed and the current trend towards interest rate cuts continues, we anticipate that both companies and individual consumers will resume the contracting of new bank credit in the forthcoming months on more consistent basis.

Composition of the Credit Portfolio by Risk Levels

The classification and quality of the credit portfolio by risk level, at September 30, 2003, remained stable in comparison with the first quarter. The operations concentrated from levels AA to C, classified by BACEN as normal course operations, totaled 90.4% of the accumulated balance. 2.8% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 6.8% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use of credit assessment and monitoring instruments.

Rating - In millions of reais

At September 30, 2003

			Minimum Requirement
Risk Level	Portfolio Balance	Accumulated Percentage(1)	Specific (2)		Generic (3)	Total	Additional Allowance(4)	Existing Allowance
			Past Due	Falling Due

AA	14,833	28.1	-	-	-	-	-	-
A	19,200	64.5	-	-	96	96	50	146
B	4,379	72.8	1	4	39	44	14	58
C	9,324	90.4	5	17	258	280	227	507
D	1,460	93.2	16	42	88	146	267	413
E	550	94.2	57	51	57	165	89	254
F	596	95.3	76	100	122	298	98	396
G	447	96.2	81	61	171	313	77	390
H	1,987	100.0	982	446	559	1,987	-	1,987

Total at September 30, 2003	52,776	-	1,218	721	1,390	3,329	822	4,151

Total at June 30, 2003	53,048	-	1,177	828	1,286	3,292	817	4,109

(1)	On total portfolio.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2,682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses for the third quarter of 2003 totaled R$ 4,151 million, corresponding to 7.9% of total credit operations. However, of this amount, only 46.7% effectively comprises overdue operations (past due and falling due) compared to 48.8% in June and the remaining portion is recorded as a precaution only, based on the customers' internal classification or to cover specific and general portfolio risks.

Movement of the Portfolio between September 2002 and September 2003 - In millions of reais

The performance of the consolidated credit portfolio for the prior twelve months ended September 30, 2003, despite the low level of economic activity, evidences the maintenance of the quality of the assets, in particular as a result of new borrowers, corresponding to an increases of 19.3%, compared to the balance of the credit portfolio in September 2002.

	Portfolio Movement between September 2002 and September 2003

	Borrowers remaining from September 2002		New borrowers between September 2002 and September 2003		Total credit at September30, 2003

Level	In millions of reais	%	In millions of reais	%	In millions of reais	%

AA to C	37,993	89.6	9,743	94.0	47,736	90.4
D to H	4,420	10.4	620	6.0	5,040	9.6
Total	42,413	100.0	10,363	100.0	52,776	100.0

As a result, the quality of the credits granted to new borrowers in annual terms is proving to be satisfactory and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its customary high level, totaling 90.4% at the end of the third quarter.

Concentration of Credit Portfolio

	2002				2003

Specification	June		September		June		September

	In millions of reais	%	In millions of reais	%	In millions of reais	%	In millions of reais	%

Largest borrower	963	1.8	514	1.0	784	1.5	771	1.5
10 largest borrowers	4,718	9.0	4,452	8.3	4,871	9.2	5,060	9.6
20 largest borrowers	7,231	13.8	7,595	14.2	7,926	14.9	8,111	15.4
50 largest borrowers	11,875	22.6	12,636	23.6	13,265	25.0	13,500	25.6
100 largest borrowers	15,436	29.4	16,158	30.1	17,305	32.6	17,493	33.1

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below, on a consolidated basis, a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais

	2002	2003

Items	September	June	September

Total Credit Operations	53,599	53,048	52,776
- Consumer	13,974	14,406	14,740
- Corporate	39,625	38,642	38,036
Existing Allowance	3,818	4,109	4,151
- Specific	2,125	2,006	1,939
- Generic	1,269	1,286	1,390
- Additional	424	817	822
Existing Allowance/Specific Allowance (%)	179.7	204.9	214.1
Existing Allowance/Total Credit Operations (%)	7.1	7.7	7.9

Normal Course Operations (from AA to C)/Total Credit Operations (%)	90.7	90.2	90.4
Operations under risk management (D)/Total Credit Operations (%)	2.5	3.4	2.8
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	6.8	6.4	6.8
Credit Operations (D)	1,334	1,841	1,460
Existing Allowance (D)	261	520	413
Allowance/Credit Operations (D) (%)	19.6	28.2	28.3
Credit Operations (from E to H)	3,642	3,375	3,580
Existing Provision (from E to H)	3,130	2,939	3,027
Allowance/Credit Operations (from E to H) (%)	85.9	87.1	84.6

The figures at the end of September 2003 continue to confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit granting strategy is being applied on a secure, selective and consistent basis.

  Funding

Deposits by Maturity - In millions of reais

	2003

	June	September

Days to maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	11,525	11,240	-	-	-	11,240
Savings	20,736	20,897	-	-	-	20,897
Interbank	40	403	5	3	-	411
Time	24,521	4,971	3,764	3,395	13,668	25,798

TOTAL	56,822	37,511	3,769	3,398	13,668	58,346

Demand Deposits - In billions of reais

Savings Accounts

The balance of Bradesco Organization Savings Accounts, at the end of the third quarter of 2003, totaled R$ 20.9 billion in deposits, comprising an 18.8% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits - In billions of reais

Savings Accounts - Share of SBPE (Brazilian Savings and Loan System) - %

Savings Accounts
Million Accounts

  Asset Management

Bradesco rated Top Fund Manager for the second year running in 2003

Bradesco was rated Best Fund Manager in Brazil in 2003 for the second time in a row by Exame magazine.

The Exame magazine’s Best Investment Fund Guide is one of the most complete and well-respected analyses in this sector, published in partnership with the Finance Study Center at the São Paulo Business Administration School of Fundação Getulio Vargas. The study covered the 12-month period from July 2002 to June 2003.

We present below the categories in which Bradesco’s performance was highlighted:

Overall Ranking – Best Fund Manager
1st place in Retail Funds
1st place in Leveraged Funds
2nd place in Share Funds
19 5-star rated Funds

According to Standard & Poor’s Bradesco Funds are the Best

Bradesco Investment Funds were highlighted in the Valor Investe magazine supplement of the Valor Econômico newspaper, published on September 18, 2003. Three Bradesco funds received the quality Select Fund seal given by S&P (Standard & Poor’s), the well-known credit rating agency. According to this supplement, these Funds present a rare combination of performance, profitability, management transparency and trustworthy asset management.

A number of Bradesco funds also comprise S&P’s Star Ranking which rates the best investment funds, based on strict international classification criteria.

The magazine also stressed the fact that Bradesco has won important awards in asset management and is Brazil’s largest private fund manager.

Bradesco leads the Best Share Fund ranking published by Investidor Individual magazine

Bradesco was ranked leader by Investidor Individual magazine (July/August 2003) among Brazil’s Best Share Funds.

This ranking, prepared by the Risk Office, shows the most successful variable income share and multimarket funds for the first five months of 2003.

BRAM-Bradesco Asset Management, the company responsible for managing Bradesco’s Investment Funds was ranked 1st place with 19 funds selected. The 2nd ranked company had 8 funds selected.

	Net Assets – In millions of reais

	2002		2003

	June	September	June	September

Fixed return funds	42,325	40,925	59,706	65,200
Floating rate funds	1,907	1,580	1,939	2,338
Total net assets of funds	44,232	42,505	61,645	67,538

Fixed return customer portfolios	13,141	10,905	16,198	16,275
Floating rate customer portfolios	3,568	5,655	5,517	6,850
Total net assets of portfolios	16,709	16,560	21,715	23,125

Total	60,941	59,065	83,360	90,663

Funds under Management - In millions of reais

Funds and Portfolios

Funds	Number

Fixed return	287
Floating rate	135
Total	422
Quotaholders

Fixed return	933,311
Floating rate	1,808,120
Total	2,741,431

Portfolios	164

Portfolio Customers	164

3 – Consolidated Information for the Period and Operating Structure

  Balance Sheet

	In millions of reais
	2002		2003
	June	September	June	September
Total assets	124,702	140,151	154,489	164,363
Securities, derivative financial instruments and interbank investments	43,311	49,970	63,792	76,464
Credit and leasing operations	52,576	53,599	53,048	52,776
Total deposits	50,849	55,871	56,822	58,346
Demand deposits	10,005	11,448	11,525	11,240
Time deposits	21,791	24,283	24,521	25,798
Savings deposits	18,901	20,116	20,736	20,897
Interbank deposits	152	24	40	411
Subordinated debt	1,990	2,386	3,338	3,482
Technical reserves for insurance, private pension plans and
savings bonds	15,212	16,600	22,732	24,461
Stockholders' equity	10,119	10,500	12,522	12,967

  Statement of Income for the Period

	In millions of reais
	2002			2003
	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September
Net income	479	420	1,325	519	564	1,591
Financial margin	2,337	3,831	8,532	2,617	3,161	9,145
Gross profit from financial intermediation	1,626	2,935	6,292	2,031	2,558	7,147
Commissions and fees	925	935	2,721	1,080	1,179	3,272

  Results per Thousand Shares

	In reais
	2002			2003
	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September
Net income	0.33	0.29	0.93	0.33	0.36	1.00
JCP/dividends - ON (before income tax)	0.055	-	0.210	0.204	0.221	0.609
JCP/dividends - ON (net of income tax)	0.046	-	0.178	0.173	0.188	0.518
JCP/dividends - PN (before income tax)	0.060	-	0.231	0.224	0.244	0.670
JCP/dividends - PN (net of income tax)	0.051	-	0.196	0.191	0.207	0.570

JCP – Interest attributed to own capital (paid and accrued)
ON - Common stock
PN - Preferred stock

  Net Book Value and Market Value (per thousand shares)

	In reais
	2002		2003
	June	September	June	September
Number of shares (million) (ON/PN)	1,437,151	1,428,352	1,585,879	1,585,879
Net book value (ON/PN)	7.04	7.35	7.90	8.18
Average last day price (ON/PN)	10.21	7.35	9.96	10.60
Average last day price (ON)	9.13	6.90	9.12	9.47
Average last day price (PN)	11.29	7.79	10.79	11.72

Market Value (Number of shares x average last-day price for the period)- In millions of reais

  Cash Generation

	In millions of reais
	2002			2003
	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September
Net income	479	420	1,325	519	564	1,591
Equity in earnings of associated companies	(21)	(9)	(32)	28	(7)	26
Exchange gain (loss)	(447)	(231)	(415)	150	(61)	88
Allowance for loan losses	711	896	2,240	586	603	1,998
Technical reserves for insurance, private pension plans and savings bonds	633	1,393	2,563	1,493	1,656	5,039
(Reversal of) allowance for mark-to-market	96	(2)	104	16	(1)	30
Depreciation and amortization	131	121	345	150	179	470
Amortization of goodwill	58	74	170	62	62	862
Total	1,640	2,662	6,300	3,004	2,995	10,104

  Change in Number of Outstanding Shares (million)

	Common Stock	Preferred Stock	Total
Number of shares held at December 31, 2002	719,343	708,537	1,427,880
Shares subscribed and allocated for the period	79,597	78,402	157,999
Number of shares held at September 30, 2003	798,940	786,939	1,585,879

  Performance Ratios (annualized)

	%
	2002			2003
	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September
Return on stockholders’ equity (total)	20.3	17.0	17.2	17.6	18.6	16.7
Return on stockholders’ equity (average)	20.7	17.3	18.0	18.8	19.0	18.2
Return on assets (total)	1.5	1.2	1.3	1.4	1.4	1.3

N.B.	Return on stockholders’ equity (total) = Net income/Closing stockholders' equity annualized exponentially.
Return on stockholders’ equity (average) = Net income/average (daily) stockholders' equity annualized exponentially.

  Historical Data – In millions of reais (unless otherwise indicated)

  Other Ratios

	%
	2002		2003
	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.
Capital adequacy ratio - financial consolidated(1)	14.7	15.6	16.4	18.4
Capital adequacy ratio - total consolidated(1)	13.0	13.7	14.5	15.9
Permanent assets to stockholders' equity - financial consolidated(2)	56.1	52.9	43.9	44.3
Permanent assets to stockholders' equity - total consolidated(2)	46.6	42.4	31.6	29.9

(1)	Reference equity may not be lower than 11% of weighted assets.
(2)	At September 30, 2003, the ratio of permanent assets to stockholders’ equity is limited to 50% of reference equity.

Other Indicators

  Risk Management

Activities and Structure

At Bradesco, risk management is seen as a competitive advantage, adding value to the Bradesco name and at the same time supporting the diverse business areas, facilitating a stable environment and ensuring that resources yield maximum benefits and that capital is allocated to the benefit of stockholders and society as a whole.

Bradesco adopts an ongoing strategy designed to enhance its risk management activities, in the pursuit to keep abreast of the best market practices adopted worldwide. These activities have become increasingly important not only as a result of the global economy, but also on account of the complex nature of the products and services offered to the community.

The independence of the risk management area is essential for achieving the successful management of market, liquidity, credit and operating risks. This activity together with others including money-laundering prevention, internal controls and compliance are managed by the Risk Management and Compliance Department, under the direct control of the Statutory Department Director, who in turn is subordinated to an Executive Director, reporting directly to the Institution’s President:

This organizational structure is designed not only to guarantee area independence but also to place greater focus on these important value-added activities, confirming the Organization’s commitment to the implementation of best corporate governance practices, using every available resource, whether human, technical or financial, to ensure that this area meets the conditions required to manage risk across the Group. In particular, because Bradesco is now extending its risk analysis strategy to encompass not only its banking business but also its associated companies, including Bradesco Vida e Previdência (private pensions), Bradesco Saúde (healthcare insurance), Bradesco Seguros (insurance), BRAM (asset management) and Bradesco Capitalização (savings bonds) as regards actuarial and market risks, consolidating its risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations determined by the Brazilian Central Bank, particularly those relating to the New Capital Accord (Basel II) to be published in the near future by the Basel Committee.

Within this context, Bradesco is proud to inform that it was rated Best Bank for Risk Management in the Treasury area (Latin America 2003), by Global Finance magazine.

Credit Risk Management

As part of its credit risk management enhancement process(1), Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss calculation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, oversee credit analysis, granting and settlement processes, monitor credit concentration and to define the dividing line between operating risks and credit risks.

As part of this ongoing enhancement process, during the third quarter of 2003 (3Q03), important efforts were made to prepare the Bank for the introduction of more advanced risk management techniques, based on the recommendations of the New Capital Accord to be introduced by the Basel Committee, among which we highlight the following:

  Structuring of the expected loss calculation system in line with Basel II requirements.
  Identification of the reporting process changes required to improve decision making and credit portfolio management.
  Redevelopment and specification of the management information structure. (MIS to “Gestão”).
  Mapping, evaluation and identification of credit risk management capacity gaps, as regards Basel II requirements, recommending roles and responsibilities, professional qualification, review of the organizational structure and IT demands.
(1)

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with counterparties and related creditors. Credit risk management requires strict discipline and control over the analyses of the transactions carried out, safeguarding, at the same time, process integrity and independence.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank’s business segments, set forth in the following topic, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Credit Granting

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco’s structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Major corporations with annual billings in excess of R$ 180 million are served since June 1999 by Bradesco Corporate Banking which provides a range of sophisticated financial solutions, enhancing its service structure through the use of the Asian and Euro Desks, focused on prospecting new business in these regions.

Middle market companies, with annual billings from R$ 15 million to R$ 180 million, are served by Bradesco Empresas which came into operation in January 2002 designed to offer a differentiated service in exclusive VIP areas, tailored to the specific needs of this type of customer, who in general prefer the use of alternative channels such as the telephone, ATMs and the Internet, instruments in which Bradesco technology is outstanding.

In the consumer customer area, the first step in terms of customer segmentation was taken via Bradesco Private Banking, focused on the personalized management of high-income customer accounts with funds available for investment in excess of R$ 1 million, which commenced operations in November 2000.

More recently in May 2003, following the incorporation of Banco Mercantil de São Paulo, the Bradesco Prime service was launched targeting consumer customers with monthly incomes of more than R$ 4 thousand or investments in excess of R$ 50 thousand. Through exclusive branches, or specifically reserved areas in traditional branches, this public receives a high standard of personalized customer service with a wide range of products and services, including diverse credit lines, insurance policies and private pension plans.

Other customers are classified on a retail basis as companies or consumers. Bradesco’s activities in this segment were strengthened through the partnership entered into last year with the Brazilian Postal and Telegraph Company – Correios for the purpose of creating Banco Postal, the post-office bank. Dedicated to extending banking service access to low-income bracket consumers, particularly those who live in the country’s remote interior regions, Bradesco is now present in all of Brazil’s states.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific, characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco customer risk ratings are established on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification – Corporate

Rating	Bradesco	% Provision	Concept
AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.

B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.

C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.

D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
G	Critical	70.0
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases, whereas future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Own Portfolio positions (Treasury):

Risk Factors	In thousands of reais
	2002			2003
	June	September	December	March	June	September
Prefixed	4,881	7,108	5,407	6,293	6,541	12,658
Exchange coupon	48,259	23,041	33,142	9,662	14,717	19,000
Foreign currency	8,422	1,988	2,876	1,807	439	184
Floating rate	14	75	11	105	10	13
Correlated effect	(15,809)	(8,008)	(4,014)	(3,803)	(3,243)	(3,395)

VaR	45,767	24,204	37,422	14,064	18,464	28,460

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events impacting the results of the Institution and of its customers.

Following recent guidelines issued by the Basel Committee, the Organization is working to adapt its processes to comply with possible future Central Bank demands, complementing its present capital management policies, based on an analysis of operating losses.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other factors, decreases in the cost of regulatory capital to be subscribed and at the same time increases in operating efficiency.

Bradesco, through its Operating Risk Management area, prepared a plan designed to achieve full compliance with the 10 principles of good operating-risk-management practice determined by the Basel Committee.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area is now implementing a specific Internal Management System for streamlining this information, designed to manage, enhance and increase the knowledge used to administrate operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco’s important status within Brazil’s financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – September 2003 - In millions of reais

Calculation

Calculation Basis	Consolidated Financial (1)	Total Consolidated (2)

Stockholders’ equity	12,967	12,967
Minority interest	11	111

Reference equity – Level I	12,978	13,078
Reference equity – Level II (subordinated debt)	3,416	3,416
Total reference equity (Level I + Level II)	16,394	16,494

Risk-weighted assets	89,262	103,645

Capital adequacy ratio (%)	18.37%	15.91%

(1)	Financial companies only.
(2)	Financial and non-financial companies.

Movement (%)
Ratio in September 2002	15.55	13.68
Subordinated Debt:
- Local	1.55	1.23
- Foreign	(0.28)	(0.09)
Increase in assets	(0.91)	(1.36)
Other (results and acquisition of treasury stock, JCP, minority interest and risks)	2.46	2.45
Ratio in September 2003	18.37	15.91

Internal Controls

Complementing its operating risk control and management activities, the Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by its exposure to this type of risk.

Aware of the importance of these controls, Bradesco has developed and implemented certain tools designed to optimize these processes and procedures, among which we highlight the following:

  Implementation of an internal controls system (Compliance), based on the pillars defined by Basel and the methodology of the Committee of Sponsoring Organizations (COSO), mainly as regards components in the following areas: control environment, risk assessment, control activities, information, communications and monitoring, ensuring that activities, policies and normative instructions are in constant compliance with legal and regulatory standards.

  Implementation of a Brazilian Payments System (SPB) risk management process for the specific purpose of monitoring the flow of messages transmitted between the Organization’s banks and the external entities such as the Brazilian Central Bank, Special Clearance and Custody System (SELIC), clearing houses and other financial institutions. This monitoring process is based on information system tools and intense staff training activities to facilitate the identification and rectification of events in environments and systems and also to ensure that online cash transfers (TEDs) processed via SPB are properly validated. Complementing these monitoring activities, the Bank also adopts a Systems Contingency Plan for SPB to cover the main departments handling critical transactions, addressing pre-established scenarios and actions and reducing the possibility of messages not being correctly processed.

  Ongoing improvement of technology tools and employee training, focused on the process used to monitor the financial activity of customers and designed to prevent money laundering and utilization of the Organization for processing illegal transactions.

  Dissemination of processes and procedures to guarantee information security, based on Corporate Information Security Policy and Standards, the guidelines of which establish premises for protecting the confidentiality, integrity and availability of information.

  Added Value

	In millions of reais
	2002			2003
	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September
ADDED VALUE (A+B+C)	1,811	1,846	5,510	2,191	2,395	6,835
A – Gross profit from financial intermediation	1,626	2,935	6,292	2,031	2,558	7,147
B – Commissions and fees	925	935	2,721	1,080	1,179	3,272
C – Other operating expenses	(740)	(2,024)	(3,503)	(920)	(1,342)	(3,584)
DISTRIBUTION OF ADDED VALUE (D+E+F+G)	1,811	1,846	5,510	2,191	2,395	6,835
D – Employees	801	916	2,437	922	1,094	2,873
E – Government	531	510	1,748	750	737	2,371
F – JCP/Dividends to stockholders (paid and accrued)	81	-	316	343	367	1,000
G – Reinvestment of profits	398	420	1,009	176	197	591

  Checking Accounts (million)

Consumer and Corporate Customers - September 2003

Increase in Checking Accounts - (million)

Increase in Savings Accounts - (million)

  Customer Service Network

	2002		2003

	September		June		September

	Branches	PABs/PAEs (1)	Branches	PABs/PAEs (1)	Branches	PABs/PAEs (1)
Consolidated	2,928	1,775	3,362	1,936	3,033	1,958
Bradesco	2,482	1,409	2,700	1,678	2,811	1,763
BCN	226	179	222	193	221	195
Banco Finasa (formerly Continental Banco)	1	-	1	-	1	-
Mercantil de São Paulo	219	187	-	-	-	-
BBV Banco	-	-	439	65	-	-

Banco Postal	1,033		2,830		3,144

ATMs - Bradesco Day and Night (BDN)	21,114		21,491		21,585

Finasa Promotora de Vendas (formerly Continental Promotora de Vendas)	51		55		53

(1)	PABs (banking service post) and PAEs (electronic service outlet) are installed exclusively in companies. PABs have at least one on-site bank clerk.

N.B.	368 BBV Banco branches were incorporated by Bradesco.
71 now operate under the Bradesco banner.
21 PABs were transferred from BBV Banco to Bradesco.
24 PAEs were transferred from BBV Banco to Bradesco.

Customer Service Network (Branches)

Bradesco and Market Share

REGION	BRADESCO	BCN (2)	TOTAL CONSOLIDATED	TOTAL BANKS IN MARKET (1)	MARKET SHARE (%)

North

Acre	5	-	5	25	20.0
Amazonas	56	2	58	129	45.0
Amapá	4	-	4	17	23.5
Pará	48	1	49	253	19.4
Rondônia	18	-	18	73	24.7
Roraima	2	-	2	14	14.3
Tocantins	13	1	14	71	19.7

Total	146	4	150	582	25.8

Northeast
Alagoas	10	2	12	112	10.7
Bahia	231	3	234	726	32.2
Ceará	27	2	29	340	8.5
Maranhão	26	1	27	248	10.9
Paraíba	17	-	17	153	11.1
Pernambuco	63	3	66	436	15.1
Piauí	10	-	10	106	9.4
Rio Grande do Norte	13	1	14	129	10.9
Sergipe	12	1	13	148	8.8

Total	409	13	422	2,398	17.6

Central West
Federal District	29	4	33	292	11.3
Goiás	102	5	107	548	19.5
Mato Grosso	58	1	59	215	27.4
Mato Grosso do Sul	53	3	56	219	25.6

Total	242	13	255	1,274	20.0

Southeast
Espírito Santo	36	2	38	306	12.4
Minas Gerais	274	15	289	1,854	15.6
Rio de Janeiro	244	36	280	1,659	16.9
São Paulo	1,046	115	1,161	5,554	20.9

Total	1,600	168	1,768	9,373	18.9

South
Paraná	163	10	173	1,263	13.7
Rio Grande do Sul	153	9	162	1,375	11.8
Santa Catarina	98	5	103	806	12.8

Total	414	24	438	3,444	12.7

TOTAL	2,811	222	3,033	17,071	17.8

(1)	Source: CADINF-DEORF/COPEC - July 2003.
(2)	Includes 1 branch of Banco Finasa.

Customer Service Network (Branches) - Market Share - July/2003

Customer to Branch Ratio - Thousand

  Banco Postal

Bradesco offers its products and services under the name of Banco Postal in partnership with Empresa Brasileira de Correios e Telégrafos – Correios (Brazil’s Postal Service Company).

Through the Correios post-office branches installed nationwide, Bradesco provides online real-time transactions using a latest-generation technology model.

The Correios personnel are trained by Bradesco to provide the customary top-quality services typical of both institutions.

Through Banco Postal, Bradesco is encouraging the socio-economic development of low-income bracket consumers, contributing towards the positive transformations currently taking place in Brazil. This post-office bank provides access to a wide range of products and services, which include, among others, the opening of checking and savings accounts, granting of loans, issue of check books, receipt of utility bill payments and others, all of which distinguish Banco Postal from among the market’s other banking correspondents. More products are soon to be introduced, designed to provide customers with an increasing range of options for carrying out their banking business at locations which are closer to their homes.

We stress that out of a total of 1,627 municipalities with no previous access to banking services, some 1,000 can now take advantage of the services offered by Banco Postal, providing benefits to a population of more than 9.6 million people.

The quarter was marked by the start-up, on September 26, of operations in post-office bank branch #3,000, on the island of Fernando de Noronha. On this occasion, account number 1,000,000 was opened and the first 2 loans, under the new microcredit line, were granted, structured in conformity with the federal government’s plan to increase Brazilian economic activity through the granting of credit to low-income consumers.

At the same time, Bradesco is forging other important partnerships in the Correspondent Banking segment with major retailing networks, including supermarket and drugstore chains, increasing the number of outlets offering its products and services.

Transactions Carried Out (monthly)

Units Installed (accumulated)

  Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night – Self-Service ATM Network

Brazil’s largest Private-Sector Self-service Network, with 22,462 ATMs (Bradesco - 21,585 and BCN - 877).

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Terminals etc.

Bradesco Self-Service Network Distribution – Monthly Productivity – September 2003

Bradesco Day and Night – Easy Phone Service

Nationwide 24-hour access, 7 days a week, with Electronic Voice Response (EVR) technology and personalized calls in 69 regions.

Personalized calls are routed via Bradesco’s Data and Voice Network to call centers in São Paulo – Santa Cecília and Osasco –Headquarters.

The Easy Phone service is widely used as a result of the large number of fixed and mobile telephones now in use throughout Brazil.

Bradesco Day and Night – Internet Banking

The Bradesco Portal contains links to 22 related websites and to the Banco BCN and Finasa bank websites. Bradesco Internet Banking (www.bradesco.com.br) online since May 31, 1996 is a worldwide benchmark for Home Banking services.

Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers more than 210 different services, which can be accessed 24 hours a day, seven days a week anywhere on earth.

Main Available Channel Services and Products

- Consultations	- Checking/savings accounts
- Account balances and statements: summarized, or in detail, by period
- Credit card balances and statements
- Investment balances and statements
- Bank charges and credit limits
- Payments/scheduling of payments	- Dockets - Public utility bills - Taxes, fees and contributions - Mobile phone credits - Direct debit
- Transfers	- Between Bradesco accounts - Other banks – DOC D; DOC E and TED - Donations
- Requests	- Changes to credit card limit - Checkbook - Revolving credit - Change of address
- Withdrawals/Deposits	- Checking/savings accounts - Salary/INSS account - Card
- Other services

- Unblocking of cards
- Travelers Checks - Financial investments
- Re-issue of payment receipts
- Personal loans/instant credit
- Advance receipt (Orpags)
- PIN substitution
- Sale of products and services

Bradesco Day and Night – Self-Service ATM Network

Growth:

	2002				2003

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.

BDN network terminals	20,429	20,779	21,114	21,210	21,285	21,491	21,585
Banking service outlets in the BDN nationwide network	5,104	5,376	5,549	5,640	5,762	5,845	6,172
Outplaced terminals (excluding branches, PABs and PAEs)	1,386	1,560	1,664	1,662	1,755	1,772	1,842
BDN network cash withdrawal transactions (million)	83.3	83.2	87.7	96.1	92.5	95.6	98.9

Deposit transactions (million)	48.5	50.4	52.0	51.0	47.0	47.6	48.4

Inter-account transfers (million)	4.4	4.3	4.7	4.8	4.5	4.6	4.8

Express checkbooks issued (million)	2.6	2.6	2.7	2.8	2.5	2.6	2.6

Balance consultations (million)	89.3	90.4	95.4	102.0	99.5	102.2	115.3
Financial volume of BDN network transactions (in billions of reais)	18.3	18.5	29.2	49.9	45.3	45.4	44.9

Third-quarter highlights for 2003:

  1 billion transactions in 2003, up to September 30, a daily average of 4.5 million.

  Bradesco Day and Night ATM Network terminals recorded an increase of 20.5% in the number of personal loans granted and a 10.7% growth in financial volume compared to 3Q02.

  94 new terminals were installed during the period.

  BBV Banco ATMs were updated with latest-generation technology.

Number of ATMs - Bradesco

Bradesco Day and Night – Easy Phone Service

Integrated Call Centers

Bradesco Cards	Banco Bradesco
Card sales	Bradesco Prime
Card collection	Bradesco Internet Banking support
Advance receipts	Finasa
Outgoing telemarketing	Digital Bradesco
Private pension plans	Digital BCN
Telecollection	BCN Live Line (Linha Viva)
Bradesco Consortium Plans

Increase in Number of Calls (million)

Growth in Financial Volume - In millions of reais

Third-quarter highlights for 2003:

  14.6 million electronic voice-response calls per month.

  5.3 million personalized service calls per month.

  95% of personalized service call queries are resolved during the first contact.

  1.8 million products and services sold up to September 30, 2003.

  Incorporation of BBV Banco.

Bradesco Day and Night – Internet Banking Service

Internet Banking – Bradesco and BCN - Registered users(*) - thousand

Internet Banking

Thousand transactions

Bradesco Internet Banking

Bradesco online services were created to facilitate the day-to-day life of its customers, offering access to the transactions available through the branch network from any point on the globe.

The internet is an important and profitable customer relationship channel, generating benefits for both customers and stockholders.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest (www.shopinvest.com.br), the first Brazilian retail bank broker to operate in BOVESPA's online Home Broker.

Through ShopInvest, investors can access a variety of different information and trade shares in BOVESPA, even if they are not Bradesco account holders. All of these services are provided free-of-charge and comply with the same rules applicable to bricks-and-mortar trading.

ShopInvest stands out for its wide range of investment options, available in nine Investment Rooms: Shares; Savings Bonds; CDB; Funds; Real Estate; BM&F; Savings Accounts; Vida e Previdência (Private Pension Plans) and Insurance.

ShopCredit

In May 2001, Bradesco launched ShopCredit (www.shopcredit.com.br), the Bank’s Financing and Loan website, which offers a complete portfolio of Bradesco's credit lines. The products are grouped together for purchase by consumer or corporate customers with full details on each option and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Consumer Financing (CDC), Leasing, Housing Loans and Finame (Moderfrota, Prefixado and Proleite) modes. ShopCredit visitors can also request instant personal credit, quickly and securely.

Bradesco Net Empresa

On September 18, 2001, Bradesco launched its new corporate banking website.

With Bradesco Net Empresa, companies gained a new ally for optimizing the financial management of their businesses. Through this website, companies can operate bank accounts, make payments and collections and perform other transactions online without having to visit a bricks-and-mortar branch.

B2C (Business to Consumer)

Bradesco Electronic Trade was created in 1998 and soon became a successful hallmark. In the wake of this success, ShopFácil was launched in 2000, offering, among other services, “Meios de Pagamento Eletrônico Bradesco” (Bradesco Online Payment Methods) – the safest, most practical and economic way to shop online.

Bradesco is currently the only Bank in the world to date to receive ISO 9001:2000 accreditation for its Online Commercial Payment Methods.

Bradesco Electronic Payment Methods comprise: Electronic Wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment), Boleto Bancário (Online Dockets), Interaccount Transfers and Bradesco Online Credit.

B2B (Business to Business)

In the B2B area, emphasis should be given to the business solutions offered by Bradesco comprising the following: a security and limits module, B2B payment methods, management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

At present, the Bank offers the following B2B Payment Methods:

  Online Docket;

  Electronic Wallet (Credit Cards); and

  Financing lines.

Third-quarter highlights for 2003:

  Launching of the Bradesco Empresas website.

  Launching of the Bradesco Custody website.

  Online transmission of Bradesco Consortium Member Meetings.

Services	Position in 2003 up to September 30
Bradesco Internet Banking	5.6 million registered users. 233.7 million transactions carried out (a 19.9% increase compared to the same period in 2002).
BCN Net Internet Banking	229.8 thousand registered users.
ShopInvest Bradesco	777 thousand registered users. 427 thousand transactions carried out (a 98.6% increase compared to the same period in 2002).
ShopCredit	411 thousand transactions/operations carried out (a 51.1% increase compared to the same period in 2002).
Bradesco Net Empresa	157 thousand registered companies with 116 thousand in operation. 4.1 million transactions/operations conducted (a 192.8% increase compared to the same period in 2002).
B2C	544 thousand transactions/sales posted. 1,818 stores operating with Bradesco Online Payment Methods.
Bradesco Internet Banking for the Visually Impaired	2,870 registered users.
Web Point	112 terminals installed.
Bradesco Net Express	1,884 companies connected. 7.6 million transactions carried out.
Infoemail	134 thousand registered users.
Infocelular	3,451 registered customers.
Mobile Banking (WAP)	864 thousand transactions carried out.
Fale com o Bradesco (Talk to Bradesco)	The Bank offers an online communications channel through which customers can clarify doubts and send suggestions or complaints regarding Bradesco products and services.
Donations	Aware of its social responsibility, Bradesco offers customers the opportunity to make online donations to a number of different philanthropic entities and institutions.
WebTA	Through this system data files can be transmitted over the internet with maximum security.
Boleto Fácil (Easy Bill Payment)	Customers can use the Bradesco free Infoemail service to receive bills for payment via e-mail, as well as balance information, financial market news and other interesting information.

Other Bradesco Organization Websites:

  Investor Relations - (www.bradesco.com.br/ir)

  Bradesco Prime – (www.bradescoprime.com.br)

  Bradesco Foreign Exchange - (www.bradescocambio.com.br)

  Bradesco Corporate Banking - www.corporatebradesco.com.br)

  Bradesco Empresas - (www.bradescoempresas.com.br)

  Bradesco Savings Bonds - (www.bradescocapitalizacao.com.br)

  Bradesco Custody - (www.bradescocustodia.com.br)

  The Bradesco Foundation - (www.fb.org.br)

  Bradesco Insurance - (www.bradescoseguros.com.br)

  Bradesco Healthcare - (www.bradescosaude.com.br)

  Bradesco Private Pension Plans - (www.bradescoprevidencia.com.br)

  Financial Channel - (www.canal.bradesco.com.br)

  The Bradesco Card Website - (www.bradescocartoes.com.br)

  Bradesco for University Students - (www.bradescouniversitários.com.br)

  Personal Finance Portal - (www.bradesco.com.br/indexpf.html)

  Corporate Finance Portal - (www.bradesco.com.br/indexpj.html)

  Portal for the Visually Impaired - (www.bradesco.com.br/indexdvisual.html)

  Online Shopping Portal - Consumers - (www.bradesco.com.br/index_comerciopf.html)

  Online Shopping Portal - Corporate - (www.bradesco.com.br/index_comerciopj.html)

Websites, Products and Services under Construction:

  Corporate Banking website (new version)

  Private Banking website (new version)

  MultiChannel CRM

  B2B Buyer and Vendor Financing

  B2B Payments Method System

  Cards

	Million

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Number of Cards	31.8	33.3	33.3	36.9	39.1	39.1
Credit	5.3	5.7	5.7	6.5	6.8	6.8
Debit	26.5	27.6	27.6	30.4	32.3	32.3
Average amount billed – In reais	2,802.3	3,121.6	8,533.7	3,698.7	4,005.6	11,354.6
Credit	1,945.3	2,139.9	5,899.8	2,330.1	2,483.4	7,164.4
Debit	857.0	981.7	2,633.9	1,368.6	1,522.2	4,190.2
Number of transactions	54.9	60.9	167.0	69.9	76.9	215.1
Credit	32.3	35.2	97.9	35.9	38.7	111.1
Debit	22.6	25.7	69.1	34.0	38.2	104.0

Credit Cards

The number of Bradesco credit cards increased by 19.3% in the third quarter compared with the same period in 2002, while the Visa and Mastercard market grew by some 7.9%. This growth rate expanded our market share from 14.4% in 2002 to 16.1% in 2003.

Third-quarter billings totaled R$ 2.5 billion, a growth rate of 16.1% as compared to the same period in 2002, with a 9.9% increase in the number of transactions.

These results include the addition of 64.8 thousand credit cards to Bradesco’s card base, following the incorporation of BBV Banco.

Debit Cards (Electron)

The number of debit cards increased by 17.0% in the third quarter of 2003, compared to the same period in 2002, strengthened by the acquisition of BBV Banco, with some 360 thousand cards, confirming Bradesco’s leadership of the Visa Electron market.

In terms of billings, this increase totaled 55.1%. These two indicators demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of debit cards. The commercial establishments are our allies in this market, since debit cards are preferred for their guaranteed liquidity, security and easy operation.

Acquiring Market

The network of commercial establishments in Brazil, accredited by the Visa system, is administered by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a direct capital holding of 39.7%. From January to September 2003, Visanet processed some R$ 38.6 billion in transactions, including both credit and debit card billings, a 34.0% increase over the same period in 2002. At present, Visanet has 699 thousand associated establishments nationwide. The Visa network is preferred by customers precisely because of the card’s wide market acceptance.

Growth

Credit Card Base - Million

Credit Card Billings – In millions of reais

Market Share

Debit Card Base (Electron) – Million

Debit Card Billings – In millions of reais

  Bradesco Corporate Banking

Since its creation in 1999, Bradesco Corporate Banking has focused on enhancing its specialized structures designed to provide the best possible service to 1,159 Economic Groups comprising its target market, segmented as follows:

Corporate - The structure devised to conduct the Bank’s relationship with Brazil’s major corporations is growing and improving year by year. Every effort is made to ensure that the related-area professionals have a thorough working knowledge of the corresponding economic sectors and companies and as a result are able to offer complete solutions and genuine added value, developing solutions in the areas of cash management, private pension plans, asset management, overseas trade and risk management.

Agribusiness - A team of specialists formed to attend companies in this important economic segment, providing product and service solutions in line with their specific needs.

Asian Desk - A partnership entered into with the UFJ Bank for the purpose of developing financial solutions, in the role of economic and financial advisor and main banker for companies interested in the commercial and financial flows between Brazil/Japan and Brazil/Asia.

Euro Desk - Following the conclusion of the acquisition of BBV Banco, the Euro Desk is now under implementation. Focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, fostering business synergies with BBVA in Europe, the U.S. and Latin America.

  Bradesco Empresas (middle market)

Bradesco’s middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

This segment targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bank’s traditional Branch customers who are compatible with this profile are invited to join the Bradesco Empresas segment.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

By September 2003, this segment had 44 service outlets in São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Rio Grande do Sul with 6,746 customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas prompted significant investments in this area, including specific training for our Relationship Managers and the restructuring of the IT structure, designed to provide added value and increase the Bank’s share of this segment.

Since they are responsible for a maximum portfolio of 25 to 30 organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

The recent mergers of other financial institutions by Bradesco have had a positive effect, increasing the Bank’s product portfolio and market share.

Up to the end of December 2003, there will be a total of 66 Middle Market Branches.

  Bradesco Private Banking

Bradesco Private Banking, through the deployment of its exclusive line of ISO 9001:2000 accredited products and services, provides expert advice to its customers through qualified professionals, on the best local and international capital market investment options designed to increase their wealth, on a one-to-one basis with the discretion, privacy and security required by this customer service.

  Bradesco Prime

As part of the segmentation strategy implemented by the Organization in 1999, Bradesco Prime commenced activities on May 19, 2003 and now boasts a Network of 142 Branches distributed nationwide and which is expected to increase to 175 by February 2004.

Bradesco Prime’s target public comprises consumer customers with a monthly income of more than R$ 4,000.00 or with investments in excess of R$ 50,000.00.

Bradesco Prime coordinates the Bank’s commercial relationship with these segment customers, providing VIP facilities and personalized attendance by Relationship Managers, as well as bespoke products and services.

The Bradesco Prime Relationship Manager is a high-caliber professional capable of catering to all the financial needs of his/her customers. Since customer portfolios are kept small, managers are able to dedicate special attention to each one.

Bradesco Prime Customers have access to the extensive Bradesco customer service network, comprising its nationwide branches and self-service network.

  International Area

Structure

This area operates with support of its 17 specialized units operating in Brazil (Bradesco – 12 and BCN - 5), 1 Branch in New York (Bradesco), 4 Branches in Grand Cayman (Bradesco, BCN, Boavista and Mercantil), 2 Branches in Nassau (BBV Banco and Boavista), 1 subsidiary in Buenos Aires, Banco Bradesco Argentina S.A., 1 subsidiary in Nassau, Boavista Banking Limited, 1 subsidiary in Luxembourg, Banco Bradesco Luxembourg S.A., 1 subsidiary in Tokyo, Bradesco Services Co., Ltd. and 1 subsidiary in Grand Cayman, Cidade Capital Markets Ltd.

In the International Area, emphasis should be given to the important support offered by the Bradesco Organization designed to foster Brazilian foreign trade, with a balance at the end of the third quarter of some US$ 6.7 billion in export and import financing, as well as for onlending to local customers.

Foreign trading for exports through August 2003 totaled US$ 9.4 billion, a growth rate of 11.2% compared to the same period in 2002. We also highlight the 40.8% increase recorded in foreign exchange trading for imports, which totaled US$ 3.8 billion as compared to US$ 2.7 billion for the period from January to August 2002.

Volume of Foreign Currency Trade -
In billions of U.S. dollars

Export Market

Import Market

We present below the foreign trade portfolio balances at September 30, 2003:

	In millions of U.S. dollars	In millions of reais

Export financing
Advance on Foreign Exchange Contracts - undelivered bills	1,652.3	4,829.0
Advance on Export Contracts – delivered bills	501.5	1,465.7
Exchange discounted in advance	27.3	79.8
Prepayments	692.8	2,025.2
Loans according to Export Incentive Program (Proex)	0.1	0.3
Onlending of funds borrowed from BNDES/EXIM	51.8	151.4
Documentary drafts and bills of exchange in foreign currency	13.5	39.4
Indirect exports	5.9	17.5

Total export financing	2,945.2	8,608.3

Import financing
Foreign currency import loans	246.4	720.1
Exchange discounted in advance	81.9	239.4
Open import credit	34.6	101.1

Total import financing	362.9	1,060.6

Guarantees
International guarantees	107.7	314.7

Total international guarantees	107.7	314.7

Total export and import financing	3,415.8	9,983.6

The foreign exchange portfolio is financed by credit lines obtained from correspondent banks. The Bank also has a Commercial Paper program in the United States in the amount of US$ 190 million, as well as two foreign trade finance facilities, one with the Inter American Development Bank - IDB (US$ 110 million) and the other with the International Finance Corporation - IFC (US$ 70 million).

At the end of the third quarter, approximately 100 American, European and Asian Banks had extended credit lines to Bradesco.

	In millions of U.S. dollars

	September 30, 2003

	Assets	Stockholders' equity

Foreign Branches and Subsidiaries
Bradesco New York	697.9	139.1
Bradesco Grand Cayman	4,207.5	378.2
BCN Grand Cayman	443.4	135.6
Boavista Grand Cayman, Nassau and Banking Ltd. – Nassau	619.8	73.1
Cidade Capital Markets Ltd. - Grand Cayman	29.8	29.8
Bradesco Services Co., Ltd – Tokyo Japan	0.4	0.4
Mercantil Grand Cayman	132.8	132.5
Banco Bradesco Argentina	20.6	16.1
Banco Bradesco Luxembourg S.A.	246.5	123.8
BBV Banco – Nassau	387.6	265.9

The core objective of the foreign branches and subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

In the first nine months of 2003, as well as short-term funds obtained from correspondent banks for foreign trade financing, loans of US$ 2.064 billion on a consolidated basis were raised through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

This amount corresponds to a 254% increase over the same period in 2002, when the Organization obtained some US$ 583 million.

In the same context, emphasis should be given to the conclusion of the Payment Order Securitization Program, with funds obtained, on August 20, 2003, in two tranches for the total amount of US$ 400 million, under a 7-year term, with principal and interest paid quarterly and a 2-year grace period for amortization of the principal. As well as this program, Bradesco Grand Cayman obtained on July 10, 2003, an amount of US$ 270 million relating to the transaction concerning the Securitization of Visanet Credit Card Receivables in the amount of US$ 500 million, with an 8-year term.

Profile of Public and Private Placements Abroad – Consolidated Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	AMOUNT	DATE ISSUED	MATURITY

2000 – PUBLIC ISSUES - US$ 950m
FxRN	US$	200,000,000.00	2.8.2000	2.8.2002
FxRN	US$	100,000,000.00	5.12.2000	5.13.2002
USCP	US$	300,000,000.00	6.19.2000	6.18.2001
FxRN	US$	200,000,000.00	7.10.2000	7.10.2001
FxRN	US$	150,000,000.00	11.17.2000	11.18.2002
- PRIVATE ISSUES - US$ 250m

2001 – PUBLIC ISSUES - US$ 1.075bn
FxRN	US$	175,000,000.00	2.22.2001	2.22.2002
FxRN	US$	100,000,000.00	4.25.2001	10.25.2002
FxRN	US$	100,000,000.00	6.18.2001	6.18.2003
USCP	US$	250,000,000.00	6.18.2001	6.17.2002
FxRN	US$	100,000,000.00	7.24.2001	7.24.2002
FxRN	US$	200,000,000.00	10.24.2001	10.18.2002
SUBORDINATED DEBT	US$	150,000,000.00	12.17.2001	12.15.2011
- PRIVATE ISSUES – US$ 150m

2002 – PUBLIC ISSUES - US$ 708m
FxRN	US$	150,000,000.00	3.5.2002	3.5.2004
SUBORDINATED DEBT	US$	133,181,126.13	4.25.2002	4.17.2012
USCP	US$	150,000,000.00	6.17.2002	6.16.2003
FxRN	US$	100,000,000.00	9.18.2002	12.19.2002
FxRN	US$	175,000,000.00	12.17.2002	6.17.2003
PRIVATE ISSUES – US$ 160m

2003 - PUBLIC ISSUES - US$ 1.647bn
FxRN	US$	250,000,000.00	1.14.2003	10.14.2003
FxRN (EUR 70m)	US$	75,456,500.00	2.12.2003	8.12.2003
FxRN	US$	150,000,000.00	2.19.2003	12.19.2003
FxRN	US$	250,000,000.00	4.15.2003	7.02.2004
FxRN (EUR 100m)	US$	106,820,000.00	4.16.2003	12.16.2003
FxRN	US$	75,000,000.00	5.15.2003	11.16.2004
USCP	US$	190,000,000.00	6.16.2003	6.15.2004
FxRN	US$	150,000,000.00	6.17.2003	12.20.2004
Securitization MT 100 – Fixed	US$	200,000,000.00	8.20.2003	8.20.2010
Securitization MT 100 – Floating	US$	200,000,000.00	8.20.2003	8.20.2010

2003 - PRIVATE ISSUES – US$ 417m

SPREAD OVER TBILL

Bradesco has the following programs:

Type	Currency	Amount

EURO CP PROGRAM (Grand Cayman)	US$	300,000,000.00
EURO CD PROGRAM (Grand Cayman)	US$	100,000,000.00
EURO CD PROGRAM (Grand Cayman)	US$	1,000,000,000.00
MTN PROGRAM	US$	2,500,000,000.00
USCP	US$	190,000,000.00
TERM LOAN FACILITY	US$	100,000,000.00
TRADE FINANCE FACILITY (IDB/IFC)	US$	180,000,000.00

Total	US$	4,370,000,000.00

  Capital Market

Underwriting Transactions

Up to September 2003, Bradesco coordinated transactions with stock, debentures and promissory notes which totaled R$ 3.879 billion, comprising 59.97% of all issues registered at the Brazilian Securities Commission (CVM).

Of the total number of floating and fixed-return transactions registered at CVM up to September, 2003, Bradesco participated in 17% of the primary and secondary stock issues and in 20% of debenture issues and 38% of promissory notes issues.

Bradesco's Share of the Issues Market - In millions of reais

Origination and distribution - ANBID Ranking - August 2003

Origination

Stock Ranking (1)		Fixed Income Ranking (2)		General Ranking (1+2)

2002	August 2003	2002	August 2003	2002	August 2003

1st BBA	1st Merrill Lynch	1st Unibanco	1st BB	1st Unibanco	1st BB
2nd CEF	2nd Santander	2nd Itaú	2nd Bradesco	2nd Itaú	2nd Santander
3rd UBS	3rd Bradesco	3rd Bradesco	3rd ItaúBBA	3rd Bradesco	3rd Bradesco
4th Itaú	4th BB	4th BBA	4th ABCBrasil	4th BBA	4th ItaúBBA

Distribution

Stock Ranking (1)		Fixed Income Ranking (2)		General Ranking (1+2)

2002	August 2003	2002	August 2003	2002	August 2003

1st BBA	1st Merrill Lynch	1st Unibanco	1st BB	1st Unibanco	1st BB
2nd CEF	2nd Santander	2nd Itaú	2nd Bradesco	2nd Bradesco	2nd Santander
3rd UBS	3rd Bradesco	3rd Bradesco	3rd ItaúBBA	3rd Banco do Brasil	3rd Bradesco
4th Merrill Lynch	4th BB	4th BBA	4th ABCBrasil	4th Itaú	4th ItaúBBA

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

Confirming its dynamic approach in the prospecting of new business, Bradesco ended the first half of 2003 with 7 operations in the Mergers and Acquisitions segment.

Bradesco’s presence is also notable in Project Finance operations, acting as a financial advisor to major corporations operating in electric power generation and co-related projects.

  Structured Transactions

Launched on June 23, 2003, this service area is part of the Organization’s strategy to strengthen its positions, considering the highly competitive scenario produced by the policies of recent governments in their pursuit for economic stability.

Designed principally to attend customers from Bradesco Corporate Banking and Bradesco Empresas, this service is focused on developing personalized solutions for customer needs in the following areas: project financing, securitization of assets, loan syndication, etc. which are known in the financial market as structured transactions.

The third quarter was mainly dedicated to area implementation, in particular, structural issues, the selection and transfer of staff from other areas and associated companies to form the Department’s basis, as well as the definition of processes relating to the approval, contracting and processing of transactions.

At the same time, efforts were made to disseminate the activities of this new area across the Bradesco Empresas and Corporate Banking Branches with the approval and recognition of the first structured transactions.

  Collection and Tax and Utility Collections

Collection

Bradesco Collection strengthens its position yearly as an authentic partner in the management of corporate business. Combining high standards of efficiency with latest-generation IT resources, Bradesco collection services are an efficient and secure tool for use by a universe of corporate entities.

Bradesco’s computer-recorded Collection services, transmitting and receiving data on a direct computer-to-computer basis, rely on one of the most advanced banking technology systems available, offering important productivity gains to companies by permitting the streamlining of services. The available services include electronic collection (computer-recorded) permitting online information consultation by user companies. This system processes approximately 98% of all documents recorded in the Bradesco collection portfolio.

Pag-For Bradesco facilitates the management of Trade Accounts Payable for more than 42 thousand companies.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco’s tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

	In billions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Corporate collections (1)	137.3	142.5	424.3	167.0	174.2	501.5
Pag-For	50.7	58.9	151.9	68.9	71.7	205.4
Corporate collections + Pag-For	188.1	201.4	576.2	235.9	245.9	706.9
Taxes	16.5	18.5	52.3	19.0	20.6	58.7
Water, electricity, telephone, gas	3.0	3.1	8.9	3.8	4.1	11.4
Social security payments	3.0	3.3	9.2	3.7	4.4	11.4
Tax + utility collections	22.5	24.9	70.4	26.5	29.1	81.5

	Number of transactions (million)

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Corporate collections (1)	160.7	165.1	484.5	175.4	177.9	518.9
Pag-For	15.8	17.2	47.1	18.0	19.7	54.9
Corporate collections + Pag-	176.6	182.3	531.6	193.4	197.6	573.9
Taxes	11.3	14.8	39.8	15.5	15.7	46.0
Water, electricity, telephon	26.2	26.9	78.7	28.5	29.9	85.8
Social Security payments (2)	11.6	11.9	35.2	10.7	11.3	31.3
Tax + utility collections	49.1	53.6	153.7	54.7	56.9	163.1
(1)	Total movement (funds obtained, used, credits, etc.).
(2)

Total beneficiaries: more than 3.885 million retirees and pensioners (corresponding to 18.44% of all those registered with the Brazilian Institute of Social Security - INSS). Payment via direct debit
36.432 million – January to September 2002
36.911 million – January to September 2003

Growth in Collection and Pag-For

Growth in Tax and Utility Collections/Payments

  Stock, Custody and Controllership Services

Bradesco offers its customers the following quality services using an appropriate infrastructure and specialized personnel: custody of securities, controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas. All these services are fully accredited by ISO 9001:2000

- Bookkeeping of Assets

168	Companies comprise the Bradesco computer-registered share system, with 5.6 million shareholders.
28	Companies comprise the Bradesco computer-registered debenture system, which totals R$ 13.1 billion.
13	Investment Funds comprise the Bradesco computer-registered quota system, which totals R$ 921.3 million.
2	Registered BDR Programs, with a market value of R$ 230.4 million.

Custody and Controllership

R$ 88.9 billion	In assets under custody for 477 customers who use the Bradesco Custody services (Funds, Portfolios and DR).

R$ 120.0 billion	Comprises the total equity of the 705 investment funds and managed portfolios using the Bradesco Constrollership services.

9	Registered DR Programs, with a market value of R$ 15.6 billion.

Growth of Customers and Assets under Custody

  Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investment Growth

	In millions of reais

	1998	1999	2000	2001	2002	Accumulated to September 2003

Infrastructure	205	215	227	509	613	377
IT/Telecommunications	317	553	617	743	947	875

Total	522	768	844	1,252	1,560	1,252

  Banco BCN S.A.

Consolidated Balance Sheet - In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	20,575	22,702	23,469	22,480
Funds available	761	1,056	122	135
Interbank investments	298	1,012	5,424	5,030
Securities and derivative financial instruments	5,993	4,862	3,700	2,942
Interbank and interdepartmental accounts	503	688	935	798
Credit and leasing operations	10,636	12,471	10,989	11,246
Other receivables and other assets	2,384	2,613	2,299	2,329
Permanent assets	556	539	524	502

Total	21,131	23,241	23,993	22,982

LIABILITIES
Current and long-term liabilities	19,745	21,771	21,728	19,155
Demand, time and interbank deposits	10,192	11,820	12,035	9,080
Savings account deposits	710	757	768	778
Deposits received under security repurchase agreements and funds from the issuance of securities	3,471	2,468	4,181	4,312
Interbank and interdepartmental accounts	55	299	133	122
Borrowings and onlendings	3,247	3,731	2,068	2,235
Derivative financial instruments	242	783	58	48
Other liabilities	1,828	1,913	2,485	2,580
Deferred income	5	5	24	19
Minority interest in subsidiaries	-	-	513	537

Stockholders' equity	1,381	1,465	1,728	3,271

Total	21,131	23,241	23,993	22,982

Consolidated Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	1,514	1,794	4,304	1,172	1,356	3,878
Expenses for lending and trading activities	(1,123)	(1,561)	(3,293)	(679)	(863)	(2,381)
Gross profit from financial intermediation	391	233	1,011	493	493	1,497
Other operating income (expenses), net	(301)	(183)	(761)	(343)	(345)	(1,064)
Operating income	90	50	250	150	148	433
Non-operating income (expenses), net	7	7	19	(6)	(6)	(13)
Income before taxes on income	97	57	269	144	142	420
Income tax and social contribution	(17)	9	(51)	(51)	(48)	(15)
Minority interest in subsidiaries	-	-	-	(22)	(19)	(49)

Net income	80	66	218	71	75	356

Banco BCN S.A. is recognized in the market as the RELATIONSHIP BANK for its highly segmented customer service, which provides products and services developed on a personalized basis in accordance with the customers’ specific needs.

Customer Service

The customer service network comprised 219 traditional Branches distributed nationwide; 2 BCN Digital Branches (in São Paulo and Rio de Janeiro) offering an advanced concept in phonebank services, through which products and services are sold by management teams and delivered by courier service with no need for customers to leave their homes or the office; 1 Branch abroad in Grand Cayman and a further 99 Banking Service Posts and 96 Online Service Outlets installed on corporate customer premises. As well as the branches and service post and outlets, customers had access to 877 BCN ATMs and 2,159 ATMs comprising the 24-Hour Bank Network, as well as 11,007 Bradesco Day and Night ATMs, which can be used by BCN customers and to the services offered by BCN Office Banking and BCNNet Internet Banking. Another phone service, the BCN Live Line, is also available to branch customers throughout Brazil.

At the end of September, BCN had 869 thousand customers, – 730 thousand account holders and 139 thousand non-account holders – and had issued a total of 230 thousand credit cards.

Banco Finasa S.A., a wholly owned subsidiary of BCN, had 1 Branch in Brazil and operates through Finasa Promotora de Vendas Ltda. The Promotora, responsible for securing customers and receiving and forwarding consumer financing proposals, had 53 Branches at the end of the quarter and was present in 12,777 new and used vehicle dealerships and 804 stores selling furniture and home decor, IT related equipment and software, tourism and finishing materials, among others. Customers served by Banco Finasa S.A. totaled 862 thousand.

Corporate Reorganization

In the pursuit for a greater degree of competitiveness and productivity and the consequent rationalization and reduction of administrative and legal costs, on September 30, based on the balance sheets at June 30, 2003, Bancocidade Distribuidora de Títulos e Valores Mobiliários Ltda. and BCN S.A. Distribuidora de Títulos e Valores Mobiliários, subsidiaries of Banco BCN S.A. were incorporated into Finasa Distribuidora de Títulos e Valores Mobiliários S.A., and as a result BCN now holds 80.0% of this company’s capital. On the same date, also based on the balances sheets at June 30, BCN Corretora de Títulos e Valores Mobiliários S.A., formerly CLSA-BCN Corretora de Títulos e Valores Mobiliários S.A., incorporated Bancocidade Corretora de Valores Mobiliários e de Câmbio Ltda.

Social Actions

The Bank continues its important support of sports activities through the BCN Sports program, which focuses on the formation, maintenance and dissemination of women’s basketball and volleyball at 81 training centers, 49 for volleyball and 32 for basketball. At these centers, some 4,300 young women athletes from 10 to 15 years of age have access to courts, uniforms, sports material, instructors and all the infrastructure required to practice these sports, completely free of charge. The girls must be able to prove continuous and consecutive attendance at school to participate in this program, which also includes counseling on citizenship issues, personal hygiene, nutrition and prevention of teenage pregnancy and drug abuse.

Operating Performance

Net Income and Stockholders’ Equity

BCN reported third-quarter net income of R$ 75.2 million, an increase of 14.5% compared to R$ 65.7 million for the same period in 2002.

Stockholders’ equity for the third quarter of 2003, grew by R$ 1.5 billion following the capital increase in August and totaled R$ 3.3 billion at the end of September, after adjustments for dividends of R$ 21.6 million, projected for the period.

The Bank’s accumulated net income for the nine-month period totaled R$ 356.1 million, corresponding to an average annualized return of 24.2% on stockholders’ equity.

In the first half of 2003, non-recurring income was recorded in the amount of R$ 132.5 million in Potenza Leasing S.A. Arrendamento Mercantil, a wholly owned subsidiary of the Bank, derived from deferred tax assets recorded on prior-year tax losses and negative bases of social contribution. Disregarding this effect, net income for the nine-month period totaled R$ 223.6 million and the average annualized return on stockholders’ equity was 15.8%, after adjustment.

Funding and Portfolio Administration

At September 30, 2003, the overall funds obtained and managed totaled R$ 23.5 billion, a 3.3% increase compared with the same period in 2002. Deposits, the Bank’s main source of funds, totaled R$ 9.9 billion. Total funds include an amount of R$ 3.0 billion in Investment Funds, obtained by BCN Branches, managed by BRAM – Bradesco Asset Management Ltda. and administrated by Banco Bradesco S.A.

Total Assets and Credit Operations

Total assets remained stable as compared to September 2002, at R$ 23.0 billion. Of this amount 53.7%, or R$ 12.3 billion, was allocated to credit operations, including leasing operations and advances on foreign exchange contracts and 34.7%, or R$ 8.0 billion, was allocated to short-term interbank accounts and securities and derivative financial instruments.

  Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	3,092	4,166	4,260	4,841
Funds available	1	-	-	3
Interbank investments	46	48	28	25
Securities and derivative financial instruments	11	10	14	15
Interbank accounts	11	19	42	20
Credit and leasing operations	2,816	3,847	3,908	4,461
Other receivables and other assets	207	242	268	317
Permanent assets	6	7	11	12

Total	3,098	4,173	4,271	4,853

LIABILITIES
Current and long-term liabilities	2,924	3,978	3,988	4,557
Demand, time and interbank deposits	2,636	3,600	3,624	4,128
Deposits received under security repurchase agreements
and funds from the issuance of securities	13	4	3	3
Interbank accounts	1	-	2	-
Borrowings and onlendings	2	64	101	124
Derivative financial instruments	55	55	81	92
Other liabilities	217	255	177	210
Deferred income	3	4	22	18
Stockholders’ equity	171	191	261	278

Total	3,098	4,173	4,271	4,853

Consolidated Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	267	314	838	395	408	1,165
Expenses for lending and trading activities	(167)	(175)	(500)	(237)	(239)	(689)
Gross profit from financial intermediation	100	139	338	158	169	476
Other operating income (expenses), net	(76)	(99)	(256)	(115)	(133)	(355)
Operating income	24	40	82	43	36	121
Non-operating income (expenses), net	-	(1)	(2)	(3)	-	(5)
Income before taxes on income	24	39	80	40	36	116
Income tax and social contribution	(9)	(14)	(29)	(14)	(13)	(40)

Net income	15	25	51	26	23	76

Banco Finasa S.A., a wholly owned subsidiary of Banco BCN S.A., is focused on the consumer customer segment and operates mainly in the financing of new and used vehicles, consumer durables and services through Finasa Promotora de Vendas Ltda., which is responsible for securing new customers and receiving and forwarding consumer financing proposals. In 2003, the Promotora continued consolidating its structure, absorbing staff from Finasa S.A., C.F.I., in 2002 and from BBV Banco, in September this year, preparing to give leverage to the transactions in the areas under focus. The strategy for growth includes the implementation of different sales channels and partnerships such as those entered into with Ford Serviços and Microsoft in 2002 and with ABRAPAR, after approval by the Brazilian Association of Fiat Automobile Dealerships – ABRACAF, in the first half of 2003, for supporting the financing of vehicles sold by the associated dealerships. Facing market competition accordingly, by extending the distribution channels and increasing market share.

At the end of September, Finasa Promotora de Vendas operated through its 53 Branches and was present in 12,777 new and used vehicle dealership outlets and 804 stores selling furniture and home decor, IT related equipment and software, tourism and finishing materials, among others.

Customers served by Banco Finasa totaled some 862 thousand.

Net Income and Stockholders’ Equity

The Bank reported third-quarter net income of R$ 23.2 million, totaling R$ 76.1 million for the nine-month period, an increase of 46.7% compared to the same period in 2002. With stockholders’ equity, at September 30, of R$ 278.9 million, after adjustments for the quarterly dividend of R$ 5.5 million, the average annualized return from January to September was 38.0%.

Assets

At the end of September 2003, assets totaled R$ 4.9 billion, an increase of 16.3% over the same period in 2002. Of this amount, R$ 4.4 billion comprised funds for new and used auto financing, an increase of 17.7%, as compared to the same period in 2002.

Auto-financing production for the first nine months of 2003 totaled R$ 2.7 billion, growing by 89.8% compared to R$ 1.4 billion produced for the same period in 2002.

  Bradesco Insurance Group

Insurance (1)

Consolidated Balance Sheet – In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	3,237	3,242	3,789	3,943
Securities	1,512	1,554	1,935	2,136
Insurance transactions and other accounts receivable	1,725	1,688	1,854	1,807
Permanent assets	2,084	2,065	2,304	2,646

Total	5,321	5,307	6,093	6,589

LIABILITIES
Current and long-term liabilities	3,060	3,071	3,154	3,290
Tax and social security contributions	528	544	573	593
Insurance-related payables	258	202	371	319
Other liabilities	796	787	378	459
Technical reserves	1,478	1,538	1,832	1,919
Minority interest	85	89	51	51
Stockholders’ equity of the parent company	2,176	2,147	2,888	3,248

Total	5,321	5,307	6,093	6,589

Consolidated Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Earned premiums	1,263	1,220	3,639	1,471	1,601	4,400
Retained claims	(918)	(913)	(2,692)	(1,231)	(1,313)	(3,579)
Selling expenses	(144)	(147)	(422)	(160)	(168)	(484)
Other operating income (expenses)	(6)	4	(1)	16	26	59
Contribution margin	195	164	524	96	146	396
Administrative costs	(171)	(167)	(476)	(181)	(183)	(533)
Taxes	(10)	(13)	(41)	(17)	(19)	(60)
Financial results	82	78	245	106	132	354
Operating income	96	62	252	4	76	157
Non-operating income	(8)	16	(15)	(14)	(28)	(49)
Results on investments in subsidiary and
associated companies	104	128	357	87	143	322
Minority interest	(5)	(1)	(6)	-	1	1
Income before income tax and social contribution	187	205	588	77	192	431
Income tax and social contribution	(11)	(12)	(50)	17	-	8

Net income	176	193	538	94	192	439

N.B.	Includes insurance premiums issued by Bradesco Vida e Previdência S.A. (with VGBL).
(1)	Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saúde, União Novo Hamburgo de Seguros and Finasa Seguradora S.A.

Performance Ratios

	%

	2002		2003

	1st Half	Accumulated to September	1st Half	Accumulated to September

Claims ratio (1)	70.9	71.5	71.6	69.8
Selling ratio (2)	11.4	11.6	11.3	11.0
Combined ratio (3)	98.8	99.6	104.8	104.2
Expanded combined ratio (4)	91.9	92.9	96.8	96.2
Administrative expense ratio (5)	12.6	12.9	12.2	11.9

(1)	Retained claims (excluding withdrawals on life insurance from 2002 and withdrawals on VGBL from 2003)/earned premiums.
(2)	Selling expenses/earned premiums.
(3)	(Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/earned premiums.
(4)	(Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/(Earned premiums + Financial result on earned premiums).
(5)	Administrative expenses/earned premiums.

Insurance Premium Market Share (%)

Bradesco Seguros secured R$ 6.0 billion in premiums and maintained its industry leadership with a 25.5% market share. An amount of R$ 23.6 billion was secured in premiums by this sector up to August 2003.

Growth in Technical Reserves
In millions of reais

Growth in Guaranteeing Assets of Technical Reserves
In millions of reais

Earned Premiums by Insurance Line

	In millions of reais

	2002			2003

Insurance	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Health	582	572	1,711	630	666	1,914
Auto/RCF (a)	313	300	887	346	349	1,022
Life/AP(b)/VGBL(c)	255	238	716	381	481	1,127
Basic Lines	88	77	231	89	84	254
DPVAT(d)	25	33	94	25	21	83

Total	1,263	1,220	3,639	1,471	1,601	4,400

(a)	Optional third-party liability.
(b)	Personal accident.
(c)	Long-term life products.
(d)	Compulsory vehicle insurance.

In September 2003, the Company’s earned premiums grew by 20.9% compared to the same period in 2002.

Earned Premiums by Insurance Line - Accumulated to September (%)

Retained Claims by Insurance Line

	In millions of reais

	2002			2003

Insurance	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Health	502	499	1,459	588	601	1,711
Auto/RCF	220	217	659	270	274	793
Life/AP/VGBL	121	130	372	295	375	858
Basic Lines	49	43	127	57	42	147
DPVAT	26	24	75	21	21	70

Total	918	913	2,692	1,231	1,313	3,579

Total Claims Ratio - Accumulated over the prior 12 months (%)

N.B. Retained claims (from 2002, excluding life redemptions and from 2003 VGBL redemptions)/Earned premiums

Selling Expenses by Insurance Line

	In millions of reais

	2002			2003

Insurance	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Health	18	18	54	19	22	60
Auto/RCF	55	56	160	64	64	189
Life/AP/VGBL	60	61	177	61	67	189
Basic Lines	11	12	31	16	15	46

Total	144	147	422	160	168	484

Number of Policyholders - Thousand

Up to September 30, 2003, the average number of customers grew by 4.4% compared to the same period in 2002.

Bradesco Saúde continues to maintain its outstanding market position, especially in the corporate health insurance segment. Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.3 million customers.

The increasing number of policyholders employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Health Insurance market.

Approximately 11 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of the 100 largest companies in Brazil, 35 are Bradesco clients in the Health and Dental Health lines and out of the country’s 10 largest companies, 60% are Bradesco Saúde clients.

Emphasis should also be given to the practical nature of the Bradesco Saúde Portal (http://www.bradescosaude.com.br), which, in addition to providing information on available products, also offers a number of services to policyholders, prospects and brokers.

The Bradesco Insurance Group occupies a leadership position in the Basic Line Brazilian market, which comprises the following main types of insurance, named and operating risks, national and international transport, oil risks, engineering risks, third-party liability and aircraft risks, among others.

In the mass market insurance segment, focusing on consumer and small and medium corporate customers, the results achieved from policy sales continue significant, particularly Bradesco Seguro Residencial Simplificado (Bradesco Simplified Residential Insurance).

In the Corporate Insurance area, the Group consolidated its leadership position, by insuring business conglomerates operating in the automobile, mining, steel, oil, electrical power, agribusiness, paper and pulp, chemical, aluminum and aircraft industries, confirming the Bradesco Insurance Group’s significant presence among Brazil’s major corporations.

The Automotive and RCF (Optional Third Party Liability) line posted an important increase in the number of policyholders and the technically correct pricing policy was maintained. Emphasis should also be given to the implementation of the differentiated services which add value to products, such as discounts given through the nationwide customer service networks and the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

In June, Bradesco Seguros launched a new product called Garantia Plus, which secured 43 thousand customers in only 4 months of operation. The Bradesco Seguros’ Garantia Plus offers coverage for personal accident (death and invalidity) and 6 more events comprising serious illnesses: heart surgery and angioplasty, cancer, strokes (CVA), chronic kidney disease, transplants, as well as assistance such as second opinions from abroad and funeral and personal expenses.

Awards

1.

On April 25, Bradesco Seguros won the Top de Marketing 2003 award given by the Brazilian Association of Sales and Marketing Directors – ADVB with the following case: “Bradesco Seguros. Liderança de ponta a ponta é isso: 1ª em share of market, e agora também a 1ª em top of mind”.

2.

The Bradesco Seguros website, which had already won the iBEST internet award in the Insurance and Revelation categories in 2002, also won this year’s Grand Prix “internet oscar” awarded by popular vote and the site was also rated best Insurance category site by the Academy and popular votes.

3.

In July, Bradesco Seguros was ranked first place at the eighth edition of the Top of Mind awards – Marcas de Sucesso – Minas Gerais. The event was organized by the business economy magazine Mercado Comum to reveal outstanding brand awareness among consumers. Bradesco Seguros won the award in the Insurance Company Leadership category. The study was carried out by the Instituto de Perfil, with more than 1,221 household interviews carried out in nine different regions throughout the state.

4.

Also in July, Bradesco Seguros was considered as most remembered mark in the state of Alagoas winning the Prêmio Marcas 2003, in the category Top of Mind – First remembered brand category. The award was given by the Tribuna de Alagoas newspaper based on a poll carried out by the Harrop Institute. The study revealed that 12.9% of those interviewed replied “Bradesco Seguros”, when asked which brand comes to mind first when insurance is mentioned. This percentage was double that achieved by the 2nd ranked company.

  Vida e Previdência (Private Pension Plans)(1)

Balance Sheet – In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	13,655	14,974	20,783	22,719
Funds available	32	30	24	36
Interbank investments	17	17	19	19
Securities	13,231	14,389	20,355	22,197
Insurance operations and other accounts receivable	375	538	385	467
Permanent assets	315	300	256	253

Total	13,970	15,274	21,039	22,972

LIABILITIES
Current and long-term liabilities	12,793	14,176	19,695	21,404
Tax and social security contributions	285	365	402	503
Operating liabilities for Insurance and Private Pension Plans	73	103	91	124
Other liabilities	94	122	32	44
Technical reserves	12,341	13,586	19,170	20,733
Stockholders' equity	1,177	1,098	1,344	1,568

Total	13,970	15,274	21,039	22,972

Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Retained premiums	572	876	1,670	916	1,201	2,885
Variations in premium reserves	(354)	(664)	(1,028)	(555)	(735)	(1,796)
Earned premiums	218	212	642	361	466	1,089
Retained claims	(108)	(116)	(344)	(284)	(362)	(835)
Selling expenses – Insurance	(49)	(49)	(144)	(54)	(60)	(171)
Other operating income (expenses)	17	25	61	35	45	116
Income from net contributions	389	340	1,027	387	311	850
Expenses with benefits/matured plans	(344)	(413)	(1,106)	(463)	(559)	(1,422)
Selling expenses - Pension Plans	(23)	(22)	(75)	(24)	(24)	(73)
Administrative expenses	(47)	(46)	(136)	(47)	(53)	(148)
Tax expenses	(8)	(5)	(18)	(5)	(3)	(11)
Financial income	360	669	1,504	973	1,081	3,295
Financial expenses	(254)	(499)	(1,027)	(736)	(701)	(2,261)
Equity income and expenses	2	-	5	2	4	7
Non-operating income	(2)	8	5	(1)	4	4
Income before taxes and contributions	151	104	394	144	149	440
Taxes and contributions on income	(45)	(33)	(124)	(42)	(42)	(132)

Net income	106	71	270	102	107	308

(1)	Including BBV Previdência e Seguradora Brasil S.A. from June 2003.

Income from Plans – Market Share (%)

Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth, confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

Income from its private pension plans has grown some 43.3% per year over the last five years, enabling the company to maintain its leadership position with 38.3% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves - In millions of reais

Providing a secure option for participants, policyholders and beneficiaries, Bradesco Vida e Previdência has recorded an increasing growth rate in the volume of its technical reserves. During the period, technical reserves presented an increase of 30.4% over the same period in 2002, highlighting the company's capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its participants has ensured its ranking as Brazil's largest listed supplementary pension plan company.

Growth in Guaranteeing Assets of Technical Reserves - In millions of reais

Private Pension Plan and VGBL Investment Portfolio - Market Share (%)

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência ended the third quarter of 2003 with a high level of capitalization. The investment portfolio presents an ongoing growth in financial volume and results, well above the required volume of technical reserves.

The company's success and commitment to the implementation of its policies are confirmed by its 50.8% share of this segment, one of most important market indicators.

Increase in Number of Participants - Thousand

During the nine-month period, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a 5.8% increase in the number of participants compared to the performance recorded for the same period in 2002. Total plan participants surpassed the 1.3 million mark.

  Savings Bonds (1)

Balance Sheet – In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	1,532	1,573	1,946	2,152
Securities	1,446	1,453	1,871	2,059
Accounts receivable and other accounts receivable	86	120	75	93
Permanent assets	366	378	294	329

Total	1,898	1,951	2,240	2,481

LIABILITIES
Current and long-term liabilities	1,580	1,616	1,906	2,033
Tax and social security contributions	169	183	195	238
Other liabilities	46	5	13	16
Technical reserves	1,365	1,428	1,698	1,779
Stockholders' equity	318	335	334	448

Total	1,898	1,951	2,240	2,481

Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from savings bonds	230	259	681	301	292	842
Variation in technical reserves	(30)	(68)	(97)	(40)	(73)	(148)
Redemption of bonds	(191)	(180)	(552)	(256)	(253)	(706)
Bonds redeemed	(184)	(176)	(526)	(253)	(246)	(690)
Winning bonds	(7)	(4)	(26)	(3)	(7)	(16)
Financial income	56	41	152	81	110	249
Administrative expenses	(18)	(20)	(54)	(20)	(18)	(55)
Equity results	16	33	60	6	35	43
Non-operating income	-	1	1	-	1	1
Income before taxes	63	66	191	72	94	226
Income tax and social contribution	(15)	(11)	(43)	(21)	(20)	(60)

Net income	48	55	148	51	74	166

(1) Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company is consolidating its outstanding position in diverse regions and holds a leadership position in two Brazilian states, according to the latest figures for August published by SUSEP. The company’s market share in these states was as follows: 27.1% in Amazonas and 23.5% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, the company developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the company closer to the general public and consolidated the success of its “Pé Quente” (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO9002 accreditation and in December 2002 this certificate was upgraded to the 2000 Version ISO 9001:2000. This accreditation from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

With its fast-growing volume of technical reserves, Bradesco Capitalização surpassed the mark of R$ 1.8 billion up to September, presenting a growth rate of 24.6% compared to the same period in 2002. According to data from SUSEP for August 2003, the company has 21.8% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Growth in Assets guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

Outstanding Savings Bonds - Thousand

In line with its customer loyalty building policy focused on customer service and the offer of innovative products, the number of Bradesco Capitalização customers increased by 23.4% up to September 2003, compared to the same period in 2002, totaling 2.8 million. The outstanding savings bond portfolio also presented a significant 227.6% increase over the same period in 2002, reaching a total of 21.4 million outstanding bonds.

Highlights

Bradesco Capitalização was highlighted in an article published in the April edition of the Conjuntura Econômica magazine, and ranked as leader of its corresponding sector, based on a study conducted by Austin Rating. The methodology used to rank the best companies considered indicators such as stockholders’equity, liquidity and profitability.

Awards

Bradesco Capitalização received the Top de Marketing 2003 award, given by the Brazilian Association of Sales and Marketing Directors - ADVB for the following case: “Título de Capitalização Pé Quente Reserva Especial em proeza inédita: quebra paradigma e conquista público de alta renda”. This award is designed to give proper recognition for the work of organizations which demonstrate excellence in sustaining their products, services or trademarks through innovative and consistent marketing tactics.

  Bradesco S.A. – Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	140	283	154	188
Interbank investments and securities	69	75	89	96
Other receivables and other assets	71	208	65	92
Permanent assets	17	18	19	20

Total	157	301	173	208

LIABILITIES
Current and long-term liabilities	80	220	79	109
Other liabilities	80	220	79	109

Stockholders' equity	77	81	94	99

Total	157	301	173	208

Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	3	5	11	5	5	14
Gross profit from financial intermediation	3	5	11	5	5	14
Other operating income (expenses), net	(1)	1	2	-	1	2
Operating income	2	6	13	5	6	16
Income before taxes on income	2	6	13	5	6	16
Income tax and social contribution	(1)	(2)	(5)	(1)	(2)	(5)

Net income	1	4	8	4	4	11

Bradesco Corretora ended the third quarter among the 10 most important brokerage firms, out of more than 90 operating in the São Paulo Stock Exchange (BOVESPA). During this period, services were provided to 17,025 investors and 74,128 buy and sell orders were carried out for a total financial volume of R$ 3.1 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 652.8 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 72.1 billion, ranking the Corretora 21st among the most important brokerage firms, out of more than 90 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. For example, in the agricultural area it acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the three-month period totaled 44,296 orders with a financial volume of R$ 248.6 million, representing 4.4% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fourth in the overall ranking. The customer base increased by 6.6% with more than 1,057 new customers registered during the quarter and more than 10,481 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with financial volume of R$ 95.3 million for the quarter.

Net income recorded for the quarter totaled R$ 3.6 million.

Stockholders' equity at the end of the quarter increased to R$ 99.3 million, corresponding to 47.6% of total assets of R$ 208.6 million.

Information - Trading at BM&F and BOVESPA

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

BM&F
Ranking	6th	22nd	6th	19th	21st	20th
Contracts traded (million)	2.0	0.5	6.0	0.6	0.6	1.6
Financial volume (in billions of reais)	202.3	55.9	646.1	73.7	72.1	199.7

Stock Exchange
Ranking	10th	7th	7th	13th	10th	10th
Number of investors	17,164	15,831	40,834	16,408	17,025	39,119
Number of orders executed	41,862	60,985	141,451	66,380	74,128	191,300
Volume traded (in billions of reais)	2.0	3.2	7.7	2.5	3.1	7.5

Home Broker
Ranking	2nd	3rd	2nd	4th	4th	4th
Registered customers	11,821	13,161	13,161	16,025	17,082	17,082
Orders executed	22,236	36,222	80,451	40,311	44,296	115,061
Volume traded (in millions of reais)	110.2	172.8	411.4	224.0	248.6	640.2

  Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	3,150	4,215	59,207	61,366
Funds available	568	747	344	408
Interbank investments	-	-	17,739	2,885
Securities and derivative financial instruments	2,564	3,440	41,086	58,036
Other receivables and other assets	18	28	38	37
Permanent assets	138	172	96	84

Total	3,288	4,387	59,303	61,450

LIABILITIES
Current and long-term liabilities	61	127	110	141
Other liabilities	61	127	110	141
Stockholders' equity	3,227	4,260	59,193	61,309

Total	3,288	4,387	59,303	61,450

Statement of Income - In thousands of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Gross profit (loss) from financial intermediation	26	36	84	(196)	1,332	1,145
Other operating income (expenses), net	(475)	(468)	(1,256)	(319)	(294)	(1,143)
Operating expense	(449)	(432)	(1,172)	(515)	1,038	2

Net income (loss)	(449)	(432)	(1,172)	(515)	1,038	2

Bradesco Securities, Inc., a wholly owned subsidiary of Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Designed to provide leverage to its brokerage transactions abroad, Bradesco Securities, Inc. increased company capital in the amount of US$ 20 million in May 2003.

  Leasing Companies

At September 30, 2003, the Bradesco Organization had the following leasing companies: Bradesco BCN Leasing S.A. Arrendamento Mercantil, Boavista S.A. Arrendamento Mercantil, Potenza Leasing S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A. and BBV Leasing Brasil S.A.

Balance Sheet in aggregate - In millions of reais

	2002		2003

	June	September	June	September

ASSETS
Current assets and long-term receivables	2,800	2,737	4,950	4,989
Funds available	9	7	6	6
Interbank investments	806	841	3,081	2,105
Securities and derivative financial instruments	34	24	12	1,096
Leasing operations	1,759	1,669	1,477	1,405
Allowance for leasing losses	(153)	(168)	(127)	(122)
Other receivables and other assets	345	364	501	499
Permanent assets	44	42	40	40

Total	2,844	2,779	4,990	5,029

LIABILITIES
Current and long-term liabilities	1,904	1,823	3,012	2,994
Demand, time and interbank deposits	356	314	117	3
Securities received under security repurchase agreements
and funds received from issuance of securities	144	134	1,523	1,593
Borrowings and onlendings	330	271	256	256
Derivative financial instruments	24	16	10	10
Subordinated debt	626	627	635	635
Other liabilities	424	461	471	497
Stockholders' equity	940	956	1,978	2,035

Total	2,844	2,779	4,990	5,029

Statement of Income - In millions of reais

	2002			2003

	2nd Qtr.	3rd Qtr.	Accumulated to September	2nd Qtr.	3rd Qtr.	Accumulated to September

Income from lending and trading activities	273	160	533	242	283	723
Expenses for lending and trading activities	(225)	(106)	(383)	(132)	(161)	(378)
Gross profit from financial intermediation	48	54	150	110	122	345
Other operating income (expenses), net	(18)	(15)	(44)	(12)	(20)	(57)
Operating income	30	39	106	98	102	288
Non-operating income	6	2	11	-	-	3
Income before taxes on income	36	41	117	98	102	291
Income tax and social contribution	(14)	(18)	(45)	(34)	(33)	34

Net income (loss)	22	23	72	64	69	325

The Organization seeking to achieve higher levels of competitiveness and productivity and consequently the rationalization and reduction of operating, administrative and legal costs, is concentrating its leasing operations in Bradesco BCN Leasing S.A. Arrendamento Mercantil, formerly BCN Leasing Arrendamento Mercantil S.A., following the incorporation, in February, of Bradesco Leasing S.A. Arrendamento Mercantil. In April, the Organization incorporated Finasa Leasing Arrendamento Mercantil S.A. and on September 22, it acquired BBV Leasing Brasil S.A.’s portfolio.

The increase in stockholders’ equity between 2002 and 2003 was mainly derived from a capital increase of R$ 500 million in Potenza Leasing S.A. Arrendamento Mercantil and of R$ 180 million in Boavista S.A. Arrendamento Mercantil, in November 2002. Moreover, an amount of R$ 132.5 million in non-recurring income was recognized in March 2003, in Potenza Leasing, derived from deferred tax assets recorded on prior-year tax losses and negative bases of social contribution.

Leasing Performance – Consolidated Bradesco

Bradesco's leasing operations are carried out through its subsidiaries: Bradesco BCN Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

At the end of the third quarter, leasing operations brought to present value totaled R$ 1,438.7 million, with a balance of R$ 22.6 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Bradesco Organization is leader of this sector, with a 17.5% market share (base date: August 2003). This sound performance is a direct result of its action plan which is fully integrated with the Branch Network and the maintenance of its diversified business strategies in various market segments, as well as the implementation of operating agreements with major industries, particularly in the heavy vehicle and machinery/equipment sectors.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at September 30, 2003

  Bradesco Consórcios

Administradora (management company)

Balance Sheet – In thousands of reais

	2003

	June	September

ASSETS
Current assets and long-term receivables	22,521	19,956
Permanent assets	726	731

Total	23,247	20,687

LIABILITIES
Current and long-term liabilities	11,446	6,456
Stockholders’ equity	11,801	14,231

Total	23,247	20,687

Statement of Income – In thousands of reais

	2003

	1st Qtr.	2nd Qtr.	3rd Qtr.	Accumulated to September

Income	611	4,368	9,078	14,057
Operating income	562	4,331	9,028	13,921
Other income	49	37	50	136
Expenses	(3,990)	(3,481)	(6,657)	(14,128)
Operating expenses	(5,627)	(2,960)	(5,409)	(13,996)
Income tax and social contribution	1,637	(521)	(1,248)	(132)

Net income (loss)	(3,379)	887	2,421	(71)

Consortium Groups

Balance Sheet – In thousands of reais

	2003

	June	September

ASSETS
Current assets and long-term receivables	19,341	49,809
Amount offset	1,465,377	2,750,813

Total	1,484,718	2,800,622

LIABILITIES
Current and long-term liabilities	233	1,595
Stockholders’ equity	19,108	48,214
Amount offset	1,465,377	2,750,813

Total	1,484,718	2,800,622

Operations

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas to Bradesco employees and on January 21, 2003 these sales were extended to the account holders and non-account holders of all of its financial institutions and included as part of the Organization’s product portfolio.

The first online internet meeting of Bradesco Consortium holders was held on February 26, 2003 and by September 30, 2003, 25 meetings had been held.

At September 30, 2003, a total of 47 thousand consortium quotas had been sold, with billings in excess of R$ 1.6 billion, 2,388 participants had been selected by bid or draw and 1,054 items had been delivered to members comprising 218 groups.

The company uses all the facilities of the Bradesco Organization customer service network to commercialize the products offered.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the light and heavy vehicle (including cars, trucks, tractors and combine harvesters) and real estate segments, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices and considering inclusive, regarding in particular real estate products, the country’s present housing deficit.

The Consortium segment is a complementary niche to regular banking activities and at present there are 3 million (*) consortium group members nationwide. According to information gathered, only 15% (*) of vehicles sold in Brazil are sold via the Consortium method.

The automobile consortium group system ended the first half of the year growing by 11.9%.

At present, an average 64.3 thousand (*) participants receive items monthly through this purchase method as compared to 61.3 thousand 12 months ago, an increase of 4.7% (*), including first homes and new cars and more than 20 other products sold through the consortium quota system.

In the first half of 2003, 45 thousand residential housing consortium quotas were sold in Brazil, a 29% increase over sales for the same period in 2002.

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire consumer durables and real estate.

At September 30, 2003, Bradesco Consórcios had sold more than 47 thousand quotas, leading us to project strong medium and long-term results, with positive effects on our capacity to secure new customers.

(*) Source: ABAC – Brazilian Association of Consortium Group Management Companies.

  Risk Ratings – Bank

FITCH ATLANTIC RATINGS								MOODY´S INVESTORS SERVICE									AUSTIN RATING
International Sale						National Sale		International Sale						National Sale		Financial Quality	National Sale
Individual	Support	Foreign Country		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA
B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB
C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B
D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC
E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-
		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+(bra)		B1		B1		B1		B1.br
		B		B		B(bra)		B2		B2		B2		B2.br
		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)

N.B. Bradesco's risk ratings are among the highest attributed to Brazilian Banks.
      Fitch Ratings and Atlantic Rating were merged in the first half of 2003.

Risk Ratings – Insurance and Savings Bond Companies

Insurance					Savings Bond
FITCH ATLANTIC RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S
National Scale	International Scale	National Scale	International Scale	National Scale	National Scale
AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

  Ranking

Source	Criteria	Position
Forbes “International 500”	Overall/Revenue	166th (Worldwide)
Forbes “International 500”	Banks/Revenue	1st (Brazil) 26th (Worldwide)
Fortune “Global 500”	Banks/Revenue	1st (Brazil) 46th (Worldwide)
Fortune “Global 500”	Overall/Revenue	337th (Worldwide)
Ranking - Bradesco Seguros

Global Finance	Best Insurance Companies - Property	1st (Latin America)
Insurer

  Awards

During the period, Bradesco was rated Best Local Partner in Brazil for carrying out business and for its capacity to meet customer demands by Euromoney magazine. Bradesco also received the Best Listed Company in 2002 award, from the Association of Capital Market Investment Analysts and Players - Apimec Nacional. This award is the result of a poll carried out by members based on, among other criteria, the quality of the information released to the market, as well its accuracy and timeliness.

For the third time running, Bradesco was rated Best Retail Bank in Brazil by the consultancy Austin Asis and the Conjuntura Econômica magazine published by Fundação Getulio Vargas. The Bank also received the Best Consumer Internet Bank award given by Global Finance magazine. The same magazine also rated Bradesco as Best Consumer Integrated Site and Best Corporate Institutional Integrated Site in Latin America, in terms of products offered, marketing and design.

In the 2003 Best Investment Fund Guide (Guia Melhores Fundos de Investimentos 2003) issued by Exame magazine, Bradesco appears for the second time in a row as Best Private Fund Manager in Brazil. The Guide also rates Bradesco as Best Retail Fund Manager and Best Leveraged Fund Manager, as well as rating 19 of the Organization’s funds as five star, the highest grade awarded by this Guide.

  Sociocultural Events

During the third quarter of 2003, Bradesco gave important support to 222 social projects nationwide. These comprised cultural, regional, sector or professional venues, including trade fairs, seminars, congresses and community events.

On the cultural scene, Bradesco took part as a sponsor at the Japanese Community Festival, the Folklore Festival in Olímpia and at the San Gennaro Festivities organized by São Paulo’s Italian Community, as well as at the Nippo/Brazilian Festival in Paraná. Bradesco also sponsored the Expoagro Fair, in Minas Gerais, providing important incentives to agricultural development in Brazil’s interior regions.

During the period, emphasis should also be given to the events sponsored by Bradesco Seguros, which include the International Bienal of Architecture and Design, held in São Paulo, at which the insurance company acted as sponsor and official insurer, the exhibition of religious art Sant’Ana – Coleção Ângela Gutierrez, the French Cinema Festival and the entire series of the Dell’Arte International Classical Concerts in Rio de Janeiro.

In the educational area, the Bradesco Foundation commenced the construction of its 40th school in the town of Osasco, São Paulo. The new unit which should be opened in 2004 is designed to attend two thousand students from the local community. During the quarter, the students, parents, teachers and support staff at five foundation schools took part together in a number of different voluntary efforts, offering among others, handicraft courses and free medical and dental check-ups, benefiting hundreds of people from underprivileged communities.

  Corporate Organization Chart

MAJOR STOCKHOLDERS

(1) No single stockholder hold more than 4% of capital.
(2) Bradesco Management (Board of Executive Officers and Board of Directors) is a member of the Governing Board of the Bradesco Foundation, the Entity’s most senior deliberative organ.
Base date: October 3, 2003.
ON = Commom Stock PN = Prefered Stock

MAIN SUBSIDIARIES AND ASSOCIATED COMPANIES

Banco Bradesco
99.99% ON 99.99% TOTAL
Banco Bradesco Argentina
99.99% ON 99.99% TOTAL
Bradesco Corretora T.V.M.
100.00% ON 100.00% TOTAL
Banco Mercantil de São Paulo
68.27%
31.63%
Banco Bradesco Luxembourg
100.00% ON 100.00% TOTAL
Banco Boavista
100.00% ON 100.00% TOTAL
Banco Alvorada S.A. (*)
100.00% ON 100.00% TOTAL
Banco BCN
99.57% TOTAL
Banco Baneb
99.99% QUOTAS
BRAM Bradesco Asset Management
50.10% QUOTAS
Bradesco Templeton Asset
Bradesco Consórcios
99.99% QUOTAS
New York Branch
100.00%
Grand Cayman Branch
100.00%
100.00%
Bradesco Services Co.
49.00% ON 49.00% TOTAL
CPM Holdings
97.40% ON 97.40% TOTAL
Banco Finasa de Invest. S.A.
Bradesco Securities
99.99% QUOTAS
União de Comércio e Participações
50.00% QUOTAS
UFJ Bradesco Participações
99.99% ON 99.99% TOTAL
Scopus Tecnologia
52.39% ON 52.39% TOTAL
Bradesco BCN Leasing Arrendamento Mercantil
47.58% ON 47.58% TOTAL
Banco Finasa
100.00% ON 100.00% TOTAL
Credireal
99.99% ON 99.99% TOTAL
BCN Corretora de Tít. e Val. Mob.
100.00% ON 100.00% TOTAL
99.70% ON 99.70% TOTAL
Bradesco Seguros
100.00% ON 100.00% TOTAL
Bradesco Saúde
100.00% ON 100.00% TOTAL
Brad. Internat. Health Service
99.99% ON 99.99% TOTAL
Bradesco Capitalização
99.46% ON 99.46% TOTAL
A.B.S. Empreend. Imobiliários
5.67% ON 5.67% TOTAL
85.05% ON 85.05% TOTAL
União Novo Hamburgo Seguros
100.00% ON 100.00% TOTAL
Bradesco Vida e Previdência
99.77% ON 99.77% TOTAL
Bradesco Argentina de Seguros
51.00% ON 40.00% TOTAL
Indiana Seguros
99.76% ON 99.76% TOTAL
Finasa Seguradora
100.00% ON 100.00% TOTAL
Atlântica Capitalização

(*) Banco Bilbao Vizcaya Argentaria Brasil S.A. changed its name to Banco Alvorada.
ON = Common Stock
PN = Preferred Stock

  Administrative Body

General Meeting of Stockholders
Board of Directors
Lazaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Dorival Antônio Bianchi
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
José Fonollosa García
Ricardo Espírito Santo Silva Salgado
Audit Committee (Conselho Fiscal)
President
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto R. Guilherme
(Area Director)
General Inspectorate (Internal Audit)
Banco Bradesco Argentina
José Guilherme Lembi de Faria
(Area Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Area Director)
Human Resources
Milton Matsumoto
(Area Director)
Executive Committee for Information Security
Domingos Figueiredo de Abreu
(Area Director)
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
• Marketing
• Customer Relationships
Ademir Cossiello
• Bradesco Capitalização (Production)
- General Management
Armando Trivelato Filho
• Bradesco Day and Night
Ademir Cossiello, José Alcides Munhoz and José Guilherme Lembi de Faria
• Branch Network
José Guilherme Lembi de Faria
• Bradesco Service Co., Ltd.
Luiz Pasteur Vasconcellos Machado
• Cards
Odair Afonso Rebelato
• Banco Postal
Décio Tenerello
José Alcides Munhoz
• Credit
José Guilherme Lembi de Faria
• Ex/International area
Paulo Eduardo D'Avila Isola
• Loans and Borrowings
• Finasa Promotora de Vendas
• Leasing
José Luiz Acar Pedro
• Investor Relations
Milton Matsumoto
• Executive Quality Committee
• O&M
• Scopus Tecnologia
• Staff Training
Sérgio de Oliveira
• Stocks and Custody
• Bradesco Corretora de Títulos e Valores Mobiliários
• Bradesco Securities, Inc.
• BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
• Treasury
• Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
Equity
Aurélio Conrado Boni
• IT:
- Systems Development
- IT Research and Technology
- Data Processing and Communications
- Centralized Services
- Business technology
Luiz Pasteur Vasconcellos Machado
• Support and Services
Luiz Carlos Trabuco Cappi
• Bradesco Insurance Group
• Bradesco Vida e Previdência
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
• Purchases
• Legal
• Budget and Control
Domingos Figueiredo de Abreu
• Tax Audit Committee
• General Controllership
• Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Empresas (middle market)
Cassiano Queiroz DeFort
- Corporate
- Capital Market
Structured Transactions
- Asian Desk/Euro Desk
Sérgio Socha
José Alcides Munhoz
• Bradesco Consórcios
• Sale of Products and Services
• Banking Charges
Luiz Pasteur Vasconcellos Machado
• Bradesco Prime
• Private Banking
Odair Afonso Rebelato
• Credit Recovery
Sérgio de Oliveira
• Investments

  Fundação Bradesco – The Bradesco Organization’s Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco (SP), was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 39 schools installed as priority in the country’s most underprivileged regions, in all of Brazil’s states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation’s chief mission is to provide formal, quality education to children, young people and adults ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 103,000 over the last twenty-three years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

Important Events

The 39th Bradesco Foundation School, in the city of Boa Vista, Roraima, opened its doors on February 6 this year with modern facilities and the capacity to attend more than 1,200 students.

On March 9, all the Foundation Schools took part in Brazil’s “National Voluntary Action Day”. More than 190 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, healthcare, community development and citizenship action areas. Four thousand volunteers participated, including students, parents, support staff, teachers and professionals from partner organizations, providing more than 200 quality services to community members residing in the vicinity of the Foundation schools.

On August 12, the Bradesco Foundation received the Order of Merit from the Supreme Labor Court at a ceremony held at the high court in Brasília, in the Federal District.

On September 3, a stone was laid to mark the foundation of the new school which is to be built in the town of Osasco, SP. Located in the Jardim Conceição neighborhood, the school will have the capacity to attend some 2,000 students from the local community.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

School	Students	School	Students	School	Students
Aparecida de Goiânia - GO	2,527	Itajubá - MG	2,147
Bagé - RS	1,833	Jaboatão - PE	2,330
Boa Vista - RR	1,869	João Pessoa - PB	2,124
Bodoquena - MS	1,187	Laguna - SC	2,042	Basic Professional Education
Cacoal - RO	1,849	Macapá - AP	2,253	Rural Area - Artificial Insemination
Campinas - SP	3,359	Maceió - AL	2,443
Canuanã - TO	1,207	Manaus - AM	3,303
Caucaia - CE	2,440	Marília - SP	3,877	Cáceres - MT	200
Ceilândia - DF	3,445	Natal - RN	2,265	Campinas - SP	390
Cidade de Deus - Osasco, SP		Paragominas - PA	2,066	Campo Grande - MS	250
Unit I	4,152	Paranavaí - PR	2,148	Goiânia - GO	200
Unit II	2,816	Pinheiro - MA	2,067	Igarapé - MG	200
Basic Supplementary		Propriá - SE	2,152	Uberaba - MG	440
Education Telecenters	8,567
in companies	6,068	Registro - SP	2,165
Professional Training		Rio Branco - AC	2,020	Subtotal	1,680
Centers		Rio de Janeiro - RJ	4,518
Conceição do Araguaia - PA	1,944	Rosário do Sul - RS	940
Cuiabá - MT	1,905	Salvador - BA	2,119
Feira de Santana-BA	488	São João Del Rei - MG	2,124	Total (*)	105,151
Garanhuns-PE	550	São Luis - MA	2,492
Gravataí - RS	3,123	Teresina - PI	2,250	(*) Projected for 2003.
Irecê - BA	2,222	Vila Velha - ES	2,075

The Bradesco Foundation – An Education Project the Size of Brazil.

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2002	Budget for 2003
R$ 123.3 million	R$ 128.9 million

Courses – Grades – Forecast for 2003

	Students	% of Total
Infant	3,388	3.22
Junior and Middle	29,709	28.25
High School and Technical Training	16,366	15.57
Youth and Adult Education	20,734	19.72
Basic Professional Training	34,954	33.24

Total	105,151	100.0

Student Profile

Increase in Student Numbers

  Statement of Social Responsibility - Nine-month period ended September 30

1) Calculation Basis	2003 (in thousands of reais)	2002 (in thousands of reais)
Net revenue (RL) (1)	7,146,488	6,291,308
Operating income (RO)	2,666,360	1,650,730
Gross payroll (FPB)	3,507,428	3,028,520

2) Internal Social Indicators	In Thousand of reais	% of FPB	% of RL	In Thousand of reais	% of FPB	% of RL
Meals	287,035	8.2	4.0	250,631	8.3	4.0
Compulsory social charges	587,385	16.7	8.2	557,959	18.4	8.9
Private pension plans	226,633	6.5	3.2	96,816	3.2	1.5
Healthcare insurance	139,424	4.0	2.0	138,322	4.6	2.2
Safety and medical care in the workplace	-	-	-	-	-	-
Education	-	-	-	-	-	-
Culture	-	-	-	-	-	-
Professional qualification and training	45,916	1.3	0.6	33,664	1.1	0.5
On-site child care/child care benefit	21,791	0.6	0.3	22,456	0.7	0.4
Employee profit sharing	127,966	3.6	1.8	99,293	3.3	1.6
Other	31,216	0.9	0.4	28,893	0.9	0.4
Total – Internal social indicators	1,467,366	41.8	20.5	1,228,034	40.5	19.5

3) External social indicators	In Thousand of reais	% of RO	% of RL	In Thousand of reais	% of RO	% of RL
Education	44,295	1.7	0.7	44,575	2.7	0.7
Culture	7,954	0.3	0.1	8,337	0.5	0.1
Health and basic sanitation	2,296	0.1	-	999	0.1	-
Sports	5,991	0.2	0.1	3,817	0.2	0.1
Prevention of hunger and food security	532	-	-	124	-	-
Other	7,874	0.3	0.1	9,228	0.6	0.2
Total contribution to society	68,942	2.6	1.0	67,080	4.1	1.1
Taxes (excluding social charges)	1,784,105	66.9	24.9	1,190,041	72.1	18.9
Total – External social indicators	1,853,047	69.5	25.9	1,257,121	76.2	20.0

4) Environmental Indicators	In Thousand of reais	% of RO	% of RL	In Thousand of reais	% of RO	% of RL
Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-

As regards the establishment of “annual goals” for	( ) has no established goals	( ) has no established goals
minimizing waste, general production/operation	( ) complies (0% to 50%)	( ) complies (0% to 50%)
consumption and the efficient use of natural resources,	( ) complies (51% to 75%)	( ) complies (51% to 75%)
the company:	( ) complies (76% to 100%)	( ) complies (76% to 100%)

5) Employee Indicators	2003	2002
Employees at the end of the period	77,154	73,943
Admissions during the period	11,994	9,702
Outsourced employees	7,228	7,969
Trainees/interns	488	605
Employees older than 45	5,283	4,788
Women employees	34,534	33,293
% of management positions held by women	18.3%	17.2%
Black employees (2)	N/A	N/A
% of management positions held by blacks	N/A	N/A
Disabled employees or employees with special needs	637	599

6) Significant information regarding the level of corporate citizenship	2003	Goals for nine months periods - 2004
Ratio between maximum and minimum salary	N/A	N/A
Total number of accidents in the workplace	297	N/A
The company’s social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + CIPA (3)	( ) directors	( ) all employees	( x ) all + CIPA (3)
As regards freedom of trade union activities, collective bargaining rights and internal employee representation. the company:	( x ) does not interfere	( ) complies with OIT(4) rules	( ) encourages activities and complies OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company’s profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( x ) does not interfere	( ) gives support	( ) organizes and encourages participation	( x ) does not interfere	( ) gives support	( ) organizes and encourages participation
Total number of consumer complaints:	at the company N/A	at Procon (5) N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A
% of complaints resolved:	at the company N/A	at Procon N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A
Total Added Value to be Distributed (in thousands of reais)	2003: R$ 6,836,819		2002: R$ 5,509,648
Distribution of Added Value (DVA):	34.7% government	42.0% employees	31.7% government	44.2% employees
	14.6% stockholders	8.7% retained	5.8% stockholders	18.3% retained

7) Other Information

(1)	Net revenue (RL) corresponds to Income from Financial Intermediation.
(2)	N/A: not available.
(3)	Internal Accident Prevention Committee.
(4)	International Labor Organization.
(5)	Consumer Protection Agency.

Independent auditors’ report on supplementary account information

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have performed special review, in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council, of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the nine-month periods ended September 30, 2003 and 2002 and have issued an unqualified report, dated October 21, 2003.

Our review was performed for the purpose of reviewing the consolidated interim report of Banco Bradesco S.A. and its subsidiaries, taken as a whole. In connection with our special review, we have performed a review of the supplementary account information included in the Report on Economic and Financial Analysis that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our special review, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the interim report taken as a whole.

October 21, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iório	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

4 – Consolidated Balance Sheets and Statements of Income – 1998 to 2003

Banco Bradesco S.A

Consolidated Balance Sheet - In thousands of reais					(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

		DECEMBER

ASSETS	09/2003	2002	2001	2000	1999	1998

CURRENT ASSETS AND LONG-TERM RECEIVABLES	159,293,855	137,301,711	105,767,892	90,693,025	75,136,910	62,635,794
FUNDS AVAILABLE	2,234,099	2,785,707	3,085,787	1,341,653	827,329	709,803
INTERBANK INVESTMENTS	28,558,460	21,472,756	3,867,319	2,308,273	2,590,599	5,167,038
Open market investments	24,506,656	19,111,652	2,110,573	1,453,461	1,890,828	4,449,356
Interbank deposits	4,051,857	2,370,345	1,760,850	854,815	699,771	718,125
Provision for losses	(53)	(9,241)	(4,104)	(3)	-	(443)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	47,905,478	37,003,454	40,512,688	33,119,843	29,196,857	19,705,200
Own portfolio	40,431,477	29,817,033	27,493,936	21,743,924	20,950,342	12,821,409
Subject to repurchase agreements	1,229,222	1,497,383	9,922,036	10,822,637	5,987,713	5,759,959
Subject to negotiation and intermediation of securities	-	-	526,219	9,394	157	295
Restricted deposits - Brazilian Central Bank	3,349,815	3,536,659	1,988,799	421,727	2,359,466	1,214,811
Privatization currencies	85,546	77,371	25,104	9,526	7,241	5,839
Subject to collateral provided	2,078,231	1,836,169	715,858	783,501	449,536	108,200
Derivative financial instruments	731,187	238,839	581,169	-	-	-
Allowance for mark-to-market	-	-	(740,433)	(670,866)	(557,598)	(205,313)
INTERBANK ACCOUNTS	13,070,766	12,943,432	5,141,940	5,060,628	6,454,553	5,536,959
Unsettled payments and receipts	590,644	16,902	10,118	6,920	7,635	189,329
Restricted deposits:
- Brazilian Central Bank	12,068,842	12,519,635	4,906,502	4,848,668	6,184,959	5,194,724
- National Treasury - Rural funding	578	578	712	660	599	779
- National Housing System - SFH	388,856	374,177	217,518	197,191	142,653	149,826
Interbank onlendings	-	-	-	2,024	116,733	1
Correspondent banks	21,846	32,140	7,090	5,165	1,974	2,300
INTERDEPARTMENTAL ACCOUNTS	181,780	191,739	176,073	111,636	49,018	38,661
Internal transfer of funds	181,780	191,739	176,073	111,636	49,018	38,661
CREDIT OPERATIONS	40,546,623	39,705,279	35,131,359	30,236,106	21,535,633	20,794,541
Credit operations:
- Public sector	201,684	254,622	199,182	275,479	154,266	111,141
- Private sector	44,204,034	42,842,693	37,689,671	32,244,482	22,848,128	21,553,453
Allowance for loan losses	(3,859,095)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)
LEASING OPERATIONS	1,316,217	1,431,166	1,567,927	1,914,081	1,712,343	1,688,761
Leasing receivables:
- Public sector	-	45	138	160	800	1,667
- Private sector	2,906,314	3,141,724	3,248,050	3,813,369	3,515,396	3,410,990
Unearned lease income	(1,467,579)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)
Allowance for leasing losses	(122,518)	(150,325)	(122,619)	(139,143)	(313,050)	(238,116)
OTHER RECEIVABLES	24,296,913	20,690,054	15,685,433	16,226,725	12,420,787	8,491,994
Receivables on guarantees honored	749	1,577	1,131	2,020	-	645
Foreign exchange portfolio	11,925,580	10,026,298	5,545,527	6,417,431	3,375,563	2,488,263
Income receivable	287,864	249,849	187,910	191,873	109,734	113,814
Negotiation and intermediation of securities	257,114	175,185	761,754	497,655	839,758	320,821
Specific credits	-	-	146,919	124,776	206,952	164,770
Insurance premiums receivable	891,216	718,909	995,662	818,773	994,718	825,162
Sundry	11,103,661	9,640,966	8,107,714	8,258,402	7,021,988	4,685,384
Allowance for other losses	(169,271)	(122,730)	(61,184)	(84,205)	(127,926)	(106,865)
OTHER ASSETS	1,183,519	1,078,124	599,366	374,080	349,791	502,837
Other assets	693,208	679,515	415,484	409,771	406,910	513,407
Allowance for losses	(249,942)	(243,953)	(164,290)	(171,876)	(166,447)	(199,753)
Prepaid expenses	740,253	642,562	348,172	136,185	109,328	189,183
PERMANENT ASSETS	5,069,492	5,483,319	4,348,014	4,185,458	5,186,682	4,702,082
INVESTMENTS	504,392	512,720	884,773	830,930	2,453,425	2,306,500
Investments in associated companies:
- Local	369,876	395,006	742,586	689,002	2,044,120	1,400,144
Other investments	510,764	439,342	452,871	525,316	753,901	1,148,977
Allowance for losses	(376,248)	(321,628)	(310,684)	(383,388)	(344,596)	(242,621)
PROPERTY AND EQUIPMENT IN USE	2,588,535	2,523,949	2,152,680	2,017,093	1,683,069	1,562,430
Buildings in use	1,610,835	1,748,409	1,475,581	1,491,847	1,415,720	1,395,530
Other fixed assets	3,735,878	3,459,950	2,988,008	2,705,577	2,285,918	2,169,300
Accumulated depreciation	(2,758,178)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)
LEASED ASSETS	24,301	34,323	46,047	10,688	17,026	22,351
Leased assets	50,475	51,198	51,214	19,421	18,451	38,860
Accumulated depreciation	(26,174)	(16,875)	(5,167)	(8,733)	(1,425)	(16,509)
DEFERRED CHARGES	1,952,264	2,412,327	1,264,514	1,326,747	1,033,162	810,801
Organization and expansion costs	1,151,730	1,037,559	874,970	731,717	477,058	553,354
Accumulated amortization	(596,751)	(568,525)	(481,127)	(391,417)	(190,510)	(207,627)
Goodwill on acquisition of subsidiaries, net of amortization	1,397,285	1,943,293	870,671	986,447	746,614	465,074

T O T A L	164,363,347	142,785,030	110,115,906	94,878,483	80,323,592	67,337,876

Banco Bradesco S.A

Consolidated Balance Sheet - In thousands of reais					(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

		DECEMBER

LIABILITIES AND STOCKHOLDERS' EQUITY	09/2003	2002	2001	2000	1999	1998

CURRENT AND LONG-TERM LIABILITIES	130,166,634	114,859,776	87,352,076	77,006,572	66,345,011	56,020,611
DEPOSITS	58,346,228	56,363,163	41,083,979	36,468,659	34,723,630	28,249,838
Demand deposits	11,240,025	13,369,917	8,057,627	7,500,518	6,803,429	4,976,836
Savings deposits	20,896,669	20,730,683	18,310,948	17,835,745	17,244,520	16,171,727
Interbank deposits	411,304	23,848	40,446	568,416	468,950	136,955
Time deposits	25,798,230	22,238,715	14,674,958	10,563,980	10,206,731	6,964,320
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	23,069,022	16,012,965	14,057,327	12,108,350	7,814,288	9,307,113
Own portfolio	2,279,499	915,946	12,178,855	10,696,199	5,973,260	5,729,892
Third-party portfolio	20,789,523	12,188,054	1,878,472	1,412,151	1,841,028	3,577,221
Unrestricted portfolio	-	2,908,965	-	-	-	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	5,940,596	3,136,842	4,801,410	4,111,171	4,628,344	2,067,118
Exchange acceptances	-	1,214	-	-	-	2
Mortgage notes	867,934	384,727	780,425	741,248	452,379	262,165
Debentures	19,580	100,369	48,921	1,039	1,043,125	44,800
Securities issued abroad	5,053,082	2,650,532	3,972,064	3,368,884	3,132,840	1,760,151
INTERBANK ACCOUNTS	320,874	606,696	192,027	107,129	59,607	42,839
Interbank onlendings	348	35,686	4,519	1,059	10,016	28,191
Correspondent banks	320,526	571,010	187,508	106,070	49,591	14,648
INTERDEPARTMENTAL ACCOUNTS	1,152,934	1,337,729	762,505	904,188	879,592	573,526
Third-party funds in transit	1,152,934	1,337,729	762,505	904,188	879,592	573,501
Internal transfer of funds	-	-	-	-	-	25
BORROWINGS	8,122,886	9,390,630	7,887,154	6,463,555	4,864,414	4,035,313
Local borrowings - official institutions	2,009	3,368	2,979	9,737	10,178	5,147
Local borrowings - other institutions	177,453	216,812	230,468	170,775	138,279	31,932
Foreign currency borrowings	7,943,424	9,170,450	7,653,707	6,283,043	4,715,957	3,998,234
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	7,034,585	7,000,046	5,830,633	5,096,604	4,123,486	3,571,562
National treasury	51,665	62,187	-	-	-	-
National Bank for Economic and Social Development (BNDES)	3,052,416	3,437,319	3,067,220	2,589,284	1,650,243	987,997
Federal Savings Bank (CEF)	464,126	453,803	433,381	405,264	388,109	331,010
Government Agency for Machinery and Equipment Financing (FINAME)	3,464,674	3,045,176	2,321,508	2,090,374	2,064,153	2,238,674
Other institutions	1,704	1,561	8,524	11,682	20,981	13,881
FOREIGN ONLENDINGS	29,012	47,677	316,283	108,178	185,774	1,094,207
Foreign onlendings	29,012	47,677	316,283	108,178	185,774	1,094,207
DERIVATIVE FINANCIAL INSTRUMENTS	331,245	576,697	111,600	-	-	-
OTHER LIABILITIES	25,819,252	20,387,331	12,309,158	11,638,738	9,065,876	7,079,095
Collection of taxes and other contributions	983,768	108,388	181,453	128,785	113,693	135,394
Foreign exchange portfolio	5,965,773	5,002,132	1,343,769	2,439,657	1,029,963	1,045,553
Social and statutory payables	672,573	666,409	572,265	560,533	603,405	382,676
Taxes and social security contributions	4,238,396	4,376,031	3,371,127	3,094,628	2,665,681	2,168,827
Negotiation and intermediation of securities	2,201,342	109,474	1,307,385	592,395	914,127	506,767
Technical reserves for insurance, private pension plans and savings bonds	3,371,590	2,362,861	1,005,793	689,891	659,450	529,288
Subordinated debt	3,481,653	3,321,597	969,842	-	-	-
Sundry	4,904,157	4,440,439	3,557,524	4,132,849	3,079,557	2,310,590
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS	21,089,275	16,792,618	12,847,633	9,648,174	6,904,469	4,740,741
DEFERRED INCOME	29,627	15,843	9,020	34,632	17,543	33,195
Deferred income	29,627	15,843	9,020	34,632	17,543	33,195
MINORITY INTEREST IN SUBSIDIARY COMPANIES	110,991	271,064	139,231	96,903	287,350	222,330
STOCKHOLDERS' EQUITY	12,966,820	10,845,729	9,767,946	8,092,202	6,769,219	6,320,999
Capital:
- Local residents	6,383,081	4,960,425	4,940,004	5,072,071	4,206,644	3,659,692
- Foreign residents	616,919	239,575	259,996	74,429	58,856	50,626
Unpaid capital	-	-	-	(400,500)	(465,500)	(246,000)
Capital reserves	7,902	7,435	7,435	19,002	5,643	11,756
Revenue reserves	5,717,767	5,629,142	4,560,511	3,327,200	2,963,576	2,844,925
Mark-to-market adjustment - securities and derivatives	241,151	9,152	-	-	-	-

STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	13,077,811	11,116,793	9,907,177	8,189,105	7,056,569	6,543,329

T O T A L	164,363,347	142,785,030	110,115,906	94,878,483	80,323,592	67,337,876

The accompanying notes are an integral part of these financial statements

Banco Bradesco S.A

Consolidated Statement of Income - In thousands of reais				(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	YEAR

	2002	2001	2000	1999	1998

INCOME FROM LENDING AND TRADING ACTIVITIES	31,913,379	21,411,673	15,519,008	18,286,815	11,935,162

Credit operations	15,726,929	11,611,236	7,787,745	9,602,701	6,623,789
Leasing operations	408,563	420,365	512,962	730,929	425,321
Security transactions	9,527,663	7,367,600	6,122,486	5,875,823	3,823,626
Financial income on insurance, private pension plans and savings bonds	3,271,913	-	-	-	-
Derivative financial instruments	(2,073,247)	(270,572)	-	-	-
Foreign exchange transactions	4,456,594	2,045,092	872,234	1,776,925	572,104
Compulsory deposits	594,964	237,952	223,581	300,437	490,322

EXPENSES	23,259,783	13,312,726	9,132,137	12,821,198	7,441,180
Interest and charges on:
Deposits	10,993,328	6,986,027	5,521,407	4,954,854	4,430,881
Price-level restatement and interest on technical reserves for insurance, private pension plans and saving	2,241,282	-	-	-	-
Borrowings and onlendings	7,194,161	4,316,682	2,158,725	5,819,063	1,414,272
Leasing operations	12,486	-	93	18,852	2,985
Provision for loan losses	2,818,526	2,010,017	1,451,912	2,028,429	1,593,042

INCOME FROM FINANCIAL INTERMEDIATION	8,653,596	8,098,947	6,386,871	5,465,617	4,493,982

OTHER OPERATING INCOME (EXPENSES)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)	(3,390,095)

Commissions and fees	3,711,736	3,472,560	3,042,699	2,099,937	1,774,624
Retained insurance premiums, private pension plans and savings bonds	10,134,873	8,959,259	6,919,942	5,975,488	5,014,830
Change in technical reserves for insurance, private pension plans and savings bonds	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)	(1,392,136)
Claims - insurance operations and savings bond redemptions	(4,335,895)	(3,996,108)	(2,866,389)	(2,844,171)	(2,631,300)
Insurance and pension plan selling expenses	(667,527)	(689,352)	(645,020)	(635,351)	(518,390)
Expenses with pension plan benefits and redemptions	(1,688,639)	(1,369,424)	(912,784)	(557,608)	(422,756)
Personnel expenses	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)	(2,641,801)
Other administrative expenses	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)	(2,158,685)
Tax expenses	(847,739)	(790,179)	(670,138)	(651,801)	(319,537)
Equity in the earnings of associated companies	64,619	70,764	156,300	127,100	157,223
Other operating income	1,320,986	1,326,459	902,807	1,069,562	560,319
Other operating expenses	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)	(812,486)

OPERATING INCOME	2,309,746	2,774,781	1,739,830	1,061,247	1,103,887

NON-OPERATING INCOME (EXPENSES), NET	186,342	(83,720)	(123,720)	(224,874)	(263,696)

INCOME BEFORE TAXES AND PROFIT SHARING	2,496,088	2,691,061	1,616,110	836,373	840,191

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(460,263)	(502,257)	(258,776)	307,186	240,203

NON-RECURRING/EXTRAORDINARY INCOME	-	-	400,813	-	-

MINORITY INTEREST IN SUBSIDIARIES	(13,237)	(18,674)	(17,982)	(38,753)	(67,974)

NET INCOME	2,022,588	2,170,130	1,740,165	1,104,806	1,012,420

RETURN ON STOCKHOLDERS' EQUITY	18.65%	22.22%	21.50%	16.32%	16.02%

The accompanying notes are an integral part of these financial statements.

Banco Bradesco S.A

Consolidated Statement of Income - In thousands of reais						(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	2003			2002				2001

	3rd. QTR.	2nd. QTR.	1st. QTR.	4th. QTR.	3rd. QTR.	2nd. QTR.	1st. QTR.	4th. QTR.

INCOME FROM LENDING AND TRADING ACTIVITIES	7,915,112	5,098,432	7,083,258	3,083,730	15,811,393	8,521,386	4,496,870	2,604,301

Credit operations	3,508,139	2,687,485	2,940,061	1,519,950	7,344,652	4,426,505	2,435,822	1,189,535
Leasing operations	85,952	65,777	77,386	74,886	127,240	116,028	90,409	62,021
Security transactions	2,312,036	995,040	1,790,954	(712,805)	6,319,688	3,276,536	644,244	(400,625)
Financial income on insurance, private pension plans and savings bonds	1,334,756	1,172,214	1,441,042	1,398,046	770,981	471,149	631,737	-
Derivative financial instruments	33,158	(360,489)	373,646	307,885	(1,585,879)	(1,120,268)	325,015	1,586,750
Foreign exchange transactions	275,508	168,153	99,498	169,630	2,706,668	1,271,208	309,088	103,954
Compulsory deposits	365,563	370,252	360,671	326,138	128,043	80,228	60,555	62,666

EXPENSES	5,357,189	3,068,353	4,524,772	721,442	12,877,250	6,895,132	2,765,959	182,949
Interest and charges on:
Deposits	3,434,326	1,826,314	2,669,686	(5,215)	6,049,300	3,430,308	1,518,935	53,292
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	761,148	755,950	902,060	978,808	519,325	461,387	281,762	-
Borrowings and onlendings	555,389	(103,670)	141,355	(834,266)	5,409,418	2,289,540	329,469	(489,948)
Leasing operations	3,187	3,194	3,202	3,204	3,097	3,071	3,114	-
Provision for loan losses	603,139	586,565	808,469	578,911	896,110	710,826	632,679	619,605

INCOME FROM FINANCIAL INTERMEDIATION	2,557,923	2,030,079	2,558,486	2,362,288	2,934,143	1,626,254	1,730,911	2,421,352

OTHER OPERATING INCOME (EXPENSES)	(1,890,634)	(1,170,982)	(1,418,512)	(1,703,272)	(2,439,061)	(1,087,706)	(1,113,811)	(1,512,249)

Commissions and fees	1,178,864	1,080,345	1,012,644	991,101	934,418	925,649	860,568	874,001
Retained insurance premiums, private pension plans and savings bonds	3,118,778	2,908,922	2,770,492	3,243,557	2,678,997	2,262,775	1,949,544	2,641,322
Change in technical reserves for insurance, private pension plans and saving bonds	(895,092)	(737,031)	(988,335)	(1,484,011)	(874,013)	(171,237)	(255,386)	(1,310,005)
Claims - insurance operations and savings bond redemptions	(1,363,109)	(1,352,060)	(1,170,222)	(1,106,755)	(1,098,887)	(1,086,640)	(1,043,613)	(1,068,032)
Insurance and pension plan selling expenses	(190,761)	(182,499)	(180,521)	(179,671)	(167,297)	(160,390)	(160,169)	(169,032)
Expenses with pension plan benefits and redemptions	(756,108)	(599,554)	(436,958)	(508,501)	(419,728)	(411,115)	(349,295)	(415,859)
Personnel expenses	(1,306,415)	(1,147,838)	(1,053,175)	(1,047,093)	(1,144,413)	(996,105)	(888,002)	(936,519)
Other administrative expenses	(1,232,614)	(1,152,697)	(1,100,913)	(1,111,005)	(1,062,951)	(1,010,760)	(843,661)	(896,004)
Tax expenses	(254,650)	(238,429)	(267,852)	(257,997)	(185,527)	(200,145)	(204,070)	(209,624)
Equity in the earnings of associated companies	7,218	(27,989)	(4,725)	32,855	8,660	20,864	2,240	55,230
Other operating income	401,214	836,658	657,403	(70,632)	731,764	385,839	274,015	435,891
Other operating expenses	(597,959)	(558,810)	(656,350)	(205,120)	(1,840,084)	(646,441)	(455,982)	(513,618)

OPERATING INCOME	667,289	859,097	1,139,974	659,016	495,082	538,548	617,100	909,103

NON-OPERATING INCOME (EXPENSES), NET	9,854	(95,872)	(681,563)	54,804	140,964	19,901	(29,327)	(36,188)

INCOME BEFORE TAXES AND PROFIT SHARING	677,143	763,225	458,411	713,820	636,046	558,449	587,773	872,915

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(111,614)	(242,190)	52,776	5,271	(231,215)	(68,457)	(165,862)	(261,664)

MINORITY INTEREST IN SUBSIDIARIES	(1,638)	(1,325)	(3,586)	(21,058)	15,486	(10,960)	3,295	(1,412)

NET INCOME	563,891	519,710	507,601	698,033	420,317	479,032	425,206	609,839

The accompanying notes are an integral part of these financial statements.

5 - Financial Statements, Report of the Audit Committee and Independent Auditors’ Report

Directors’ Report

To Our Stockholders,

We are pleased to present the financial statements for the quarter ended September 30, 2003, of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian corporate legislation.

Among the important events for the quarter at the Bradesco Organization, we highlight the conclusion of the incorporation process of Banco Bilbao Vizcaya Argentaria Brasil S.A. into Bradesco on September 22, with the transformation of the BBV Banco Branches into Bradesco Branches. This initiative has optimized resources, drawing together staff expertise and dedication to offer customers maximum quality in products and services.

For the period from January 1 to September 30, 2003, Bradesco reported net income of R$ 1.591 billion, corresponding to R$ 1.00 per thousand shares, an annualized return of 16.69% on closing stockholders’ equity and of 18.22% on average stockholders’ equity.

Taxes and contributions, including social security contributions, payable or accrued on the main activities carried out by the Bradesco Organization, for the first nine months of the year, amounted to R$ 2.371 billion, or 149.03% of net income.

At the end of the quarter, paid-up capital of R$ 7 billion, plus reserves of R$ 5.967 billion comprised the total stockholders’ equity of R$ 12.967 billion, an increase of 23.49% compared with the same period in 2002. Net equity per thousand shares was equivalent to R$ 8.18.

Managed stockholders’ equity corresponds to 7.96% of consolidated assets which totaled R$ 164.363 billion, a 17.28% growth rate compared to September 2002. As a result, the capital adequacy ratios were 18.37% on a consolidated financial basis and 15.91% on a consolidated economic and financial basis, accordingly, above the 11% required minimum established by National Monetary Council Resolution 2099 of August 17, 1994, in conformity with the Basel Accord. At the end of the quarter, the ratio of permanent assets to stockholders’ equity, in relation to consolidated reference equity was 44.32% on a consolidated financial basis and 29.95% on a consolidated economic and financial basis, accordingly, within the maximum 50% limit.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category.

With a growth rate of 31.23% over the same period in 2002, overall funding obtained by the Bradesco Organization amounted to R$ 238.060 billion, at September 30 and comprised the following :

  R$ 81.415 billion in demand, time and interbank deposits, open market and savings accounts.

  R$ 90.663 billion in managed assets, comprising investment funds and customer portfolios.

  R$ 33.660 billion in foreign exchange portfolio, borrowings and onlendings, own working capital funds, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

  R$ 24.461 billion recorded in technical reserves for insurance, private pension plans and savings bonds, a growth rate of 47.35% compared to the same period in 2002.

  R$ 7.861 billion in foreign resources through public and private issues, subordinated debt and securitization of future financial flows, corresponding to a total of US$ 2.689 billion.

  The balance of credit operations totaled R$ 52.776 billion and includes the following:

  R$ 6.168 billion in advances on foreign exchange contracts for a portfolio of US$ 2.945 billion in export financing.

  US$ 362.884 million in foreign currency import financing.

  R$ 1.439 billion in leasing.

  R$ 4.204 billion in agricultural loans

  R$ 6.946 billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

In the housing loan area, Bradesco provided funds during the first nine months of the year for the construction and purchase of residential housing in the amount of R$ 838.101 million, comprising 13.223 properties.

With an active presence in the Capital Market Area, Bradesco was an important intermediary in the public placement of shares, debentures and promissory notes, with a total volume of R$ 3.879 billion recorded since the beginning of the year, corresponding to 59.97% of all issues registered with the Brazilian Securities Commission (CVM). The Bank also gained recognition for its activities in the area of mergers and acquisitions, project finance and as an advisor in corporate and financial restructuring.

The Bradesco Insurance Group, with an important role in the insurance, private pension plan and savings bond areas, reported net income of R$ 439.358 million at September 30, 2003. The overall premium income attained R$ 9.304 billion, a growth rate of 27.55% in comparison with the same period in 2002. Some 30 thousand attendants at concessionaires and brokers are available to serve the Group’s policyholders.

Structured to offer top-quality standards of comfort, ease and security, the Bradesco Organization Customer Service Network offered its customers and other users access to 10,043 service outlets at the end of the quarter, including 21,585 ATMs in the BDN – Bradesco Day and Night Self-service Network, 14,867 of which also operate at weekends and on bank holidays:

3,033	Branches in Brazil (Bradesco – 2,811, BCN - 221 and Banco Finasa - 1).
7	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Boavista and Banco Alvorada, formerly BBV Banco).
6	Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Boavista Banking Ltd. in Nassau, Bradesco Securities, Inc. in New York, Bradesco Services Co. Ltd. in Tokyo and Cidade Capital Markets Ltd. in Grand Cayman).
3,144	Banco Postal branches.
1,958	Banking service posts and outlets in companies (Bradesco – 1,763 and BCN - 195).
1,842	Outplaced terminals in the BDN– Bradesco Day and Night Network.
53	Branches of Finasa Promotora de Vendas, present in 12,777 vehicle dealerships and 804 stores selling furniture and home decor, IT related equipment, tourism and travel and finishing materials, among others.

In compliance with CVM Instruction 381, the Bradesco Organization declares that, during the quarter, no non-audit services were contracted or rendered by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with internationally accepted principles designed to maintain the independence of external auditors. In accordance with these principles: auditors should not audit their own work, or exercise management functions for their clients or promote the interests of such clients. Each external audit is contracted for a maximum five-year period pursuant to Brazilian Central Bank recommendations.

In the social area, the Organization continues its important efforts, principally through its educational and welfare programs developed by Fundação Bradesco (the Bradesco Foundation), which maintains 39 schools, installed as a priority in Brazil’s most socially and economically deprived regions, across all of its states and in the Federal District. More than 105 thousand students receive education, completely free-of-charge, including youth and adult education courses and basic professional training. More than 49 thousand students enrolled on its infant, junior, middle/high and technical school courses receive free meals, uniforms, school materials and medical/dental care from the Foundation.

In the Human Resources Area, Bradesco enhances its training programs yearly, specifically designed to foster the professional skills and development of its staff. Based on an across-the-board view of current business demands and permanent education, the Organization has achieved increasingly positive results as regards the improvement in customer service and the efficiency of its products and services. For the period from January to September, 993 courses were given with 302,886 participations. The benefit plans designed to guarantee the well-being, better life quality and security of employees and their dependents, covered 191,051 people at the end of the quarter.

The results accomplished to date reflect the importance of the strategy developed by the Bradesco Organization, which is based on the concepts of quality and efficiency. Grateful for the success achieved, we would like to thank our stockholders and customers for their support and confidence and our staff and other stakeholders for their dedication.

Cidade de Deus, October 24, 2003
Board of Directors
and Board of Executive Officers

Banco Bradesco S.A.

Consolidated Balance Sheet at September 30 - In thousands of reais	(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

ASSETS	2003	2002
CURRENT ASSETS	132,377,005	110,578,213
FUNDS AVAILABLE (Note 8)	2,234,099	2,547,938
INTERBANK INVESTMENTS (Notes 3b and 9)	28,345,525	12,268,495
Open market investments	24,506,656	8,990,823
Interbank deposits	3,838,922	3,282,910
Provision for losses	(53)	(5,238)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	41,072,126	31,495,420
Own portfolio	34,708,520	25,472,475
Subject to repurchase agreements	507,073	448,971
Restricted deposits - Brazilian Central Bank	3,330,355	4,007,798
Privatization currencies	85,546	26,750
Subject to collateral provided	2,017,794	1,185,377
Derivative financial instruments (Notes 3d and 33c)	422,838	354,049
INTERBANK ACCOUNTS (Note 11)	12,778,895	10,293,777
Unsettled payments and receipts	590,644	879,208
Restricted deposits:
- Brazilian Central Bank	12,068,842	9,298,237
- National Treasury - Rural funding	578	578
- National Housing System - SFH	96,985	98,835
Correspondent banks	21,846	16,919
INTERDEPARTMENTAL ACCOUNTS	181,780	201,908
Internal transfer of funds	181,780	201,908
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	27,894,561	29,185,348
Credit operations:
- Public sector	23,952	34,082
- Private sector	30,628,142	31,661,785
Allowance for loan losses (Notes 3e, 12f and 12g)	(2,757,533)	(2,510,519)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	777,811	1,045,417
Leasing receivables:
- Public sector	-	65
- Private sector	1,717,690	2,163,328
Unearned lease income	(865,658)	(1,011,422)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(74,221)	(106,554)
OTHER RECEIVABLES	18,229,108	22,803,354
Receivables on guarantees honored (Note 12a-2)	749	1,490
Foreign exchange portfolio (Note 13a)	11,925,580	15,631,092
Income receivable	285,100	222,434
Negotiation and intermediation of securities	256,927	442,993
Specific credits	-	1,709
Insurance premiums receivable (Note 4a)	890,543	785,446
Sundry (Note 13b)	4,997,829	5,802,644
Allowance for loan losses (Notes 3e, 12f and 12g)	(127,620)	(84,454)
OTHER ASSETS (Note 14)	863,100	736,556
Other assets	658,987	631,321
Allowance for losses	(242,621)	(190,844)
Prepaid expenses (Notes 4a and 14b)	446,734	296,079
LONG-TERM RECEIVABLES	26,916,850	23,902,878
INTERBANK INVESTMENTS (Notes 3b and 9)	212,935	111,688
Interbank deposits	212,935	120,867
Provision for losses	-	(9,179)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	6,833,352	6,094,233
Own portfolio	5,722,957	4,857,831
Subject to repurchase agreements	722,149	334,852
Restricted deposits - Brazilian Central Bank	19,460	329,904
Privatization currencies	-	16,983
Subject to collateral provided	60,437	461,623
Derivative financial instruments (Notes 3d and 33c)	308,349	93,040
INTERBANK ACCOUNTS (Note 11)	291,871	302,480
Restricted deposits:
- National Housing System - SFH	291,871	302,480
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	12,652,062	12,975,630
Credit operations:
- Public sector	177,732	265,383
- Private sector	13,575,892	13,756,037
Allowance for loan losses (Notes 3e, 12f and 12g)	(1,101,562)	(1,045,790)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	538,406	522,786
Leasing receivables:
- Private sector	1,188,624	1,245,183
Unearned lease income	(601,921)	(657,594)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(48,297)	(64,803)
OTHER RECEIVABLES	6,067,805	3,519,302
Income receivable	2,764	-
Negotiation and intermediation of securities	187	148
Insurance premiums receivable	673	-
Sundry (Note 13b)	6,105,832	3,524,816
Allowance for losses (Notes 3e, 12f and 12g)	(41,651)	(5,662)
OTHER ASSETS (Note 14)	320,419	376,759
Other assets	34,221	67,756
Allowance for losses	(7,321)	(34,692)
Prepaid expenses (Notes 4a and 14b)	293,519	343,695
PERMANENT ASSETS	5,069,492	5,669,959
INVESTMENTS (Notes 3h, 15 and 33b)	504,392	566,288
Investments in associated companies - local	369,876	436,067
Other investments	510,764	447,077
Allowance for losses	(376,248)	(316,856)
PROPERTY AND EQUIPMENT IN USE (Notes 3i and 16)	2,588,535	2,615,481
Buildings in use	1,610,835	1,855,749
Other fixed assets (Note 4a)	3,735,878	3,425,611
Accumulated depreciation (Note 4a)	(2,758,178)	(2,665,879)
LEASED ASSETS (Note 16)	24,301	36,757
Leased assets	50,475	50,487
Accumulated depreciation	(26,174)	(13,730)
DEFERRED CHARGES	1,952,264	2,451,433
Organization and expansion costs (Notes 4a and 17b)	1,151,730	997,314
Accumulated amortization (Note 4a)	(596,751)	(544,379)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 3j and 17a)	1,397,285	1,998,498
T O T A L	164,363,347	140,151,050

The accompanying notes are an integral part of these financial statements

Banco Bradesco S.A.

Consolidated Balance Sheet at September 30 - In thousands of reais	(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES	98,863,914	89,648,806
DEPOSITS (Notes 3k and 18a)	44,678,414	43,531,329
Demand deposits	11,240,025	11,448,077
Savings deposits	20,896,669	20,116,539
Interbank deposits	411,298	22,986
Time deposits (Note 33b)	12,130,422	11,943,727
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	21,754,827	7,227,948
Own portfolio	965,304	506,560
Third-party portfolio	20,789,523	6,721,388
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 18b and 33b)	4,787,507	4,835,086
Exchange acceptances	-	1,631
Mortgage notes	839,382	570,109
Debentures	18,260	94,101
Securities issued abroad	3,929,865	4,169,245
INTERBANK ACCOUNTS	320,874	481,406
Interbank onlendings	348	11,108
Correspondent banks	320,526	470,298
INTERDEPARTMENTAL ACCOUNTS	1,152,934	904,497
Third-party funds in transit	1,152,934	904,497
BORROWINGS (Notes 19a and 33b)	7,238,221	10,747,239
Local borrowings - official institutions	2,009	3,280
Local borrowings - other institutions	72,364	120,532
Foreign currency borrowings	7,163,848	10,623,427
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	2,190,904	2,418,975
National treasury	51,665	71,526
National Bank for Economic and Social Development (BNDES)	852,397	1,330,277
Federal Savings Bank (CEF)	66,967	19,403
Government Agency for Machinery and Equipment Financing (FINAME)	1,218,171	989,247
Other institutions	1,704	8,522
FOREIGN ONLENDINGS (Notes 19b and 33b)	24,130	55,382
Foreign onlendings	24,130	55,382
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	247,444	1,273,402
OTHER LIABILITIES	16,468,659	18,173,542
Collection of taxes and other contributions	983,768	1,191,919
Foreign exchange portfolio (Note 13a)	5,965,773	8,784,284
Social and statutory payables	664,850	163,231
Taxes and social security contributions	1,325,584	1,100,230
Negotiation and intermediation of securities	246,626	558,071
Technical reserves for insurance, private pension plans and savings bonds (Note 3g, 4a and 23)	3,371,590	2,174,334
Subordinated debt (Note 21 and 33b)	65,520	72,031
Sundry (Note 22)	3,844,948	4,129,442
LONG-TERM LIABILITIES	31,302,720	25,305,834
DEPOSITS (Notes 3k and 18a)	13,667,814	12,340,125
Interbank deposits	6	760
Time deposits (Note 33b)	13,667,808	12,339,365
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	1,314,195	1,864
Own portfolio	1,314,195	1,864
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 18b and 33b)	1,153,089	1,003,927
Mortgage notes	28,552	23,412
Debentures	1,320	75,417
Securities issued abroad	1,123,217	905,098
BORROWINGS (Notes 19a and 33b)	884,665	1,683,023
Local borrowings - Other institutions	105,089	138,671
Foreign currency borrowings	779,576	1,544,352
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	4,843,681	4,430,562
BNDES	2,200,019	2,155,339
CEF	397,159	428,500
FINAME	2,246,503	1,846,723
FOREIGN ONLENDINGS (Notes 19b and 33b)	4,882	19,634
Foreign onlendings	4,882	19,634
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	83,801	368,442
OTHER LIABILITIES	9,350,593	5,458,257
Social and statutory payables	7,723	7,927
Taxes and social security contributions	2,912,812	2,513,092
Negotiation and intermediation of securities	1,954,716	-
Subordinated debt (Notes 21 and 33b)	3,416,133	2,313,815
Sundry (Note 22)	1,059,209	623,423
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	21,089,275	14,426,084
DEFERRED INCOME	29,627	13,445
Deferred income	29,627	13,445
MINORITY INTEREST IN SUBSIDIARY COMPANIES (Note 24)	110,991	256,870
STOCKHOLDERS' EQUITY (Note 25)	12,966,820	10,500,011
Capital:
- Local residents	6,383,081	4,904,346
- Foreign residents	616,919	295,654
Capital reserves	7,902	7,435
Revenue reserves	5,717,767	5,648,018
Mark-to-market adjustment - securities and derivatives	241,151	(273,237)
Treasury stock	-	(82,205)

STOCKHOLDERS’ EQUITY MANAGED BY THE PARENT COMPANY	13,077,811	10,756,881

T O T A L	164,363,347	140,151,050

The accompanying notes are an integral part of these financial statements

Banco Bradesco S.A.

Consolidated Statement of Income for the Period from January 1 to September 30 - In thousands of reais	(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	2003	2002
INCOME FROM LENDING AND TRADING ACTIVITIES	20,096,802	28,829,649

Credit operations (Note 12i)	9,135,685	14,206,979
Leasing operations (Note 12i)	229,115	333,677
Security transactions (Notes 4a and 10f)	5,098,030	10,240,468
Financial income on insurance, private pension plans and saving
bonds (Notes 4a and 10f)	3,948,012	1,873,867
Derivative financial instruments (Notes 4a and 33c V)	46,315	(2,381,132)
Foreign exchange transactions (Notes 4a and 13a)	543,159	4,286,964
Compulsory deposits (Note 11b)	1,096,486	268,826

EXPENSES	12,950,314	22,538,341
Interest and charges on:
Deposits (Notes 18c)	7,930,326	10,998,543
Price-level restatement and interest on technical reserves for insurance,
private pension plans and saving bonds (Notes 4a and 18c)	2,419,158	1,262,474
Borrowings and onlendings (Note 19c)	593,074	8,028,427
Leasing operations (Note 12i)	9,583	9,282
Provision for loan losses (Notes 3e, 12f and 12g)	1,998,173	2,239,615

INCOME FROM FINANCIAL INTERMEDIATION	7,146,488	6,291,308

OTHER OPERATING INCOME (EXPENSES)	(4,480,128)	(4,640,578)

Commissions and fees (Note 26)	3,271,853	2,720,635
Retained insurance premiums, private pension plans and savings
bonds (Notes 3g and 23c)	8,798,192	6,891,316
Change in technical reserves for insurance, private pension
plans and savings (Notes 3g and 4a)	(2,620,458)	(1,300,636)
Claims - insurance operations (Note 3g)	(3,181,428)	(2,677,503)
Savings bond redemptions (Note 3g)	(703,963)	(551,637)
Insurance and pension plan selling expenses (Note 3g)	(553,781)	(487,856)
Expenses with pension plan benefits and redemptions (Note 3g)	(1,792,620)	(1,180,138)
Personnel expenses.(Notes 4a and 27)	(3,507,428)	(3,028,520)
Other administrative expenses (Note 28)	(3,486,224)	(2,917,372)
Tax expenses	(760,931)	(589,742)
Equity in the earnings of associated companies (Note 15c)	(25,496)	31,764
Other operating income (Notes 4a and 29)	1,895,275	1,391,618
Other operating expenses (Notes 4a and 30)	(1,813,119)	(2,942,507)

OPERATING INCOME	2,666,360	1,650,730

NON-OPERATING INCOME (EXPENSES), NET (Note 31)	(767,581)	131,538

INCOME BEFORE TAXES AND PROFIT SHARING	1,898,779	1,782,268

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 35a and 35b)	(301,028)	(465,534)

MINORITY INTEREST IN SUBSIDIARIES	(6,549)	7,821

NET INCOME	1,591,202	1,324,555

The accompanying notes are an integral part of these financial statements

Banco Bradesco S.A.

Statement of Changes in Financial Position for the Nine-month Period Ended September 30 - In thousands of reais		(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

		2003	2002
FINANCIAL RESOURCES WERE PROVIDED BY :		26,175,144	41,845,489
NET INCOME		1,591,202	1,324,555
ADJUSTMENTS TO NET INCOME		1,391,694	459,458
Depreciation and amortization		470,032	345,170
Amortization of goodwill		861,596	170,228
Change in provision for investments		39,383	436
Equity in the earnings of associated companies		25,496	(31,764)
Other		(4,813)	(24,612)
Technical Reserves for Insurance, Savings Bonds and Private Pension Plans		4,296,657	2,688,586
Change in Deferred Income		13,784	4,425
Change in Minority Interest		(160,073)	117,639
STOCKHOLDERS		1,296,793	-
Capital increase through subscription		501,000	-
Capital increase through incorporation of shares		788,735	-
Capital Reserves		12	-
Share premium		7,046	-
FISCAL INCENTIVE INVESTMENTS		844	-
THIRD PARTIES:
- Increase in liabilities		17,251,959	32,770,214
Deposits		1,983,065	14,787,475
Deposits received under security repurchase agreements		7,056,057	-
Funds from acceptance and issuance of securities		2,803,754	1,037,603
Interbank accounts		-	289,379
Interdepartmental accounts		-	141,992
Borrowings and onlendings		-	5,320,745
Derivative financial instruments		-	1,530,244
Technical reserves for insurance, private pension plans and saving bonds		1,008,729	58,406
Other liabilities		4,400,354	9,604,370
- Decrease in assets		124,908	3,718,967
Securities and derivative financial instruments		-	3,648,071
Interdepartmental accounts		9,959	-
Leasing operations		114,949	-
Insurance premiums receivable		-	70,896
- Sale (write-off) of assets and investments		345,502	737,283
Non-operating assets		139,470	93,601
Property and equipment in use and leased assets		142,822	224,612
Investments		33,627	415,617
Sale (write-off) of deferred charges		29,583	3,453
- Interest attributed to own capital and dividends received from associated companies		21,874	24,362
TOTAL FUNDS PROVIDED		26,726,752	42,383,338
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED		999,747	316,249
ACQUISITION OF OWN SHARES		-	115,114
INVESTMENTS IN:		832,802	1,517,594
Non-operating assets		128,251	173,827
Property and equipment in use and leased assets		614,655	882,126
Investments		89,896	461,641
DEFERRED CHARGES		544,834	1,452,521
INCREASE IN ASSETS		22,381,430	32,154,345
Interbank investments		7,085,704	8,512,864
Securities and derivative financial instruments		10,670,025	-
Interbank accounts		127,334	5,454,317
Interdepartmental accounts		-	25,835
Credit operations		841,344	7,029,619
Leasing operations		-	276
Other receivables		3,434,552	10,847,439
Insurance premiums receivable		172,307	-
Other assets		50,164	283,995
DECREASE IN LIABILITIES		1,967,939	6,827,515
Deposits received under security repurchase agreements		-	6,827,515
Interbank accounts		285,822	-
Interdepartmental accounts		184,795	-
Borrowings and onlendings		1,251,870	-
Derivative financial instruments		245,452	-
DECREASE IN FUNDS AVAILABLE		(551,608)	(537,849)

CHANGES IN	At the beginning of the period	2,785,707	3,085,787
FINANCIAL	At the end of the period	2,234,099	2,547,938
POSITION	Decrease in funds available	(551,608)	(537,849)

The accompanying notes are an integral part of these financial statements

BANCO BRADESCO S.A.

Notes to the Financial Statements

(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

Index

The notes to the Financial Statements of Banco Bradesco S.A. are subdivided as follows:

1)  OPERATIONS

2)  PRESENTATION OF THE FINANCIAL STATEMENTS

3)  SIGNIFICANT ACCOUNTING POLICIES

4)  INFORMATION FOR COMPARISON PURPOSES

5)  ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6)  BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7)  BALANCE SHEET BY MATURITY

8)  FUNDS AVAILABLE

9)  INTERBANK INVESTMENTS

10)  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11)  INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

12)  CREDIT OPERATIONS

13)  OTHER RECEIVABLES

14)  OTHER ASSETS

15)  INVESTMENTS

16)  PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

17)  DEFERRED CHARGES

18)  DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

19)  BORROWINGS AND ONLENDINGS

20)  CONTINGENT LIABILITIES

21)  SUBORDINATED DEBT

22)  OTHER LIABILITIES – SUNDRY

23)  INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

24)  MINORITY INTEREST IN SUBSIDIARIES

25)  STOCKHOLDERS’ EQUITY (PARENT COMPANY)

26)  COMMISSIONS AND FEES

27)  PERSONNEL EXPENSES

28)  ADMINISTRATIVE EXPENSES

29)  OTHER OPERATING INCOME

30)  OTHER OPERATING EXPENSES

31)  NON-OPERATING INCOME

32)  TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

33)  FINANCIAL INSTRUMENTS

34)  EMPLOYEE BENEFITS

35)  INCOME TAX AND SOCIAL CONTRIBUTION

36)  OTHER INFORMATION

1)  OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities including foreign exchange transactions through its commercial, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

2)  PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments.

The financial statements of Banco Bradesco S.A. were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendency of Private Insurance (SUSEP), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, which requires the reclassification of leasing operations to the current-asset and long-term-receivable accounts.

Accordingly, upon consolidation, intercompany investments, account balances, revenue, expenses and unrealized income were eliminated from the financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components are included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. Exchange variation arising from permanent investments in subsidiaries and foreign branches was allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We present below the main direct and indirect subsidiaries, including their foreign branches and subsidiaries and jointly controlled investments:

	Activity Area	% Ownership

		2003	2002

Financial area – Local
Banco Baneb S.A. (1)	Banking	99.94%	99.97%
Banco BCN S.A.	Banking	100.00%	100.00%
Banco BEA S.A. (2)	Banking	-	88.68%
Banco Bilbao Vizcaya Argentaria Brasil S.A. (BBV Banco) (3) (20)	Banking	100.00%	-
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A.	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (4) (5)	Investment Banking	97.40%	81.68%
Banco Finasa S.A.	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (4)	Banking	100.00%	84.19%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (6) (7)	Leasing	99.97%	99.94%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (8)	Leasing	-	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM – Bradesco Asset Management Ltda.	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (9) (10) (11) (12)	Services	39.71%	38.97%
Finasa Leasing Arrendamento Mercantil S.A. (13)	Leasing	-	84.18%

Financial area – Foreign
Banco Bradesco Argentina S.A. (10) (11)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	99.99%	99.99%
Banco Mercantil de São Paulo International S.A. (4) (10)	Banking	100.00%	84.15%
BCN Grand Cayman	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (4)	Banking	100.00%	84.19%
Mercantil London (10) (14)	Banking	-	84.19%
BBV Banco Nassau (3) (20)	Banking	100.00%	-

Insurance, pension plan and savings bond area
Atlântica Capitalização S.A. (15)	Savings Bonds	99.70%	99.66%
Áurea Seguros S.A. (9) (10) (11) (15)	Insurance	27.42%	27.41%
Bradesco Argentina de Seguros S.A. (15)	Insurance	99.47%	99.43%
Bradesco Capitalização S.A. (15)	Savings Bonds	99.69%	99.65%
Bradesco Saúde S.A. (15)	Insurance	99.70%	99.66%
Bradesco Seguros S.A. (15)	Insurance	99.70%	99.66%
Bradesco Vida e Previdência S.A. (15)	Pension Plans/Insurance	99.69%	99.65%
Finasa Seguradora S.A. (15) (16)	Insurance	99.45%	99.37%
Indiana Seguros S.A. (15)	Insurance	39.88%	39.86%
Seguradora Brasileira de Crédito à Exportação S.A. (9) (10) (11)	Insurance	12.05%	12.05%
União Novo Hamburgo Seguros S.A. (15) (17)	Insurance	91.41%	91.19%

Other activities
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A. (15)	Real Estate	99.12%	99.09%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (9) (10) (11) (12)	Credit Acquisition	12.50%	10.00%
CPM Holdings Limited (9) (10) (11)	Holding Company	49.00%	49.00%
Latasa S.A. (9) (10) (11) (17)	Metal Products	39.74%	39.12%
Pevê Prédios S.A. (18)	Real Estate	-	76.40%
Scopus Tecnologia S.A. (10)	Information Technology	99.99%	99.99%
Serasa S.A. (9) (10) (11) (12)	Services	26.31%	20.57%
Smart Club do Brasil Ltda. (9) (19)	Services	36.36%	20.00%
União de Comércio e Participações Ltda.	Holding Company	99.99%	99.99%

(1)  Percentage ownership decreased following the merger of Banco BEA S.A. in April 2003.

(2)  Became a subsidiary of Banco Baneb S.A. in March 2003 and was merged in April 2003.

(3)  Company and branch acquired in June 2003.

(4)  Percentage ownership increased through acquisition and incorporation of shares of minority stockholders of Banco Mercantil de São Paulo S.A.

(5)  Became a direct subsidiary of Banco Bradesco in May 2003.

(6)  Percentage ownership increased as a result of the merger of Bradesco Leasing in February 2003 and of Finasa Leasing in April 2003 into BCN Leasing.

(7)  Formerly BCN Leasing Arrendamento Mercantil S.A.

(8)  Merged into Bradesco BCN Leasing in February 2003.

(9)  Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247.

(10)  Companies audited by other independent auditors in 2002.

(11)  Companies audited by other independent auditors in 2003.

(12)  Percentage ownership increased through acquisition of BBV Banco in June 2003.

(13)  Merged into Bradesco BCN Leasing in April 2003 (see item 7).

(14)  Merged into Mercantil Grand Cayman in November 2002.

(15)  Percentage ownership increased through cancellation of treasury stock of Bradesco Seguros.

(16)  Became a direct subsidiary of Bradesco Seguros in April 2003.

(17)  Percentage ownership increased through acquisition of shares.

(18)  Merged into Banco Mercantil in January 2003.

(19)  Percentage ownership increased through acquisition of quotas in October 2002:

(20)  BBV Banco changed its name to Banco Alvorada in October 2003.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Income and expenses are recorded on the accrual basis and are prorated daily when of a financial nature. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date. Income and expenses of a financial nature are calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond plan contributions are effectively received. The payment of prizes on winning bonds is recorded as an expense in the month in which the draw takes places.

The private pension plan contributions are recorded in income at the time they are effectively received.

b) Interbank investments

These are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

Pursuant to BACEN Circular 3068/2001, as from June 30, 2002, securities are classified and recorded as presented below:

  Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.

  Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.

  Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

Up to June 2002, securities were valued at cost of acquisition, plus accrued earnings and less of the provision for adjustment to probable realizable value.

d) Derivative financial instruments (assets and liabilities)

Pursuant to BACEN Circular 3082/2002 and complementary regulations, the derivative financial instruments are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly co-related in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

  Market risk hedge – the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.

  Cash flow hedge – hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations and allowance for loan and leasing losses

The credit and leasing operations are classified in compliance with: (i) the parameters established by CMN Resolution 2682/1999 at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. The length of the delay in payment defined in CMN Resolution 2682/1999 is also taken into account for customer risk classification purposes as follows:

Length of Delay		Customer Classification

•	No delay	AA
•	Up to 14 days	A
•	From 15 to 30 days	B
•	From 31 to 60 days	C
•	From 61 to 90 days	D
•	From 91 to 120 days	E
•	From 121 to 150 days	F
•	From 151 to 180 days	G
•	More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a maximum classification equal to their prior classification. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan loss experience, specific and general portfolio risks and on BACEN requirements and instructions (Note 12 f, g).

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - sundry”, and the provision for deferred income tax on excess depreciation and mark-to-market adjustments is recorded in “Other liabilities – taxes and social security contributions”. Only deferred tax assets which have already acquired tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated (Note 35).

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Provision for unearned premiums

These are recorded at the amount of that portion of the insurance premiums issued/retained corresponding to the unexpired risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP standards.

Benefits to be granted and benefits granted

Mathematical reserves comprise the amount of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical reserves comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the provision for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds – mathematical reserves

These are recorded in conformity with the technical notes approved by SUSEP, based on a variable percentage applicable to the amounts effectively received.

Unsettled claims and IBNR

The provision for payment of unsettled claims is recorded based on estimated probable payments, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiaries, associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at net book value and fiscal incentives and other investments were recorded at cost, plus restatements through December 31, 1995, net of the provision for loss, where applicable.

i) Property and equipment in use

Property and equipment in use is stated at cost plus restatements through December 31, 1995, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20%.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization of 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented within deferred charges.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

The assets are stated at their realizable amounts, including, where applicable, related income and monetary (on a daily pro rata basis) and exchange variations, less provisions when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary (on a pro rata basis) and exchange variations.

4) INFORMATION FOR COMPARISON PURPOSES

a) Reclassification

In order to facilitate comparison of the financial statements, certain September 30, 2002 account balances were reclassified in line with the accounting procedures/classification used at September 30, 2003.

At September 30, 2002 - In thousands of reais

BALANCE SHEET	Prior disclosure	Reclassification	Reclassified balance

ASSETS
Current assets and long-term receivables	134,481,091	-	134,481,091
Other receivables	26,518,248	(195,592)	26,322,656
Insurance premiums receivables (1)	981,038	(195,592)	785,446
Other assets	917,723	195,592	1,113,315
Prepaid expenses (1)	444,182	195,592	639,774
Permanent assets	5,669,959	-	5,669,959
Property and equipment in use	2,602,555	12,926	2,615,481
Other fixed assets (2)	3,406,510	19,101	3,425,611
Accumulated depreciation (2)	(2,659,704)	(6,175)	(2,665,879)
Deferred charges	2,464,359	(12,926)	2,451,433
Organization and expansion costs (2)	1,016,415	(19,101)	997,314
Accumulated amortization (2)	(550,554)	6,175	(544,379)
Total assets	140,151,050	-	140,151,050

LIABILITIES
Current and long-term liabilities (3)	113,844,505	1,110,135	114,954,640
Other liabilities (3)	22,521,664	1,110,135	23,631,799
Technical reserves for insurance, private pension plans and savings bonds (3)	1,064,199	1,110,135	2,174,334
Technical reserves for insurance, private pension plans and savings bonds (3)	15,536,219	(1,110,135)	14,426,084
Total liabilities	140,151,050	-	140,151,050

Nine-month period – In thousands of reais

STATEMENT OF INCOME	Prior disclosure	Reclassification	Reclassified balance

Income from lending and trading activities	28,892,974	(63,325)	28,829,649
Income on security transactions (4) (8)	12,106,952	(1,866,484)	10,240,468
Financial income on insurance, private pension plans and savings bonds (8)	-	1,873,867	1,873,867
Derivative financial instruments (4)	(2,373,749)	(7,383)	(2,381,132)
Foreign exchange transactions (5)	4,350,289	(63,325)	4,286,964

Expenses	21,275,867	1,262,474	22,538,341
Price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds (6)	-	1,262,474	1,262,474

Income from financial intermediation	7,617,107	(1,325,799)	6,291,308

Other operating income (expenses)	(5,867,084)	1,226,506	(4,640,578)
Change in technical reserves for insurance, private pension plans and savings bonds (6)	(2,563,110)	1,262,474	(1,300,636)
Personnel expenses (7)	(2,929,227)	(99,293)	(3,028,520)
Other operating income (5)	1,330,552	61,066	1,391,618
Other operating expenses (5)	(2,944,766)	2,259	(2,942,507)

Operating income (expense)	1,750,023	(99,293)	1,650,730

Income before taxes and profit sharing	1,881,561	(99,293)	1,782,268
Employee profit sharing (7)	(99,293)	99,293	-
Net income	1,324,555	-	1,324,555

(1)  Transfer of other receivables – insurance premiums receivable, to other assets – prepaid expenses, related to the deferral of insurance brokerage commission.

(2)  Transfer of expenses for leasehold improvements and corresponding accumulated amortization from deferred charges to property and equipment in use.

(3)  Reclassified in compliance with SUSEP’s new plan of accounts.

(4)  Transfer of income on securities’ transactions to income on derivative financial instruments, pursuant to BACEN Circulars 3068 and 3082.

(5)  Transfer of income from price-level restatement of assets of Banco Bradesco Argentina S.A.

(6)  Transfer of price-level restatement of technical reserves for insurance, private pension plans and savings bonds to expenses for price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds.

(7)  Transfer of expenses for employee profit sharing to personnel expenses.

(8)  New opening for financial income on insurance, private pension plans and savings bonds.

b)  During the first half of 2003, Bradesco acquired the share control of BBV Banco and its subsidiaries. On September 19, 2003, Bradesco and BBV entered into an agreement for the transfer of assets and rights and assumption of debt, whereby Bradesco received assets in the amount of R$ 3,274,079 thousand and assumed liabilities in the amount of R$ 4,683,169 thousand. We present below the main balance sheet of the Bank and its subsidiaries at June 30, 2003:

In thousands of reais

BBV Banco and subsidiaries

June 30, 2003

ASSETS
Current assets and long-term receivables	9,875,795
Funds available	64,420
Interbank investments	3,215,674
Securities and derivative financial instruments	1,706,620
Interbank and interdepartmental accounts	410,034
Credit and leasing operations	3,371,270
Other receivables and other assets	1,107,777
Permanent assets	194,356
- Investments	41,842
- Property and equipment in use	149,827
- Deferred charges	2,687
Total	10,070,151
LIABILITIES
Current and long-term liabilities	7,754,018
Demand, time and interbank deposits	2,887,114
Savings deposits	581,557
Deposits received under security repurchase agreements and funds from acceptance and issuance of securities	2,371,948
Interbank and interdepartmental accounts	20,646
Borrowings and onlendings	1,253,927
Derivative financial instruments	13,929
Other liabilities	624,897
Deferred income	2,053
Stockholders' equity	2,314,080
Total	10,070,151

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The consolidated balance sheet and statement of income, by business segment, are presented below at September 30, 2003 in accordance with the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	At September 30 - In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	119,763,719	16,295,382	29,123,959	46,073	667,469	(6,602,747)	159,293,855
Funds available	2,072,457	77,612	142,871	2,456	6,830	(68,127)	2,234,099
Interbank investments	25,655,946	2,972,585	36,931	-	-	(107,002)	28,558,460
Securities and derivative financial instruments	17,621,686	5,192,120	26,527,104	38,013	159,060	(1,632,505)	47,905,478
Interbank and interdepartmental accounts	13,247,630	4,916	-	-	-	-	13,252,546
Credit and leasing operations	38,707,543	7,835,079	-	-	-	(4,679,782)	41,862,840
Other receivables and other assets	22,458,457	213,070	2,417,053	5,604	501,579	(115,331)	25,480,432
Permanent assets	11,224,098	13,146	829,629	440	525,892	(7,523,713)	5,069,492
Investments (5)	7,639,867	-	359,628	-	28,610	(7,523,713)	504,392
Property and equipment in use and leased assets	1,889,567	11,390	298,270	435	413,174	-	2,612,836
Deferred charges	1,694,664	1,756	171,731	5	84,108	-	1,952,264
Total	130,987,817	16,308,528	29,953,588	46,513	1,193,361	(14,126,460)	164,363,347
LIABILITIES
Current and long-term liabilities	117,978,242	12,498,568	5,667,042	31,014	594,515	(6,602,747)	130,166,634
Deposits	53,828,064	4,716,031	-	-	-	(197,867)	58,346,228
Deposits received under security repurchase agreements	22,166,581	902,441	-	-	-	-	23,069,022
Funds from the acceptance and issuance of securities	7,711,854	645,214	-	-	1,320	(2,417,792)	5,940,596
Interbank and interdepartmental accounts	1,473,003	805	-	-	-	-	1,473,808
Borrowings and onlendings	15,501,699	3,373,722	-	-	172,431	(3,861,369)	15,186,483
Derivative financial instruments	314,006	623	-	-	16,616	-	331,245
Other liabilities:
- Subordinated debt	2,628,915	852,738	-	-	-	-	3,481,653
- Other	14,354,120	2,006,994	5,667,042	31,014	404,148	(125,719)	22,337,599
Technical reserves for insurance, private pension plans and savings bonds	-	-	21,089,275	-	-	-	21,089,275
Deferred income	29,513	65	-	-	49	-	29,627
Minority interest and stockholders’ equity in subsidiaries	13,242	3,809,895	3,197,271	15,499	598,797	(7,523,713)	110,991
Stockholders' equity of the parent company	12,966,820	-	-	-	-	-	12,966,820
Total in 2003	130,987,817	16,308,528	29,953,588	46,513	1,193,361	(14,126,460)	164,363,347
Total in 2002	115,907,954	17,003,443	22,377,187	64,324	1,657,009	(16,858,867)	140,151,050

b) Statement of income

	At September 30 - In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Local	Foreign	Local	Foreign

Income from lending and trading activities	15,837,124	499,984	3,951,532	1,212	17,322	(210,372)	20,096,802
Expenses for lending and trading activities	10,467,452	272,877	2,419,158	-	(164)	(209,009	12,950,314
Income from financial intermediation	5,369,672	227,107	1,532,374	1,212	17,486	(1,363)	7,146,488
Other operating income (expenses) (5)	(3,670,107)	(62,898)	(815,150)	760	65,234	2,033	(4,480,128)
Operating income (expenses)	1,699,565	164,209	717,224	1,972	82,720	670	2,666,360
Non-operating income (expenses), net	(740,120)	3,485	(36,513)	(10)	6,247	(670)	(767,581)
Income before taxes and profit sharing	959,445	167,694	680,711	1,962	88,967	-	1,898,779
Provision for income tax and social contribution	(37,854)	(3,694)	(227,981)	(73)	(31,426)	-	(301,028)
Minority interest in subsidiaries	(3,983)	-	(1,250)	-	(1,316)	-	(6,549)
Net income in 2003	917,608	164,000	451,480	1,889	56,225	-	1,591,202
Net income in 2002	169,219	615,759	535,218	(4,757)	9,116	-	1,324,555

(1)  The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.

(2)  Asset and liability and income and expense account balances are eliminated between companies from the same segment.

(3)  The Insurance Group segment comprises insurance, private pension plan and savings bond companies.

(4)  Amounts eliminated between companies from different segments.

(5)  Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

We present below the consolidated account balances by currency and exchange exposure, at September 30, 2003:

	At September 30 - In thousands of reais

	Balance Sheet	Currency

		Local	Foreign (1)

ASSETS
Current assets and long-term receivables	159,293,855	133,062,737	26,231,118
Funds available	2,234,099	1,578,507	655,592
Interbank investments	28,558,460	25,519,677	3,038,783
Securities and derivative financial instruments	47,905,478	41,388,092	6,517,386
Interbank and interdepartmental accounts	13,252,546	13,247,630	4,916
Credit and leasing operations	41,862,840	35,333,853	6,528,987
Other receivables and other assets	25,480,432	15,994,978	9,485,454
Permanent assets	5,069,492	5,055,906	13,586
Investments	504,392	504,392	-
Property and equipment in use and leased assets	2,612,836	2,601,011	11,825
Deferred charges	1,952,264	1,950,503	1,761
Total	164,363,347	138,118,643	26,244,704
LIABILITIES
Current and long-term liabilities	130,166,634	104,338,767	25,827,867
Deposits	58,346,228	53,670,040	4,676,188
Deposits received under security repurchase agreements	23,069,022	22,166,581	902,441
Funds from acceptance and issuance of securities	5,940,596	887,514	5,053,082
Interbank and interdepartmental accounts	1,473,808	777,190	696,618
Borrowings and onlendings	15,186,483	6,427,660	8,758,823
Derivative financial instruments	331,245	330,622	623
Other liabilities:
- Subordinated debt	3,481,653	2,628,915	852,738
- Other	22,337,599	17,450,245	4,887,354
Technical reserves for insurance, private pension plans and savings bonds	21,089,275	21,089,275	-
Deferred income	29,627	29,627	-
Minority interest in subsidiaries	110,991	110,991	-
Stockholders' equity	12,966,820	12,966,820	-
Total	164,363,347	138,535,480	25,827,867
Net position of assets and liabilities	416,837
Net position of derivatives (2) (3)	2,411,431
Other memorandum accounts, net (4)	(532,433)
Net exchange position (asset) (5)	2,295,835

(1)  Amounts expressed and/or indexed mainly in USD.

(2)  Excluding derivative operations maturing in D +1, to be settled in currency at September 30, 2003 price levels.

(3)  Derivatives are adjusted to market value.

(4)  Leasing commitments and others controlled in memorandum accounts.

(5)  Excluding investments in foreign branches and subsidiaries (Note 15a), the net exchange position would be negative in the amount of R$ 1,576,766 thousand (liability).

7) BALANCE SHEET BY MATURITY

We present below the consolidated balance sheet at September 30, 2003, by days to maturity, based on accounting classification:

	At September 30 - In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	103,936,933	17,184,005	11,256,067	26,916,850	-	159,293,855
Funds available	2,234,099	-	-	-	-	2,234,099
Interbank investments	27,655,089	383,071	307,365	212,935	-	28,558,460
Securities and derivative financial instruments (1)	36,925,528	1,570,509	2,576,089	6,833,352	-	47,905,478
Interbank and interdepartmental accounts	12,949,865	4,875	5,935	291,871	-	13,252,546
Credit and leasing operations	8,446,434	13,825,475	6,400,463	13,190,468	-	41,862,840
Other receivables and other assets	15,725,918	1,400,075	1,966,215	6,388,224	-	25,480,432
Permanent assets	50,839	254,191	305,029	3,351,558	1,107,875	5,069,492
Investments	-	-	-	-	504,392	504,392
Property and equipment in use and leased assets	21,158	105,788	126,945	1,755,462	603,483	2,612,836
Deferred charges	29,681	148,403	178,084	1,596,096	-	1,952,264
Total	103,987,772	17,438,196	11,561,096	30,268,408	1,107,875	164,363,347

LIABILITIES
Current and long-term liabilities	77,228,268	12,316,956	9,318,690	31,302,720	-	130,166,634
Deposits (2)	37,510,657	3,770,213	3,397,544	13,667,814	-	58,346,228
Deposits received under security repurchase agreements	21,704,247	17,498	33,082	1,314,195	-	23,069,022
Funds from the acceptance and issuance of securities	1,016,466	2,105,692	1,665,349	1,153,089	-	5,940,596
Interbank and interdepartmental accounts	1,473,808	-	-	-	-	1,473,808
Borrowings and onlendings	1,566,552	4,770,371	3,116,332	5,733,228	-	15,186,483
Derivative financial instruments	206,385	18,443	22,616	83,801	-	331,245
Other liabilities:
- Subordinated debt	31,112	34,408	-	3,416,133	-	3,481,653
- Other	13,719,041	1,600,331	1,083,767	5,934,460	-	22,337,599
Technical reserves for insurance, private pension plans and savings bonds	-	-	-	21,089,275	-	21,089,275
Deferred income	28,826	801	-	-	-	29,627
Minority interest in subsidiaries	-	-	-	-	110,991	110,991
Stockholders' equity	-	-	-	-	12,966,820	12,966,820
Total in 2003	77,257,094	12,317,757	9,318,690	52,391,995	13,077,811	164,363,347

Accumulated net assets in 2003	26,730,678	31,851,117	34,093,523	11,969,936	-	-
Accumulated net assets in 2002	15,324,055	19,363,938	22,018,170	5,086,922	-	-

(1) Investment fund applications are classified as up to 30 days.

(2) Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available are comprised by:

At September 30 – In thousands of reais

	2003	2002

Local currency	1,577,679	1,291,851
Foreign currency	655,592	1,255,477
Investments in gold	828	610
Total	2,234,099	2,547,938

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

Nine-month period - In thousands of reais

	2003	2002

OPERATING ACTIVITIES
NET INCOME	1,591,202	1,324,555
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Provision for loan losses	1,998,173	2,239,615
(Reversal of) Provision for losses on short-term interbank investments, securities and
investments	30,195	103,569
Variation, price-level restatement and interest in technical reserves for insurance, private
pension plans and savings bonds	5,039,616	2,563,110
Depreciation and amortization	470,032	345,170
Amortization of goodwill (Notes 30 and 31)	861,596	170,228
Results of investments accounted for by the equity method	25,496	(31,764)
Other	(4,813)	(24,612)
CHANGE IN ASSETS AND LIABILITIES:
Decrease (increase) in short-term interbank investments	(7,076,516)	(8,523,177)
Decrease (increase) in securities and derivative financial instruments	(10,915,477)	5,085,495
Decrease (increase) in interbank accounts	(863,949)	(773,203)
Decrease (increase) in interdepartmental accounts	(174,836)	116,157
Decrease (increase) in credit operations	(1,181,341)	(7,626,537)
Decrease (increase) in leasing operations	146,414	(23,245)
Decrease (increase) in insurance premiums receivable	(172,307)	70,896
Decrease (increase) in other receivables	(3,441,076)	(10,869,948)
Decrease (increase) in other assets	(50,164)	(283,995)
Amounts written off against the allowance for loan losses	(1,683,117)	(1,597,219)
Increase (decrease) in technical reserves for insurance, private pension plans and savings
bonds	265,770	183,882
Increase (decrease) in other liabilities	4,400,354	9,604,370
Increase (decrease) in deferred income	13,784	4,425
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(10,720,964)	(7,942,228)
INVESTING ACTIVITIES
Decrease (increase) in compulsory deposits – Brazilian Central Bank	450,793	(4,391,735)
Sale of non-operating assets	139,470	93,601
Sale of investments	33,627	415,617
Sale of property and equipment in use and leased assets	142,822	224,612
Decrease in deferred charges	29,583	3,453
Acquisition of non-operating assets	(128,251)	(173,827)
Acquisition of investments	(89,896)	(461,641)
Acquisition of property and equipment in use and leased assets	(614,655)	(882,126)
Deferred charges	(544,834)	(1,452,521)
Interest attributed to own capital / dividends received	21,874	24,362
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(559,467)	(6,600,205)
FINANCING ACTIVITIES
Increase (decrease) in deposits	1,983,065	14,787,475
Increase (decrease) in deposits received from security repurchase agreements	7,056,057	(6,827,515)
Increase (decrease) in funds from issuance of securities	2,803,754	1,037,603
Increase (decrease) in borrowings and onlendings	(1,251,870)	5,320,745
Capital increase through subscription	501,000	-
Capital increase through incorporation of shares	788,735	-
Capital reserves	12	-
Share premium	7,046	-
Fiscal incentive investments	844	-
Interest attributed to own capital and dividends paid and/or accrued	(999,747)	(316,249)
Acquisition of own shares	-	(115,114)
Variation in minority interest	(160,073)	117,639

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	10,728,823	14,004,584
DECREASE IN FUNDS AVAILABLE, NET	(551,608)	(537,849)

CHANGE IN FUNDS AVAILABLE, NET	At the beginning of the period	2,785,707	3,085,787
	At the end of the period	2,234,099	2,547,938
	Decrease in funds available, net	(551,608)	(537,849)

9) INTERBANK INVESTMENTS

a) Interbank investments are presented below with their corresponding days to maturity:

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Securities purchased under resale agreements:
Own portfolio position	3,679,855	-	-	-	3,679,855
• National Treasury Bonds	1,723,896	-	-	-	1,723,896
• Financial Treasury Notes	1,955,228	-	-	-	1,955,228
• Others	731	-	-	-	731
Third-party portfolio position	20,826,801	-	-	-	20,826,801
• National Treasury Bonds	10,020,331	-	-	-	10,020,331
• Financial Treasury Notes	10,806,470	-	-	-	10,806,470
Subtotal	24,506,656	-	-	-	24,506,656

Interbank deposits:
• Interbank deposits	3,148,439	383,117	307,366	212,935	4,051,857
• Provision for loss	(6)	(46)	(1)	-	(53)
Subtotal	3,148,433	383,071	307,365	212,935	4,051,804

Total in 2003	27,655,089	383,071	307,365	212,935	28,558,460
%	96.8	1.3	1.1	0.8	100.0
Total in 2002	11,667,328	363,524	237,643	111,688	12,380,183
%	94.3	2.9	1.9	0.9	100.0

b) Income from interbank investments

We present below income from interbank investments, classified in the statement of income as income on security transactions:

Nine-month period – In thousands of reais
----------------------------

	2003	2002

Income on investments in purchase and sale commitments:
Own position	293,555	17,364
Third-party position	2,839,442	458,658
Subtotal	3,132,997	476,022

Interbank deposits	232,583	158,042

Total (Note 10f)	3,365,580	634,064

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer

At September 30 - In thousands of reais

	Financial	Insurance/ Savings bond	Pension plan	Other activities	2003	%	2002	%

Trading Securities	16,184,471	2,861,254	18,211,396	63,989	37,321,110	77.9	18,947,000	50.4
- Government securities	14,109,449	2,643,889	17,766,922	44,969	34,565,229	72.1	17,628,654	46.9
- Corporate bonds	2,075,022	217,365	444,474	19,020	2,755,881	5.8	1,318,346	3.5
Securities available for sale	2,305,572	1,441,031	1,300,976	68,606	5,116,185	10.7	7,357,563	19.6
- Government securities	1,189,439	941,549	-	-	2,130,988	4.5	3,732,602	9.9
- Corporate bonds	1,116,133	499,482	1,300,976	68,606	2,985,197	6.2	3,624,961	9.7
Securities held to maturity	2,064,290	-	2,672,706	-	4,736,996	9.9	10,838,001	28.8
- Government securities	2,064,290	-	2,672,706	-	4,736,996	9.9	10,838,001	28.8
Derivative financial instruments	730,328	-	-	859	731,187	1.5	447,089	1.2
- Corporate bonds	730,328	-	-	859	731,187	1.5	447,089	1.2

Total in 2003	21,284,661	4,302,285	22,185,078	133,454	47,905,478	100.0	37,589,653	100.0
- Government securities	17,363,178	3,585,438	20,439,628	44,969	41,433,213	86.5	32,199,257	85.7
- Corporate bonds	3,921,483	716,847	1,745,450	88,485	6,472,265	13.5	5,390,396	14.3

b) Consolidated portfolio composition by issuer

At September 30 - In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/book value (2)(3)(4)	Retated Cost	Unrealized gain (loss)	Unrealized gain (loss), net of tax effects

GOVERNMENT SECURITIES	563,519	2,986,066	7,264,808	30,618,820	41,433,213	41,414,426	18,787	12,400
Financial Treasury Notes	382,642	1,621,770	4,931,803	14,439,731	21,375,946	21,339,850	36,096	23,824
National Treasury Bonds	22,611	4,224	1,756,307	6,591,126	8,374,268	8,343,478	30,790	20,322
Federal Treasury Notes	19,873	540,898	233,229	6,739,443	7,533,443	7,528,719	4,724	3,118
Brazilian Foreign Debt Notes	100,727	42	95,000	2,673,121	2,868,890	2,882,659	(13,769)	(9,088)
Central Bank Notes	-	792,343	225,573	56,115	1,074,031	1,074,341	(310)	(205)
Other	37,666	26,789	22,896	119,284	206,635	245,379	(38,744)	(25,571)

CORPORATE BONDS	2,584,482	179,045	316,431	3,392,307	6,472,265	5,882,854	589,411	389,011
Shares	2,022,814	-	-	-	2,022,814	1,581,658	441,156	291,163
Debentures	36,899	14,652	77,867	1,450,313	1,579,731	1,621,796	(42,065)	(27,763)
Certificates of Bank Deposit	165,166	59,636	9,288	815,749	1,049,839	1,050,247	(408)	(269)
Derivative financial instruments	184,463	74,126	164,249	308,349	731,187	583,119	148,068	97,725
Foreign Securities	77,694	3,283	53,303	516,625	650,905	597,646	53,259	35,151
Promissory Notes	14,815	16,245	-	-	31,060	31,206	(146)	(97)
Other	82,631	11,103	11,724	301,271	406,729	417,182	(10,453)	(6,899)

TOTAL in 2003	3,148,001	3,165,111	7,581,239	34,011,127	47,905,478	47,297,280	608,198	401,411

TOTAL in 2002	9,308,500	8,747,076	4,145,381	15,388,696	37,589,653	38,354,302	(764,649)	(504,669)

c) Consolidated classification by category, days to maturity and business segment

At September 30 - In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/book value (2)(3)(4)	Retated Cost	Unrealized gain (loss)	Unrealized gain (loss), net of tax effects

I . TRADING SECURITIES	953,886	2,181,147	6,960,013	27,226,064	37,321,110	37,233,133	87,977	58,065

- Financial	296,239	691,635	2,297,094	12,899,503	16,184,471	16,106,483	77,988	51,472

National Treasury Bonds	16,248	4,205	1,746,796	5,921,020	7,688,269	7,657,479	30,790	20,322
Financial Treasury Notes	66,056	102,024	97,693	3,667,592	3,933,365	3,895,450	37,915	25,024
Federal Treasury Notes	19,871	540,898	123,952	584,034	1,268,755	1,267,516	1,239	818
Debentures	6,234	521	74,601	919,036	1,000,392	1,000,392	-	-
Brazilian Foreign Debt Notes	37,736	-	82,178	805,147	925,061	915,809	9,252	6,106
Certificates of Bank Deposit	3,804	1,118	1,494	765,689	772,105	772,105	-	-
Foreign securities	69,422	3,276	53,303	120,324	246,325	209,488	36,837	24,312
Other	76,868	39,593	117,077	116,661	350,199	388,244	(38,045)	(25,110)

- Insurance and Savings Bond	303,876	508,002	372,571	1,676,805	2,861,254	2,861,208	46	30

Financial Treasury Notes	129,218	506,174	362,591	939,689	1,937,672	1,937,626	46	30
National Treasury Bonds	2,305	19	7,389	670,106	679,819	679,819	-	-
Shares	137,667	-	-	-	137,667	137,667	-	-
Other	34,686	1,809	2,591	67,010	106,096	106,096	-	-

- Private Pension Plan	322,118	970,441	4,281,137	12,637,700	18,211,396	18,201,460	9,936	6,558

Financial Treasury Notes	119,518	964,405	4,272,964	9,339,104	14,695,991	14,686,055	9,936	6,558
Federal Treasury Bonds	2	-	359	3,069,168	3,069,529	3,069,529	-	-
Shares	199,502	-	-	-	199,502	199,502	-	-
Other	3,096	6,036	7,814	229,428	246,374	246,374	-	-

- Other activities	31,653	11,069	9,211	12,056	63,989	63,982	7	5

Financial Treasury Notes	9,138	10,865	7,532	11,699	39,234	39,227	7	5
Funds of other institutions	17,167	-	-	74	17,241	17,241	-	-
Other	5,348	204	1,679	283	7,514	7,514	-	-

II. SECURITIES AVAILABLE FOR SALE	1,982,598	117,495	240,271	2,775,821	5,116,185	4,744,032	372,153	245,621

- Financial	526,234	61,839	47,367	1,670,132	2,305,572	2,272,838	32,734	21,604

Brazilian Foreign Debt Notes	35,937	42	12,822	919,685	968,486	991,507	(23,021)	(15,194)
Shares	439,303	-	-	-	439,303	335,608	103,695	68,439
Foreign securities	8,272	7	-	396,301	404,580	388,158	16,422	10,838
Federal Treasury Notes	-	-	-	134,455	134,455	137,069	(2,614)	(1,725)
Debentures	2,292	2,647	-	74,372	79,311	112,390	(33,079)	(21,832)
Certificates of Bank Deposit	27,618	43,866	-	4,879	76,363	76,773	(410)	(271)
Other	12,812	15,277	34,545	140,440	203,074	231,333	(28,259)	(18,651)

- Insurance and Savings Bond	473,214	38,465	191,629	737,723	1,441,031	1,336,908	104,123	68,721

Financial Treasury Notes	58,518	37,569	191,023	481,647	768,757	763,738	5,019	3,312
Shares	386,935	-	-	-	386,935	285,078	101,857	67,226
Federal Treasury Notes	-	-	-	172,784	172,784	166,685	6,099	4,025
Other	27,761	896	606	83,292	112,555	121,407	(8,852)	(5,842)

- Private Pension Plan	954,916	16,293	-	329,767	1,300,976	1,065,575	235,401	155,365

Shares	823,188	-	-	-	823,188	587,654	235,534	155,453
Debentures	6	10,985	-	329,767	340,758	340,891	(133)	(88)
Other	131,722	5,308	-	-	137,030	137,030	-	-

- Other activities	28,234	898	1,275	38,199	68,606	68,711	(105)	(69)

Certificates of Bank Deposit	19,597	898	1,275	38,199	59,969	59,969	-	-
Other	8,637	-	-	-	8,637	8,742	(105)	(69)

III. SECURITIES HELD TO MATURITY	27,054	792,343	216,706	3,700,893	4,736,996	4,736,996	-	-

- Financial	27,054	792,343	216,706	1,028,187	2,064,290	2,064,290	-	-

Brazilian Foreign Debt Notes	27,054	-	-	948,289	975,343	975,343	-	-
Central Bank Notes	-	792,343	107,788	-	900,131	900,131	-	-
Federal Treasury Notes	-	-	108,918	79,898	188,816	188,816	-	-

- Private Pension Plan	-	-	-	2,672,706	2,672,706	2,672,706	-	-

Federal Treasury Notes	-	-	-	2,672,706	2,672,706	2,672,706	-	-

IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	184,463	74,126	164,249	308,349	731,187	583,119	148,068	97,725

- Financial	183,604	74,126	164,249	308,349	730,328	582,260	148,068	97,725

Derivative financial instruments	183,604	74,126	164,249	308,349	730,328	582,260	148,068	97,725

- Other activities	859	-	-	-	859	859	-	-

Derivative financial instruments	859	-	-	-	859	859	-	-

Total in 2003	3,148,001	3,165,111	7,581,239	34,011,127	47,905,478	47,297,280	608,198	401,411

Total in 2002	9,308,500	8,747,076	4,145,381	15,388,696	37,589,653	38,354,302	(764,649)	(504,669)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)
In 2003	(206,385)	(18,443)	(22,616)	(83,801)	(331,245)	(301,858)	(29,387)	(19,395)
(1)	Investment fund applications were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(2)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(3)

This column reflects book value subsequent to mark-to-market, adjustment, except for securities held to maturity, whose market value is higher than book value by R$ 295,584 thousand, net of tax effects.

(4)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

d) Composition of the portfolios by account:

At September 30 - In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Own Portfolio	2,913,086	1,867,969	5,797,926	29,852,496	40,431,477
Fixed income securities	892,659	1,867,969	5,797,926	29,852,496	38,411,050
Financial Treasury Notes	370,426	1,574,774	4,864,860	12,417,404	19,227,464
National Treasury Bonds	22,611	3,834	649,739	6,315,767	6,991,951
Federal Treasury Notes	19,872	-	359	6,314,683	6,334,914
Brazilian Foreign Debt Notes	64,986	42	95,000	1,608,586	1,768,614
Debentures	36,899	14,652	77,867	1,450,313	1,579,731
Certificates of Bank Deposit	165,166	59,636	9,288	815,749	1,049,839
Foreign securities	77,694	3,284	53,302	515,943	650,223
Central Bank Notes	-	157,611	35,711	56,115	249,437
Other	135,005	54,136	11,800	357,936	558,877

Equity securities	2,020,427	-	-	-	2,020,427
Shares of listed companies (technical reserve)	1,118,185	-	-	-	1,118,185
Shares and quotas (other)	902,242	-	-	-	902,242

Subject to commitments	234,915	1,297,142	1,783,313	4,158,631	7,474,001
Purchase and sale agreements	35,741	6,311	115,918	1,071,252	1,229,222
Brazilian Foreign Debt Notes	35,741	-	-	1,064,535	1,100,276
Federal Treasury Notes	-	-	108,918	-	108,918
Financial Treasury Notes	-	4,989	649	6,717	12,355
National Treasury Bonds	-	-	5,454	-	5,454
Central Bank Notes	-	1,322	897	-	2,219

Brazilian Central Bank	608	1,179,386	336,793	1,833,028	3,349,815
Financial Treasury Notes	608	5,744	49,218	1,465,000	1,520,570
Federal Treasury Notes	-	540,898	123,952	364,323	1,029,173
Central Bank Notes	-	632,744	107,086	-	739,830
National Treasury Bonds	-	-	56,537	3,705	60,242

Privatization currencies	108	-	22,821	62,617	85,546

Collateral provided	13,995	37,319	1,143,532	883,385	2,078,231
National Treasury Bonds	-	390	1,044,577	271,654	1,316,621
Financial Treasury Notes	11,608	36,263	17,076	550,611	615,558
Central Bank Notes	-	666	81,879	-	82,545
Federal Treasury Notes	-	-	-	60,438	60,438
Other	2,387	-	-	682	3,069
Derivative financial instruments	184,463	74,126	164,249	308,349	731,187

Total at September 30, 2003	3,148,001	3,165,111	7,581,239	34,011,127	47,905,478
%	6.6	6.6	15.8	71.0	100.0

Total in 2002	9,308,500	8,747,076	4,145,381	15,388,696	37,589,653
%	24.8	23.3	11.0	40.9	100.0

Investment fund applications were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) At June 30, 2003, an amount of R$ 1,521,134 thousand of investment fund applications was reclassified from “securities available for sale” to “trading securities” and an amount of R$ 215,137 thousand of Brazilian foreign debt notes from “securities held to maturity” to “securities available for sale”. These reclassifications decreased stockholders’ equity by R$ 53,757 thousand with no effect, however, on income. The reclassifications were based on Management’s reassessment of the new profile of the securities portfolio following the acquisition of BBV Banco.

f) Income on security transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

We present below the composition of the results of transactions with securities and derivative financial instruments:

Nine-month period – In thousands of reais

Revenue	2003	2002

Fixed income securities (1)	2,412,559	6,193,588
Interbank investments (2)	3,365,580	634,064
Allocation of exchange variation of foreign branches	(676,097)	3,453,854
Equity securities	(3,977)	(41,315)
Other	(35)	277
Subtotal	5,098,030	10,240,468

Financial income on insurance, private pension plans and savings bonds
Fixed income securities	3,738,682	1,706,009
Equity securities	209,330	167,858
Subtotal	3,948,012	1,873,867

Transactions with derivatives (3)	46,315	(2,381,132)
Total	9,092,357	9,733,203
(1)	Includes foreign securities.
(2)	Note 9b.
(3)	Note 33c -V.

11) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a) We present below the “Restricted Deposits” account:

At September 30 - In thousands of reais

	2003	2002

Compulsory deposits – demand deposits (1)	3,550,943	3,471,714
Compulsory deposits – savings account deposits (2)	4,195,784	3,984,056
Additional compulsory deposits (3)	4,322,115	1,842,467
Restricted deposits – National Housing System (4)	388,856	401,315
Funds from agricultural loans (4)	578	578
Total	12,458,276	9,700,130

(1)	Without remuneration.
(2)	Remunerated at the same rate as savings account deposits.
(3)	Additional compulsory deposit on demand, savings and time deposits remunerated based on the variation in the Brazilian Central Bank reference rate (SELIC).
(4)	Remunerated based on the reference rate (TR).

b) Income on compulsory deposits

We present below income on restricted deposits:

Nine-month period - In thousands of reais

	2003	2002

Restricted deposits – BACEN (compulsory deposits)	1,061,907	247,419
Restricted deposits – National Housing System (SFH)	34,579	21,407
Total	1,096,486	268,826

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) Credit operations by type and maturity.
b) Credit operations arising from new acquisitions.
c) Credit operations by type and risk level.
d) Concentration of credit operations.
e) Credit operations by activity sector.
f) Composition of credit operations and allowance for loan losses.
g) Movement of the allowance for loan losses.
h) Recovery and renegotiation of credit operations.
i) Income on credit operations.

a) Credit operations by type and maturity

At September 30 - In thousands of reais

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2003(A)%		Total in 2002(A)%

Discount of trade receivables and other loans	6,621,877	3,855,690	2,547,671	2,540,498	2,783,710	3,569,579	21,919,025	39.8	22,376,495	41.9
Financings	1,121,501	931,020	1,019,968	2,114,625	2,412,835	6,748,954	14,348,903	26.1	15,714,581	29.4
Rural and agribusiness loans	340,849	155,675	130,894	334,126	611,723	2,594,004	4,167,271	7.6	3,572,782	6.7
Subtotal	8,084,227	4,942,385	3,698,533	4,989,249	5,808,268	12,912,537	40,435,199	73.5	41,663,858	78.0
Leasing operations	102,213	72,904	77,953	203,529	321,335	551,621	1,329,555	2.4	1,539,060	2.9
Advances on foreign exchange contracts (1)	1,317,756	1,065,932	824,242	1,900,761	1,022,120	-	6,130,811	11.1	5,351,898	10.0
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	29,206	0.1
Subtotal	9,504,196	6,081,221	4,600,728	7,093,539	7,151,723	13,464,158	47,895,565	87.0	48,584,022	91.0
Other receivables (2)	98,893	37,097	18,257	61,300	88,571	392,811	696,929	1.3	680,068	1.3
Total credit operations	9,603,089	6,118,318	4,618,985	7,154,839	7,240,294	13,856,969	48,592,494	88.3	49,264,090	92.3
Sureties and guarantees (3)	397,893	485,331	480,048	542,552	459,043	4,068,540	6,433,407	11.7	4,111,396	7.7
Total in 2003	10,000,982	6,603,649	5,099,033	7,697,391	7,699,337	17,925,509	55,025,901	100.0
Total in 2002	13,457,525	6,129,084	4,047,107	7,096,919	7,721,282	14,923,569			53,375,486	100.0

At September 30 - In thousands of reais

	Abnormal Course

	Past Due Installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total in 2003(B)%		Total in 2002(B)%

Discount of trade receivables and other loans	222,900	236,099	183,137	359,390	495,530	1,497,056	79.6	1,466,468	73.6
Financings	65,461	63,017	21,747	57,544	51,425	259,194	13.8	315,606	15.8
Rural and agribusiness loans	1,912	1,594	840	5,139	18,386	27,871	1.5	39,454	2.0
Subtotal	290,273	300,710	205,724	422,073	565,341	1,784,121	94.9	1,821,528	91.4
Leasing operations	5,873	3,942	2,394	5,989	5,769	23,967	1.2	44,395	2.2
Advances on foreign exchange contracts (1)	13,445	7,399	4,353	5,189	6,966	37,352	2.0	50,910	2.6
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	-
Subtotal	309,591	312,051	212,471	433,251	578,076	1,845,440	98.1	1,916,833	96.2
Other receivables (2)	2,918	2,071	930	5,687	23,321	34,928	1.9	24,065	1.2
Total credit operations	312,509	314,123	213,401	438,938	601,397	1,880,368	100.0	1,940,898	97.4
Sureties and guarantees (3)	-	-	-	-	-	-	-	51,385	2.6
Total in 2003	312,509	314,123	213,401	438,938	601,397	1,880,368	100.0
Total in 2002	351,737	292,425	265,730	431,215	651,176			1,992,283	100.0

Total
	At September 30 - In thousands of reais

	Abnormal Course
	Installments Falling Due										Total
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2003 (C)%		Total in 2002 (C)%		In 2003 (A+B+C)%		In 2002 (A+B+C)%

Discount of trade receivables and other loans	142,936	83,230	68,701	190,530	263,745	315,551	1,064,693	46.2	1,016,510	42.4	24,480,774	41.3	24,859,473	43.0
Financings	84,194	58,613	56,297	152,108	241,233	520,860	1,113,305	48.3	1,206,480	50.4	15,721,	26.6	17,236,667	29.8
Rural and agribusiness loans	755	504	171	562	1,732	4,676	8,400	0.4	8,911	0.4	4,203,542	7.1	3,621,147	6.3
Subtotal	227,885	142,347	125,169	343,200	506,710	841,087	2,186,398	94.9	2,231,901	93.2	44,405,718	75.0	45,717,287	79.1
Leasing operations	6,193	5,274	5,166	13,661	19,837	35,082	85,213	3.7	155,346	6.5	1,438,735	2.4	1,738,801	3.0
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	6,168,163	10.4	5,402,808	9.4
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	-	-	-	-	29,206	0.1
Subtotal	234,078	147,621	130,335	356,861	526,547	876,169	2,271,611	98.6	2,387,247	99.7	52,012,616	87.8	52,888,102	91.6
Other receivables (2)	21,608	1,230	613	2,567	3,791	2,139	31,948	1.4	6,321	0.3	763,805	1.3	710,454	1.2
Total credit operations	255,686	148,851	130,948	359,428	530,338	878,308	2,303,559	100.0	2,393,568	100.0	52,776,421	89.1	53,598,556	92.8
Sureties and guarantees (3)	-	-	-	-	-	-	-	-	-	-	6,433,407	10.9	4,162,781	7.2
Total in 2003	255,686	148,851	130,948	359,428	530,338	878,308	2,303,559	100.0			59,209,828	100.0
Total in 2002	213,895	156,698	138,894	382,749	544,240	957,092			2,393,568	100.0			57,761,337	100.0

(1)	Advances on foreign exchange contracts and advances in foreign currency granted are recorded as a reduction of “Other Liabilities”.
(2)	“Other Receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts.
(3)	Recorded in memorandum accounts.

b) Credit operations arising from new acquisitions.

We present below credit operations arising from the acquisition of BBV Banco:

At June 30, 2003 – In thousands of reais
Credit operations	3,398,505
Leasing operations	146,433
Other receivables	168,761
Advances on foreign exchange contracts	270,849
Total	3,984,548
Normal course	3,799,923
Abnormal course	184,625

c) Credit operations by type and risk level

At September 30 - In thousands of reais

RISK LEVEL

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2003%		Total in 2002%

Discount of trade receivables and other loans	6,549,284	9,533,206	1,593,167	3,483,923	899,604	400,505	374,520	185,876	1,460,689	24,480,774	46.4	24,859,473	46.4
Financings	3,543,248	7,146,655	1,432,256	2,727,699	298,365	70,452	94,601	50,310	357,816	15,721,402	29.8	17,236,667	32.1
Rural and agribusiness loans	374,473	937,881	311,285	2,122,399	132,726	57,619	11,703	201,152	54,304	4,203,542	8.0	3,621,147	6.8
Subtotal	10,467,005	17,617,742	3,336,708	8,334,021	1,330,695	528,576	480,824	437,338	1,872,809	44,405,718	84.2	45,717,287	85.3
Leasing operations	40,926	469,563	209,398	551,403	35,796	9,874	55,707	8,447	57,621	1,438,735	2.7	1,738,801	3.2
Advances on foreign exchange contracts	4,124,631	884,784	751,090	293,370	84,052	5,332	5,578	485	18,841	6,168,163	11.7	5,402,808	10.1
Advances in foreign currency granted	-	-	-	-	-	-	-	-	-	-	-	29,206	0.1
Subtotal	14,632,562	18,972,089	4,297,196	9,178,794	1,450,543	543,782	542,109	446,270	1,949,271	52,012,616	98.6	52,888,102	98.7
Other receivables	200,880	227,655	81,452	145,441	9,191	5,730	54,252	1,081	38,123	763,805	1.4	710,454	1.3
Total credit operations in 2003	14,833,442	19,199,744	4,378,648	9,324,235	1,459,734	549,512	596,361	447,351	1,987,394	52,776,421	100.0
%	28.1	36.4	8.3	17.7	2.8	1.0	1.1	0.8	3.8	100.0
Total credit operations in 2002	16,960,346	18,131,915	5,363,121	8,167,074	1,333,996	394,174	678,187	521,179	2,048,564			53,598,556	100.0
%	31.6	33.8	10.0	15.2	2.5	0.8	1.3	1.0	3.8			100.0

d) Concentration of credit operations

At September 30 - In thousands of reais

	2003	2002

Largest borrower	770,962	513,779
Percentage of total credit operation portfolio	1.5%	1.0%
10 largest borrowers	5,060,036	4,452,078
Percentage of total credit operation portfolio	9.6%	8.3%
20 largest borrowers	8,111,043	7,595,081
Percentage of total credit operation portfolio	15.4%	14.2%
50 largest borrowers	13,499,957	12,635,830
Percentage of total credit operation portfolio	25.6%	23.6%
100 largest borrowers	17,493,885	16,157,738
Percentage of total credit operation portfolio	33.1%	30.1%

e) Credit operations by activity sector

At September 30 – In thousands of reais

	2003	%	2002	%

PUBLIC SECTOR	201,864	0.4	299,647	0.5

FEDERAL GOVERNMENT	201,684	0.4	299,536	0.5
Petrochemical	201,684	0.4	299,536	0.5

MUNICIPAL GOVERNMENT	180	-	111	-
Direct administration	180	-	111	-

PRIVATE SECTOR	52,574,557	99.6	53,298,909	99.5

MANUFACTURING	17,615,792	33.3	17,223,505	32.1
Food and beverage	3,825,049	7.3	4,233,631	7.9
Steel, metallurgical and mechanical	3,479,204	6.6	3,591,820	6.7
Light and heavy vehicles	1,635,812	3.1	719,159	1.3
Chemical	1,543,129	2.9	1,862,062	3.4
Paper and pulp	1,130,648	2.1	1,016,236	1.9
Textiles and clothing	763,755	1.4	865,320	1.6
Rubber and plastic articles	697,229	1.3	498,096	0.9
Electro-electronics	592,379	1.1	780,228	1.5
Publishing, printing and reproduction	619,460	1.2	744,203	1.4
Furniture and wood products	474,431	0.9	467,686	0.9
Extraction of metallic and non-metallic ores	414,519	0.8	459,898	0.9
Automotive parts and accessories	392,615	0.7	328,173	0.6
Leather articles	301,377	0.6	272,211	0.5
Oil refining and production of alcohol	322,602	0.6	379,361	0.7
Non-metallic materials	242,292	0.5	215,791	0.4
Other industries	1,181,291	2.2	789,630	1.5

COMMERCE	7,710,753	14.5	8,844,571	16.5
Speciality store products	1,397,969	2.5	1,752,592	3.3
Food, beverages and tobacco products	1,171,426	2.2	966,236	1.8
General merchandise wholesalers	992,540	1.9	657,255	1.2
Waste material and scrap	547,402	1.0	410,813	0.8
Non-specialized retailers	527,649	1.0	484,942	0.9
Vehicles	457,276	0.9	922,447	1.7
Clothing and footwear	393,027	0.7	364,864	0.7
Articles for personal use and for use in the home	354,384	0.7	264,321	0.5
Fuel	293,153	0.6	216,240	0.4
Commercial intermediary	268,398	0.5	429,583	0.8
Repairs, parts and accessories for vehicles	262,967	0.5	239,663	0.4
Agricultural products	214,116	0.4	244,281	0.5
Other commerce	830,446	1.6	1,891,334	3.5

FINANCIAL INTERMEDIATION	520,863	1.0	865,867	1.6

SERVICES	11,160,886	21.3	11,492,103	21.5
Telecommunications	2,107,784	4.0	2,913,406	5.5
Transport and storage	1,857,454	3.5	1,661,400	3.1
Civil construction	1,595,298	3.0	1,623,461	3.1
Production and distribution of electric power, gas and water	1,504,177	2.9	1,042,791	1.9
Real estate activities, rents and corporate services	1,473,691	2.8	1,239,967	2.3
Holdings, legal, accounting and business advisory services	661,970	1.3	538,316	1.0
Social services, education, health, defense and social security	580,973	1.1	433,930	0.8
Clubs, leisure, cultural and sports activities	358,800	0.7	407,173	0.8
Hotel and catering	201,648	0.4	227,082	0.4
Other services	819,091	1.6	1,404,577	2.6

AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	826,397	1.6	899,254	1.7

INDIVIDUALS	14,739,866	27.9	13,973,609	26.1

TOTAL	52,776,421	100.0	53,598,556	100.0

f) Composition of the credit operation portfolio and the allowance for loan losses

At September 30 – In thousands of reais

Portfolio Balance

Risk Level	Abnormal Course			Normal Course	Total	%	% Accumulated 2003	% Accumulated 2002

	Past Due	Falling Due	Total Abnormal Course

AA	-	-	-	14,833,442	14,833,442	28.1	28.1	31.6
A	-	-	-	19,199,744	19,199,744	36.3	64.4	65.4
B	105,564	434,361	539,925	3,838,723	4,378,648	8.3	72.7	75.4
C	176,674	545,485	722,159	8,602,076	9,324,235	17.7	90.4	90.6
Subtotal	282,238	979,846	1,262,084	46,473,985	47,736,069	90.4

D	159,176	419,449	578,625	881,109	1,459,734	2.8	93.2	93.1
E	188,885	171,188	360,073	189,439	549,512	1.0	94.2	93.9
F	151,775	199,620	351,395	244,966	596,361	1.1	95.3	95.2
G	116,750	87,015	203,765	243,586	447,351	0.8	96.1	96.2
H	981,544	446,441	1,427,985	559,409	1,987,394	3.9	100.0	100.0
Subtotal	1,598,130	1,323,713	2,921,843	2,118,509	5,040,352	9.6

Total in 2003	1,880,368	2,303,559	4,183,927	48,592,494	52,776,421	100.0
%	3.5	4.4	7.9	92.1	100.00
Total in 2002	1,940,898	2,393,568	4,334,466	49,264,090	53,598,556
%	3.6	4.5	8.1	91.9	100.0
At September 30 - In thousands of reais

Allowance

Minimum Requirement							Additional	Existing	% (1) 2003	% (1) 2002

Risk Level	% Minimum Required Provision	Specific			Generic	Total

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	95,953	95,953	49,964	145,917	0.8	0.5
B	1.0	1,055	4,218	5,273	38,451	43,724	14,114	57,838	1.3	1.4
C	3.0	5,300	16,364	21,664	258,056	279,720	227,555	507,275	5.4	3.2
Subtotal		6,355	20,582	26,937	392,460	419,397	291,633	711,030	1.5	0.9

D	10.0	15,917	41,944	57,861	88,109	145,970	266,832	412,802	28.3	19.6
E	30.0	56,665	51,356	108,021	56,831	164,852	88,671	253,523	46.1	38.9
F	50.0	75,887	99,809	175,696	122,483	298,179	97,558	395,737	66.4	62.8
G	70.0	81,725	60,910	142,635	170,508	313,143	77,255	390,398	87.3	96.4
H	100.0	981,544	446,441	1,427,985	559,409	1,987,394	-	1,987,394	100.0	100.0
Subtotal		1,211,738	700,460	1,912,198	997,340	2,909,538	530,316	3,439,854	68.3	68.2

Total in 2003		1.218.093	721,042	1,939,135	1,389,800	3,328,935	821,949	4,150,884	7.9
%		29.3	17.4	46.7	33.5	80.2	19.8	100.0
Total in 2002		1.283.172	841,507	2,124,679	1,269,055	3,393,734	424,048	3,817,782		7.1
%		33.6	22.1	55.7	33.2	88.9	11.1	100.0
(1)	Existing provision in relation to portfolio, by risk level.

g) Movement of allowance for loan losses

In thousands of reais

At December 31, 2001	2,941,297
Amount recorded	2,239,615
Amount written off	(1,597,219)
Balance derived from acquired institutions (1)	234,089
At September 30, 2002	3,817,782
Specific provision (2)	2,124,679
Generic provision (3)	1,269,055
Additional provision (4)	424,048
At December 31, 2002	3,665,091
Specific provision (2)	1,943,451
Generic provision (3)	1,217,036
Additional provision (4)	504,604
Amount recorded	1,998,173
Amount written off	(1,683,117)
Balance derived from acquired institutions (5)	170,737
At September 30, 2003	4,150,884
Specific provision (2)	1,939,135
Generic provision (3)	1,389,800
Additional provision (4)	821,949
(1)	Including Banco Mercantil de São Paulo S.A. – R$ 195,110 thousand; Banco BEA S.A. – R$ 6,696 thousand; Banco Cidade S.A. – R$ 16,600 thousand; and Potenza Leasing S.A. - R$ 15,683 thousand.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified (Note 12f) according to the corresponding risk levels.

(5)	BBV Banco.

h) Recovery and renegotiation of credit operations:

Expense for provision for loan losses, net of recoveries of written-off credits:

Nine-month period - In thousands of reais

	2003	2002

Amount recorded for the period	1,998,173	2,239,615
Amount recovered (1)	(325,984)	(277,166)
Expense net of recoveries	1,672,189	1,962,449
(1)	These recoveries are classified in income on credit operations.

The total renegotiated operations for the period are presented below:

Nine-month period - In thousands of reais

	2003	2002

Amount renegotiated	1,222,351	1,682,598
Amount received and written off	(1,520,187)	(1,367,089)
Total net renegotiations for the period	(297,836)	315,509

i) Income on credit operations

Nine-month period - In thousands of reais

	2003	2002

Discount of trade receivables and other loans	6,045,536	7,326,737
Financings	2,779,940	4,181,857
Rural and agribusiness loans	356,754	279,186
Subtotal	9,182,230	11,787,780
Recovery of credits written off as loss	325,984	277,166
Allocation of exchange variation of foreign branches	(372,529)	2,142,033
Subtotal	9,135,685	14,206,979
Leasing, net of expenses	219,532	324,395
Total	9,355,217	14,531,374

13) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts

At September 30 - In thousands of reais

	2003	2002

Assets – other receivables
Exchange purchases pending settlement	9,107,502	12,295,752
Foreign exchange acceptances and term documents in
foreign currencies	39,389	36,399
Exchange sale receivables	2,846,099	4,115,188
Less – Advances in local currency received	(153,450)	(271,821)
Less – Advances in foreign currency granted	-	(694,948)
Income receivable on advances granted	86,040	150,522
Total	11,925,580	15,631,092

Liabilities - Other liabilities
Exchange sales pending settlement	2,761,901	4,630,514
Exchange purchase payables	9,353,326	9,583,609
Less – Advances on foreign exchange contracts	(6,168,163)	(5,402,808)
Less – Advances in foreign currency granted	-	(29,206)
Other	18,709	2,175
Total	5,965,773	8,784,284

Net exchange portfolio	5,959,807	6,846,808

Memorandum accounts
Open import credits	101,046	111,128

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of the effective results:

Nine-month period - In thousands of reais

	2003	2002

Income on exchange transactions	9,407,603	11,574,963

Expenses for exchange transactions	(8,864,444)	(7,287,999)

Foreign exchange transactions	543,159	4,286,964

Adjustments:
- Income on export financing (1)	15,723	14,710
- Income on foreign currency financing (1)	146,260	1,105,622
- Income on foreign investments (2)	12,886	73,059
- Expenses for foreign securities (3)	(6,069)	(6,523)
- Expenses for payables to foreign bankers (4)	(464,661)	(5,148,542)
Total adjustments	(295,861)	(3,961,674)
Adjusted foreign exchange transactions	247,298	325,290

(1)	Income on export financing and foreign currency financing classified as income on credit operations.
(2)	Income on foreign investments classified as income on securities transactions.
(3)	Expenses for foreign securities, classified as expenses for interest and charges on deposits.
(4)	Expenses for payables to foreign bankers relating to funds for financing advances on foreign exchange contracts and import financing, classified as expenses for borrowings and onlendings.

b) Sundry

At September 30 - In thousands of reais

	2003	2002

Deposits in guarantee	1,693,609	1,347,100
Deferred tax assets (Note 35c)	5,965,147	5,075,056
Sundry receivables	1,310,148	974,419
Payments to be reimbursed	419,088	298,338
Credit instruments receivable	345,137	262,285
Prepaid taxes	814,153	1,012,932
Receivables on purchase of assets	455,004	270,281
Other	101,375	87,049
Total	11,103,661	9,327,460

14) OTHER ASSETS

a) Non-operating assets/other

	At September 30 - In Thousand of reais

	Cost	Provision for loss	Residual Value
Property	413,576	(174,363)	239,213
Vehicles and similar	76,986	(42,613)	34,373
Machinery and equipment	13,949	(7,273)	6,676
Goods subject to special conditions	24,915	(24,752)	163
Inventories/stores	87,106	-	87,106
Other	76,676	(941)	75,735
Total in 2003	693,208	(249,942)	443,266
Total in 2002	699,077	(225,536)	473,541

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, auto sales commission, deferred selling expenses and expenses for the contract to provide banking services at Post Office network bank branches, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

In thousands of reais
Investments in foreign branches and subsidiaries	Balance at December 31, 2002	Movement for the period (3)	Exchange Variation	Equity accounting	Balance at September 30, 2003	Balance at September 30, 2002
Bradesco – New York	483,437	-	(83,448)	6,516	406,505	527,582
Bradesco – Grand Cayman	1,201,263	56,753	(210,816)	58,374	1,105,574	1,235,541
Bradesco Securities, Inc.	3,432	60,820	(2,944)	1	61,309	4,260
BCN – Grand Cayman	447,864	-	(77,308)	26,042	396,598	468,847
Cidade Capital Markets Limited	104,166	-	(17,981)	796	86,981	126,971
Boavista (Nassau, Grand Cayman and Banking)	155,860	-	(26,905)	50,144	179,099	153,885
Banco Bradesco Argentina S.A.	57,058	-	(1,511)	(8,454)	47,093	60,511
Bradesco Argentina de Seguros S.A.	12,974	-	(543)	2,177	14,608	8,957
Mercantil – Grand Cayman	502,447	(37,868)	(86,853)	9,741	387,467	409,185
Mercantil – London (1)	-	-	-	-	-	72,748
Finasa Holding S.A. (2)	-	-	-	-	-	306,999
Banco Mercantil de São Paulo International S.A.	335,919	(4,012)	(49,443)	13,032	295,496	-
BBV Banco – Nassau	-	780,731	(11,369)	8,005	777,367	-
Bradesco International Health Service, Inc.	966	365	(180)	(294)	857	1,096
G.E.BÊ Vidigal (Luxembourg) S.A. (2)	-	-	-	-	-	4,634
Banco Bradesco Luxembourg S.A.	134,848	1,771	(23,277)	305	113,647	148,087
Subtotal	3,440,234	858,560	(592,578)	166,385	3,872,601	3,529,303
Provision for exchange variation	(504,160)	-	504,160	-	-	(948,617)
Total	2,936,074	858,560	(88,418)	166,385	3,872,601	2,580,686

(1)	Merged into the Mercantil Grand Cayman Branch in November 2002.
(2)	Company wound up in December 2002.
(3)	Includes acquisition, capital increase and mark-to-market adjustment of securities available for sale.

b) Composition of investments in the consolidated financial statements:

	At September 30 - In thousands of reais
ASSOCIATED COMPANIES (total percentage ownership)	2003	2002
IRB - Brasil Resseguros S.A. - (21.24%)	229,373	200,986
CP Cimento e Participações S.A. - (12.48%)	48,578	48,578
Marlim Participações S.A. - (11.84%)	21,820	25,787
NovaMarlim Participações S.A. - (17.17%)	22,100	22,100
American Bank Note Ltda. - (22.50%)	16,449	16,449
BES Investimentos do Brasil S.A. - BI (19.99%) (1)	16,897	-
Tigre S.A. - Tubos e Conexões (2)	-	102,646
Other associated companies	14,659	19,521
Total in associated companies	369,876	436,067

Other investments	171,172	157,340
Fiscal incentives	339,592	289,737
Provision for:
- Fiscal incentives	(283,410)	(233,779)

- Other investments	(92,838)	(83,077)

Total consolidated investments	504,392	566,288

(1)	No longer proportionally consolidated as from the 2nd half of 2002.
(2)	Sold in the 2nd quarter of 2003.

c) Equity accounting was recorded in income under 'equity in the earnings of subsidiary and associated companies’ and totals R$ (25,496 thousand) (2002 – R$ 31,764 thousand) on an unconsolidated basis and is presented as follows:

In thousands of reais

Company	Capital	Adjusted net equity	Number of shares/ quotas held (thousand)			Percentage ownership	Adjusted net income (loss)	Book value (unconsolidated)	Equity accounting adjustment (19)

			Common	Preferred	Quotas			September 30, 2003	September 30, 2003	September 30, 2002

I – CONSOLIDATED SUBSIDIARIES
A) Financial area									469,659	1,730,297
BCN and subsidiaries	2,270,089	3,292,404	12	-	-	100.000%	356,670	3,434,030	262,641	261,156
Banco BCN S.A. (1) (2)									(200,082)	(162,142)
Bancocidade – Corretora de Valores Mobiliários e de Câmbio Ltda. (3)									5,195	2,280
Bancocidade Leasing Arrendamento Mercantil S.A. (2)									5,063	(3,200)
Banco das Nações S.A. (4)									-	3,527
Banco de Crédito Real de Minas Gerais S.A. (2)									199,764	100,962
Banco Finasa S.A. (2)									80,828	50,903
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (2)									(2,213)	4,424
Boavista S.A. Arrendamento Mercantil (2)									20,668	925
Bradesco BCN Leasing S.A. Arrendamento Mercantil (2) (5)									51,701	31,246
Finasa Promotora de Vendas Ltda. (2)									449	1,019
Potenza Leasing S.A. Arrendamento Mercantil (2) (6)									186,057	2,103
Foreign branches – Exchange gains (loss) (2)									(95,289)	214,280
Other subsidiaries									10,500	14,829
Banco Mercantil and subsidiaries	3,881,053	4,015,497	24,931,096	-	-	100.000%	90,565	4,101,147	(38,642)	220,139
Banco Mercantil de São Paulo S.A. (1) (2)									75,094	(154,935)
Banco Finasa de Investimento S.A. (2)									5,999	(824)
Banco Mercantil de São Paulo International S.A. (2)									12,181	6,143
Candelária Empreendimentos e Participações Ltda. (7)									-	4,810
Finasa Leasing Arrendamento Mercantil S.A. (8)									3,733	3,293
Foreign branches – Exchange gains (loss) (2)									(137,584)	372,135
Other subsidiaries									1,935	(10,483)
BBV Banco and subsidiaries	2,686,572	2,499,742	6,217,482	-	-	100.000%	209,341	2,692,624	196,476	-
BBV Banco (1) (2) (9)									195,740	-
BBV Administradora de Cartões Ltda. (2) (9)									1,212	-
BBV Corretora de Câmbio e Valores Mobiliários Ltda. (2) (9)									3,898	-
BBV Leasing Brasil S.A. Arrendamento Mercantil (2) (9)									4,850	-
Foreign branches/subsidiaries – Exchange gains (loss) (2)									(11,369)	-
Other subsidiaries									2,145	-
Other financial companies									49,184	1,249,002
Banco Baneb S.A. (1) (2)	1,475,556	1,699,139	50,995,859	77,366,227	-	99.940%	181,364	1,770,353	180,825	75,537
Banco BEA S.A. (10)	-	-	-	-	-	-	-	-	4,910	28,504
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	152,000	639,194	1,649,136	-	-	100.000%	585,476	958,863	588,938	289,556
Banco Bradesco Argentina S.A. (1) (2)	66,384	47,093	29,999	-	-	99.999%	(8,455)	47,093	(8,454)	(7,372)
Banco Bradesco Luxembourg S.A. (1) (2)	82,878	111,877	28	-	-	99.999%	305	113,647	305	(642)
Banco Finasa de Investimento S.A. (1) (2) (11)	319,047	356,690	1,749,742	-	-	97.403%	30,115	347,430	22,932	-
Boavista S.A. D.T.V.M. (12) (13)	-	-	-	-	-	-	-	-	(471,845)	(16,443)
Bradesco BCN Leasing S.A. Arrendamento Mercantil (1) (2) (5)	697,221	1,013,024	262	-	-	52.386%	99,948	578,998	46,603	-
Bradesco Leasing S.A. Arrendamento Mercantil (14)	-	-	-	-	-	-	-	-	3,612	37,624
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	45,000	99,394	375,999	-	-	99.999%	12,866	99,393	12,866	9,217
Bradesco Securities, Inc. (1) (2)	64,315	61,309	11	-	-	100.000%	1	61,309	1	(1,172)
BRAM – Bradesco Asset Management Ltda. and subsidiary (1) (2)	51,911	54,370	-	-	51,911	99.999%	127	54,370	127	8,091
Cia. Brasileira de Meios de Pagamento – VISANET (15)									17,265	32,450
Foreign branches/subsidiaries – Exchange gains (loss) (2)									(348,901)	793,619
Other financial companies									-	33
B) Insurance and Pension Plan area									458,325	462,925
Bradesco Seguros S.A. (1) (2)	1,301,000	3,152,977	625	-	-	99.697%	452,586	3,143,435	(31,837)	9,282
ABS–Empreendimentos Imobiliários, Participações e Serviços S.A. (2)									47,928	51,350
Atlântica Capitalização S.A. (2)									1,027	574
Bradesco Argentina de Seguros S.A. (2)									2,170	11,697
Bradesco Capitalização S.A. (2)									120,790	88,563
Bradesco Saúde S.A. (2)									4,347	47,709
Bradesco Vida e Previdência S.A. (2)									314,935	269,383
Finasa Seguradora S.A. (2)									10,291	5,107
União Novo Hamburgo Seguros S.A. (2)									(12,083)	(5,546)
Foreign subsidiaries – Exchange gains (loss) (2)									(721)	(15,828)
Other subsidiaries									1,478	634
C) Other activities									14,663	(8,176)
União de Comércio e Participações Ltda. (1) (2)	295,876	366,115	-	-	2,959	99.999%	(15,813)	366,111	(60,584)	(14,750)
Átria Participações S.A. (2)									1,474	28,480
BUS Holding S.A. (16)									-	2,044
Latasa S.A. (15)									43,870	34,955
Nova Paiol Participações S.A. (2)									(1,696)	1,586
Other subsidiaries									31,599	(60,491)
Total consolidated subsidiaries									942,647	2,185,046
II – Unconsolidated
BES Investimento do Brasil S.A. – Banco de Investimento (15)									3,978	-
IRB-Brasil Resseguros S.A. (15)									(8,133)	32,542
Tigre S.A. – Tubos e Conexões (17)									-	9,506
UGB Participações S.A. (18)									(25,331)	(4,412)
Other associated companies								43,875	3,990	(5,872)
Total unconsolidated									(25,496)	31,764

Subtotal								17,812,678	917,151	2,216,810

(Reversal of) Provision for exchange variation									504,160	(948,617)

Total								17,812,678	1,421,311	1,268,193

(1)	Direct subsidiary.
(2)	Information at September 30, 2003.
(3)	Merged into BCN Corretora de Títulos e Valores Mobiliários S.A. in September 2003.
(4)	Merged into Banco BCN S.A. in July 2002.
(5)	Formerly BCN Leasing Arrendamento Mercantil S.A.
(6)	Formerly Ford Leasing S.A. – Arrendamento Mercantil.
(7)	Merged into Banco Finasa de Investimento S.A. in November 2002.
(8)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil in April 2003.
(9)	Acquired in June 2003.
(10)	Merged into Banco Baneb S.A. in April 2003.
(11)	Became a direct subsidiary of Banco Bradesco S.A. in May 2003.
(12)	Merged into Banco Mercantil de São Paulo S.A. in February 2003.
(13)	Including extraordinary amortization of goodwill in Mercantil, net of taxes (Note 31).
(14)	Merged into BCN Leasing in February 2003.
(15)	Information at August 31, 2003.
(16)	Sold in November 2002.
(17)	Sold in the 2nd quarter of 2003.
(18)	Information at July 31, 2003.
(19)

Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

These are stated at cost plus restatements through December 31, 1995. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets. We present below the composition of property and equipment in use and leased assets:

	At September 30 - In thousands of reais

	Rate	Cost	Depreciation	Residual value

Land and buildings in use:
-Buildings	4%	1,072,021	(557,177)	514,844
-Land	-	538,814	-	538,814
Installations, furniture and equipment in use	10%	2,122,744	(1,068,801)	1,053,943
Security and communications systems	10%	138,202	(71,282)	66,920
Data processing systems	20 to 50%	1,382,293	(1,048,115)	334,178
Transport systems	20%	27,971	(12,803)	15,168
Other	-	64,668	-	64,668
Subtotal	-	5,346,713	(2,758,178)	2,588,535
Leased assets	-	50,475	(26,174)	24,301
Total in 2003	-	5,397,188	(2,784,352)	2,612,836
Total in 2002	-	5,331,847	(2,679,609)	2,652,238

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 833,984 thousand, based on appraisal reports prepared by independent experts in 2002.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 29.95% on a consolidated basis and 44.32% on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of BCN – R$ 141,626 thousand (2002 - R$ 175,617 thousand); Credireal – R$ 51,801 thousand (2002 – R$ 64,233 thousand); Baneb – R$ 72,228 thousand (2002 – R$ 84,789 thousand); Boavista – R$ 319,668 thousand (2002 – R$ 364,798 thousand); BEA – R$ 58,348 thousand (2002 – R$ 61,512 thousand); Mercantil - R$ 85,650 thousand (2002 – R$ 728,449 thousand); Banco Cidade - R$ 142,871 thousand (2002 – R$ 181,836 thousand); BBV Banco - R$ 192,882 thousand; and Bradesco BCN Leasing S.A. Arrendamento Mercantil in the amount of R$ 48,315 thousand (2002 – R$ 55,516 thousand). Amortization of goodwill for the period totaled R$ 861,596 thousand (2002 – R$ 170,228 thousand), of which R$ 680,759 thousand comprises extraordinary amortization of goodwill in Banco Mercantil de São Paulo S.A. (Note 31). Remaining goodwill will be amortized over a period varying from 4 to 10 years.

b) Other deferred charges

We present below the composition of other deferred charges

	At September 30 – In thousands of reais

	Cost	Amortization	Residual value

Systems development	899,105	(486,269)	412,836
Other deferred charges	252,625	(110,482)	142,143
Total in 2003	1,151,730	(596,751)	554,979
Total in 2002	997,314	(544,379)	452,935

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

a) Deposits and deposits received under security repurchase agreements

At September 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

• Demand deposits (1)	11,240,025	-	-	-	-	-	-	11,240,025
• Savings deposits (1)	20,896,669	-	-	-	-	-	-	20,896,669
• Interbank deposits	402,856	5,337	287	110	2,708	6	-	411,304
• Time deposits	4,971,107	899,415	944,274	1,920,790	3,394,836	13,520,916	146,892	25,798,230
• Deposits received under
security repurchase
agreements	21,704,247	16,010	-	1,488	33,082	1,312,517	1,678	23,069,022
Total in 2003	59,214,904	920,762	944,561	1,922,388	3,430,626	14,833,439	148,570	81,415,250
Total in 2002	41,813,591	1,367,824	1,814,223	2,016,188	3,747,451	12,107,217	234,772	63,101,266
(1)	Demand and savings deposits are classified as up to 30 days, without considering the average historical turnover.

b) Funds from acceptance and issuance of securities

At September 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

Securities – Local
• Mortgage notes	59,606	51,029	42,320	85,225	601,202	28,552	-	867,934
• Debentures	3,889	3,589	4,166	6,616	-	1,320	-	19,580
Subtotal	63,495	54,618	46,486	91,841	601,202	29,872	-	887,514
Securities – Foreign: (1)
• Commercial paper	-	280,427	-	24	294,975	-	-	575,426
• Eurobonds	813,697	-	747,340	684,298	565,756	869,442	-	3,680,533
• Euronotes	91,862	-	146,130	29,226	189,969	-	-	457,187
• Fixed-rate euronotes	134	-	6,892	2,227	13,447	224,541	-	247,241
• Promissory notes	29,782	-	-	-	-	29,234	-	59,016
• Euro CD issued	17,496	3,992	4,561	7,630	-	-	-	33,679
Subtotal	952,971	284,419	904,923	723,405	1,064,147	1,123,217	-	5,053,082
Total in 2003	1,016,466	339,037	951,409	815,246	1,665,349	1,153,089	-	5,940,596
%	17.1	5.7	16.0	13.8	28.0	19.4	-	100.0
Total in 2002	2,631,728	749,705	718,715	116,150	618,788	947,597	56,330	5,839,013
%	45.1	12.8	12.3	2.0	10.6	16.2	1.0	100.0
(1)

These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770/2000 for (i) onlending to local customers, repayable monthly through 2006, with interest payable semiannually at LIBOR or prime rate, plus a spread, and (ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

We present below the composition of expenses:

Nine-month period - In thousands of reais

	2003	2002

Savings deposits	1,603,974	1,133,245
Time deposits	3,692,450	2,236,734
Deposits received under security repurchase agreements	2,946,672	1,329,752
Funds from issuance of securities	(81,328)	2,839,031
Allocation of exchange variation of foreign branches	(420,679)	3,276,832
Expenses for price-level restatement and interest on technical
reserves for insurance, private pension plans and savings bonds	2,419,158	1,262,474
Other funding expenses	189,237	182,949
Total	10,349,484	12,261,017

19) BORROWINGS AND ONLENDINGS

a) Borrowings

At September 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

Local:
• Official institutions	2,009	-	-	-	-	-	-	2,009
• Other institutions	72,364	-	-	-	-	105,089	-	177,453
Foreign	1,194,897	457,196	1,223,620	2,304,686	1,983,449	776,623	2,953	7,943,424
Total in 2003	1,269,270	457,196	1,223,620	2,304,686	1,983,449	881,712	2,953	8,122,886
%	15.6	5.6	15.1	28.4	24.4	10.9	-	100.0
Total in 2002	3,081,375	1,297,129	1,430,394	2,429,458	2,508,883	1,674,663	8,360	12,430,262
%	24.8	10.4	11.5	19.5	20.2	13.5	0.1	100.0

b) Onlendings:

At September 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total

Local:
• National Treasury	-	-	-	-	51,665	-	-	51,665
• National Bank for Economic and Social Development – BNDES	122,540	50,545	64,628	174,031	440,653	1,270,972	929,047	3,052,416
• Federal Savings Bank – CEF	18,353	4,363	4,374	13,191	26,686	110,941	286,218	464,126
• Government Agency for Machinery and Equipment Financing – FINAME	132,268	101,186	97,664	274,824	612,229	1,576,566	669,937	3,464,674
• Other institutions	1,704	-	-	-	-	-	-	1,704
Foreign:
• For onlending to housing loan borrowers	22,417	26	35	2	1,650	4,882	-	29,012
Total in 2003	297,282	156,120	166,701	462,048	1,132,883	2,963,361	1,885,202	7,063,597
%	4.2	2.2	2.4	6.5	16.0	42.0	26.7	100.0
Total in 2002	886,275	282,095	138,310	390,673	777,004	2,338,823	2,111,373	6,924,553
%	12.8	4.1	2.0	5.6	11.2	33.8	30.5	100.0

c) Expenses for borrowings and onlendings

We present below the composition of expenses for borrowings and onlendings:

Nine-month period - In thousands of reais

	2003	2002

Loans:
• Local	2,179	38,829
• Foreign	69,832	148,563
Subtotal	72,011	187,392
Local onlendings:
• National Treasury	2,425	512
• BNDES	153,268	760,275
• CEF	29,773	18,938
• FINAME	233,907	276,112
• Other institutions	13	111
Foreign onlendings:
• Payables to foreign bankers	240,306	5,719,924
• Other expenses for foreign onlendings	(83,951)	243,868
Subtotal	575,741	7,019,740

Allocation of exchange variation of foreign subsidiaries	(54,678)	821,295
Total	593,074	8,028,427

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss was deemed probable.

The Organization’s Management considers that the provision recorded for contingencies is sufficient to cover probable losses generated by the corresponding legal proceedings.

Labor Claims

Labor claims are generated by normal employee turnover matters and mostly comprise claims for unpaid overtime.

From 1992, employee hours are controlled electronically and accordingly claims on an individual basis are, for the most part, no longer significant.

Civil Suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, these claims do not comprise facts which could cause a significant effect on financial results.

Tax Proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

At September 30 - In thousands of reais

	2003	2002

Labor claims	866,097	589,375
Civil suits	364,107	295,582
Subtotal (1)	1,230,204	884,957
Tax proceedings (2)	2,651,578	2,169,090
Total	3,881,782	3,054,047
(1)	See Note 22.
(2)	Recorded under “Other Liabilities – Taxes and Social Security Contributions”.

21) SUBORDINATED DEBT

Subordinated debt has the following characteristics:

At September 30 - In thousands of reais
Notes	Date issued	Transaction amount	Maturity	Remuneration	Consolidated book value in 2003	Consolidated book value in 2002

Subordinated debt	December/2001	353,700	2011	U.S. debt notes + 5.5% p.a.	445,394	592,563

Subordinated debentures	December/2001	600,000	2008	100.0% of CDI + 0.75% p.a.	630,457	626,757

Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	714,616	576,597

Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	407,344	546,369

Subordinated CDB	July/2002	41,201	2012	100.0% of CDI + 0.75% p.a.	54,397	43,560

Subordinated CDB	October/2002	200,000	2012	102.5% of CDI	246,240	-

Subordinated CDB	October/2002	500,000	2012	100.0% of CDI + 0.87% p.a.	617,069	-

Subordinated CDB	October/2002	33,500	2012	101.5% of CDI	41,099	-

Subordinated CDB	October/2002	65,150	2012	101.0% of CDI	79,651	-

Subordinated CDB	November/2002	66,550	2012	101.0% of CDI	81,170	-

Subordinated CDB	November/2002	134,800	2012	101.5% of CDI	164,216	-

Total		2,859,087			3,481,653	2,385,846
(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES – SUNDRY

At September 30 - In thousands of reais

	2003	2002

Provision for accrued liabilities	1,323,164	894,344
Provision for contingent liabilities (civil and labor)(1)	1,230,204	884,957
Sundry creditors	1,761,802	1,496,743
Provision for exchange variation	-	948,617
Acquisition of assets and rights	219,673	234,606
Official operating agreements	152,451	123,931
Other	216,863	169,667
Total	4,904,157	4,752,865
(1)	See Note 20.

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

a) Technical reserves

	At September 30 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL
	2003	2002	2003	2002	2003	2002	2003	2002
Technical reserves – Current:
Unearned premiums	1,012,587	848,674	26,615	22,847	-	-	1,039,202	871,521
Unsettled claims	336,400	298,161	139,783	71,710	-	-	476,183	369,871
Loss reserve –IBNR	579,361	423,334	144,561	83,654	-	-	723,922	506,988
Mathematical reserve for benefits granted	-	-	278,996	216,087	513,727	5,438	792,723	221,525
Provision for redemptions	-	-	52,618	28,003	-	-	52,618	28,003
Provision for draws and redemptions	-	-	-	-	170,330	127,274	170,330	127,274
Other reserves	20,285	15,744	28,959	10,526	67,368	22,882	116,612	49,152
Subtotal	1,948,633	1,585,913	671,532	432,827	751,425	155,594	3,371,590	2,174,334
Technical reserves:
Reserve for financial/technical excess	-	-	183,158	192,441	-	-	183,158	192,441
Reserve for risk/financial fluctuation	-	-	2,296,856	1,788,043	-	-	2,296,856	1,788,043
Mathematical reserve of benefits to be granted	-	-	15,819,075	9,758,030	1,027,456	1,272,235	16,846,531	11,030,265
Mathematical reserve for benefits granted	-	-	1,758,564	1,410,845	-	-	1,758,564	1,410,845
Other reserves	-	-	4,166	4,490	-	-	4,166	4,490
Subtotal	-	-	20,061,819	13,153,849	1,027,456	1,272,235	21,089,275	14,426,084
Total	1,948,633	1,585,913	20,733,351	13,586,676	1,778,881	1,427,829	24,460,865	16,600,418

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

	At September 30 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL
	2003	2002	2003	2002	2003	2002	2003	2002
Government securities and corporate bonds	1,689,939	1,042,671	20,993,247	12,947,995	1,717,829	1,197,946	24,401,015	15,188,612
Listed company stock	65,026	194,892	814,913	991,591	238,246	223,621	1,118,185	1,410,104
Credit rights	354,810	329,923	-	-	-	-	354,810	329,923
Real estate	35,497	78,291	1,561	34,043	5,870	16,023	42,928	128,357
Total	2,145,272	1,645,777	21,809,721	13,973,629	1,961,945	1,437,590	25,916,938	17,056,996

c) Premiums retained for insurance, private pension plans and savings bonds

We present below the composition of income on insurance premiums, private pension plan contributions and savings bond certificates.

Nine-month period - In thousands of reais

	2003	2002

Premiums issued	7,234,791	5,367,781
Premiums reimbursed	(128,466)	(108,945)
Coinsurance premiums assigned	(239,913)	(159,341)
Private pension plan contributions	1,595,910	1,513,960
Income on savings bond certificates	842,028	680,545
Overall net revenue	9,304,350	7,294,000
Reinsurance premiums assigned	(506,158)	(402,684)
Premiums retained for insurance, private pension plans and savings bonds	8,798,192	6,891,316

24) MINORITY INTEREST IN SUBSIDIARIES

At September 30 - In thousands of reais

	2003	2002

Financial area:
Banco Finasa de Investimento S.A.	9,260	8,409
Bradesco Templeton Asset Management Ltda.	2,217	1,901
Banco Baneb S.A. (1)	1,013	462
Banco BEA S.A. (1)	-	15,721
Banco Mercantil de São Paulo S.A. (1)	-	101,124
Other minority interest	350	752
Subtotal	12,840	128,369
Insurance and pension plan area:
Indiana de Seguros S.A.	32,254	28,795
União Novo Hamburgo Seguros S.A.	10,664	12,393
Bradesco Seguros S.A.	9,541	7,180
Other minority interest	2,575	2,546
Subtotal	55,034	50,914
Other activities:
Sete Quedas Empreendimentos Imobiliários e Participações Ltda.	40,729	40,551
Baneb Corretora de Seguros S.A.	2,365	2,029
Pevê Prédios S.A. (2)	-	20,583
Pevê Finasa Participações e Prédios S.A. (2)	-	11,386
Other minority interest	23	3,038
Subtotal	43,117	77,587
Total	110,991	256,870
(1)	Acquisition/incorporation of shares of minority stockholders.
(2)	Merged into Banco Mercantil de São Paulo S.A. in January 2003.

25) STOCKHOLDERS' EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

			At September 30, 2003

	Total	Treasury Stock	Outstanding Shares

Common stock	798,940,057,872	-	798,940,057,872
Preferred stock	786,939,365,428	-	786,939,365,428
Total	1,585,879,423,300	-	1,585,879,423,300

			At September 30, 2003

	Total	Treasury Stock	Outstanding Shares

Common stock	729,140,590,385	9,326,200,000	719,814,390,385
Preferred stock	708,537,611,452	-	708,537,611,452
Total	1,437,678,201,837	9,326,200,000	1,428,352,001,837

b) We present below the movement of capital stock

		Total Shares

	Common Stock	Preferred Stock	Total

At September 30, 2002	729,140,590,385	708,537,611,452	1,437,678,201,837
Cancellation of shares for the period	(9,797,900,000)	-	(9,797,900,000)
Subscription of shares for the period	33,652,745,021	33,147,254,979	66,800,000,000
Allocation of shares to minority stockholders of
Banco Mercantil	10,462,433,059	10,305,279,290	20,767,712,349
Allocation of shares to minority stockholders of
BBV Banco	35,482,189,407	34,949,219,707	70,431,409,114
At September 30, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300

At the Extraordinary General Meeting held on January 10, 2003, approval was given for the cancellation of 9,797,900,000 common nominative-registered shares, of the Bank’s own capital, with no par value, held in treasury, without decreasing capital, which were acquired by the Bank by decision of the Board of Directors at the meetings held on April 1, July 11 and November 26, 2002.

At the Extraordinary General Meeting held on March 10, 2003, approval was given to increase capital by R$ 399,000 thousand to R$ 5,599,000 thousand, through the capitalization of the balance of the following reserve: “Capital reserve – Share premium” - R$ 7,435 thousand and a portion of the “Revenue reserve – Statutory” account - R$ 391,565 thousand, with no new issue of shares pursuant to Clause One of Article 169 of Law 6404/76.

At the Extraordinary General Meeting held on March 31, 2003, approval was given to ratify the capital increase approved at the Extraordinary General Meeting held on January 10, 2003 in the amount of R$ 501,000 thousand from R$ 5,599,000 thousand to R$ 6,100,000 thousand, through the subscription of 66,800,000,000 new nominative-registered shares with no par value, of which 33,652,745,021 are common and 33,147,254,979 are preferred shares.

At the Extraordinary General Meeting held on March 31, 2003, approval was given for a capital increase in the amount of R$ 158,735 thousand, from R$ 6,100,000 thousand to R$ 6,258,735 thousand, through the issue of 20,767,712,349 new nominative-registered shares with no par value, of which 10,462,433,059 are common and 10,305,279,290 are preferred shares, in the proportion of 23.94439086 Bradesco shares for each Banco Mercantil share, of which 12.06279162 are common and 11.88159924 are preferred shares, to be attributed to the minority stockholders of Banco Mercantil, regardless of the type of shares held by them in Mercantil. At the same meeting, approval was given to increase capital by R$ 41,265 thousand to R$ 6,300,000 thousand through the capitalization of a portion of the account balance of “Revenue reserve – Statutory”, with no new issue of shares.

At the Extraordinary General Meeting held on June 9, 2003, approval was given for a capital increase of R$ 630,000 thousand, from R$ 6,300,000 thousand to R$ 6,930,000 thousand, through the issue of 70,431,409,114 new nominative-registered shares, with no par value, of which 35,482,189,407 are common and 34,949,219,707 are preferred shares, in the proportion of 44.422475667 Bradesco shares for each BBV Banco share, of which 22.379315072 are common and 22.043160595 are preferred shares, to be attributed to the minority stockholders of BBV Banco, regardless of the type of shares held by them in BBV Banco. At the same meeting, approval was given to increase capital by R$ 70,000 thousand to R$ 7,000,000 thousand, through the capitalization of a portion of the account balance of “Revenue reserve – Statutory”, with no new issue of shares.

At the Extraordinary General Meeting held on August 6, 2003, approval was given for the acquisition of up to 40 billion nominative-registered shares, with no par value, of which 15 billion are common and 25 billion are preferred shares, to be held in treasury and subsequently sold or cancelled, with no capital decrease. Up to September 30, 2003, no shares had been acquired.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/76, as amended by Law 10303/2001.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the period, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to or exceed twice the amount of such interest.

At the Board of Directors meeting held on March 5, 2003, approval was given to increase monthly interest attributed to own capital, paid in advance to stockholders, by 20%, from R$ 0.0117650 to R$ 0.0141180, per thousand common shares and from R$ 0.0129415 to R$ 0.0155298, per thousand preferred shares, effective as from March 2003.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital – January 1 to September 30, 2003

	In thousands of reais

Details	Per thousand shares (Gross)		Amount paid/accrued gross	Withholding tax - IRRF (15%)	Amount paid/accrued net

	Common	Preferred

Monthly	0.1223560	0.1345916	192,224	28,834	163,390
Interim (1)	0.1411800	0.1552980	231,915	34,787	197,128
Accrued	0.3457993	0.3803792	575,608	86,341	489,267
Total	0.6093353	0.6702688	999,747	149,962	849,785
(1)	Declared on June 30, 2003 and paid on July 31, 2003.

The movement of stockholders’ equity for the period from January 1 to September 30, may be summarized as follows:

In thousands of reais

	2003	2002

Opening balance	10,845,729	9,767,946
Capital increase	1,289,735	-
Prior year adjustments – securities	-	218,249
Share premium, acquisition of own shares and others	7,902	(115,114)
Mark-to-market adjustment – securities and derivatives	231,999	(379,376)
Net income	1,591,202	1,324,555
Interest attributed to own capital (paid and accrued)	(999,747)	(316,249)
Closing balance	12,966,820	10,500,011

26) COMMISSIONS AND FEES

Nine-month period - In thousands of reais

	2003	2002

Checking account	796,447	643,531
Collection	439,695	409,004
Fund management services	414,364	358,659
Credit cards	597,720	458,369
Credit operations	409,548	294,145
Interbank charges	188,921	186,513
Receipt of taxes	138,149	124,960
Custody and brokerage services	28,106	29,475
Other	258,903	215,979
Total	3,271,853	2,720,635

27) PERSONNEL EXPENSES

Nine-month period - In thousands of reais

	2003	2002

Remuneration	1,733,789	1,490,488
Single payment bonus	97,774	75,012
Benefits	706,099	537,118
Social charges	587,385	557,959
Training	45,916	33,664
Employee profit sharing	127,966	99,293
Other	208,499	234,986
Total	3,507,428	3,028,520

28) ADMINISTRATIVE EXPENSES

Nine-month period - In thousands of reais

	2003	2002

Third-party services	571,817	493,180
Communications	454,603	397,985
Depreciation and amortization	403,439	302,874
Financial system services	260,352	245,724
Leasing	208,897	154,074
Transport	266,225	220,503
Data processing	198,766	169,786
Advertising and publicity	232,806	232,876
Rents	205,846	138,799
Maintenance and repairs	174,328	159,366
Materials	129,194	107,752
Water, electricity and gas	83,113	64,505
Travel	46,155	43,266
Other	250,683	186,682
Total	3,486,224	2,917,372

29) OTHER OPERATING INCOME

Nine-month period - In thousands of reais

	2003	2002

Other financial revenue	321,766	639,165
Reversal of other operating provisions (1)	1,066,189	334,497
Recovery of charges and expenses	97,632	93,177
Income on sale of goods	125,185	105,813
Other	284,503	218,966
Total	1,895,275	1,391,618
(1)	Includes reversal of provision for exchange variation.

30) OTHER OPERATING EXPENSES

Nine-month period - In thousands of reais

	2003	2002

Other financial expenses	863,949	1,123,159
Sundry losses	223,432	216,024
Amortization of goodwill	180,837	170,228
Cost of sales and services	299,436	223,980
Other operating provisions	42,741	39,654
Provision for exchange variation	-	948,617
Other	202,724	220,845
Total	1,813,119	2,942,507

31) NON-OPERATING INCOME

Nine-month period - In thousands of reais

	2003	2002

Extraordinary amortization of goodwill (1)	(680,759)	-
Profit (loss) on sale and write-off of assets and investments	(98,683)	(50,875)
Income on sale of branches at auctions	97,848	134,046
Non-operating provisions recorded/reversed	(70,567)	(12,577)
Other	(15,420)	60,944
Total	(767,581)	131,538
(1)	Goodwill held by Boavista DTVM in Banco Mercantil de São Paulo S.A., following the merger approved on March 31, 2003, was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The main transactions with subsidiary and associated companies were carried out at average market terms and prices at the time of the transactions and are summarized below:

	At September 30 - In thousands of reais

	2003		2002

	Assets	Income	Assets	Income
	(liabilities)	(expenses)	(liabilities)	(expenses)

Interest attributed to own capital and dividends (a):
Bradesco Seguros S.A.	86,883	-	504,294	-
Banco Baneb S.A.	70,650	-	14,525	-
Banco BCN S.A.	80,380	-	45,491	-
Banco Boavista Interatlântico S.A.	376,852	-	31,202	-
Other subsidiary and associated companies	11,468	-	11,738	-

Exchange purchases pending settlement (b):
Banco BCN S.A.	36,739	1,901	92,745	2,626
Other subsidiary and associated companies	-	2,167	6,171	1,731

Pre-export operations (c):
Banco BCN S.A. – foreign	167,393	3,121	343,409	5,415
Other subsidiary and associated companies	-	301	-	17

Exchange purchase payables (d):
Banco BCN S.A.	(36,894)	(1,106)	(93,525)	(3,841)
Other subsidiary and associated companies	-	-	(6,093)	(733)

Demand deposits:
Banco BCN S.A. – foreign	(23,684)	-	(14,823)	-
Banco Boavista Interatlântico S.A. – foreign	(6,770)	-	-	-
Banco Mercantil de São Paulo S.A. – foreign	(2,233)	-	(13,800)	-
Banco BCN Leasing S.A. Arrendamento Mercantil	(1,282)	-	(2,267)	-
Bradesco Vida e Previdência S.A.	(34,446)	-	(29,308)	-
Cidade Capital Markets Limited	(697)	-	(164,457)	-
Other subsidiary and associated companies	(13,166)	-	(14,871)	-

Time deposits:
ABS-Empreend. Imob., Partic. e Serviços S.A.	(60,738)	(6,164)	-	-
Átria Participações S.A.	-	(2,716)	(41,280)	(1,280)
Bradesco Seguros S.A.	(2,583)	(626)	(30,215)	(2,720)
Bradesco Argentina de Seguros S.A.	(183)	(450)	(52,221)	(503)
Banco Mercantil de São Paulo S.A.	(1,411)	(119)	(53,750)	(174)
Other subsidiary and associated companies	(25,562)	(4,635)	(21,624)	(3,315)

Deposits/Interbank deposits (e):
Deposits:
Banco BCN S.A.	(664,752)	(17,137)	(248,474)	(24,417)
Banco BEA S.A.	-	(7,670)	(100,918)	(5,084)
Banco Boavista Interatlântico S.A.	(6,982)	(46,706)	(401,617)	(4,942)
Boavista Banking Limited	(100,298)	(991)	(75,841)	(521)
Boavista S.A. - Arrendamento Mercantil	(15,202)	(30,331)	-	-
Banco de Crédito Real de Minas Gerais S.A.	-	(31,292)	-	(19,347)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	(1,954,592)	(328,658)	(721,936)	(86,135)
BBV Banco	-	(73,664)	-	-
Banco Mercantil de São Paulo S.A.	(205,305)	(21,493)	(86,794)	(1,795)
Banco Finasa de Investimentos S.A.	(77,805)	(12,390)	-	-
Cidade Capital Markets Limited	(86,259)	(572)	-	-
Pontenza Leasing S.A. Arrendamento Mercantil	(39,190)	(76,856)	-	-
Other subsidiary and associated companies	(20,306)	(15,898)	-	(370)

Interbank deposits:
Banco BCN S.A.	80,513	405,572	1,658,269	170,719
Banco Boavista Interatlântico S.A.	693,643	31,924	959,121	26,059
Banco Finasa S.A.	4,127,952	599,289	3,600,207	345,313
Banco Mercantil de São Paulo S.A.	-	88,915	396,495	54,466
Other subsidiary and associated companies	17,543	536	102,982	7,127

Deposits received under security repurchase agreements/
open market investments (f):
Deposits received under security repurchase agreements:

Bradesco S.A. – CTVM	(18,195)	(6,375)	(47,490)	(5,634)
Banco Baneb S.A.	(405,182)	(54,576)	-	(85)
Banco BCN S.A.	(634,236)	(58,854)	(617,164)	(15,751)
BBV Banco	(309,100)	(4,390)	-	-
Banco Boavista Interatlântico S.A.	(1,423,185)	(169,833)	(13,019)	(923)
Banco de Crédito Real de Minas Gerais S.A.	(2,800)	(92,529)	(3,330)	(134)
Banco Finasa S.A.	(24,400)	(5,172)	(47,500)	(3,852)
Banco Mercantil de São Paulo S.A.	(23,300)	(41,926)	(343,099)	(21,334)
Other subsidiary and associated companies	(13,734)	(1,397)	-	(873)

Open market investments:
Banco BCN S.A.	-	4,062	-	140,292
Banco Baneb S.A.	397,725	45,343	22,699	9,886
Banco BEA S.A.	-	11,409	158,558	20,968
Banco Boavista Interatlântico S.A.	1,400,615	181,025	-	250
Banco Mercantil de São Paulo S.A.	115,354	23,689	-	-
Other subsidiary and associated companies	-	12,054	-	7,633

Derivative financial instruments (swap) (g):
BBV Banco	(5,584)	(6,953)	-	-
Banco BCN S.A.	1,407	91,407	(43)	(30,971)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	361	279	(8,772)	(14,834)
Banco Mercantil de São Paulo S.A.	-	(46,476)	-	8,402
Other subsidiary and associated companies	(117)	(117)	-	(4,716)

Borrowings and onlendings – foreign (h):
Banco BCN S.A.	(40,610)	(2,418)	(405,774)	(7,772)
Banco Bradesco Luxembourg S.A.	(29,597)	(839)	(39,394)	(339)
Banco Boavista Interatlântico S.A.	(23,155)	(447)	(34,366)	(267)
Banco Mercantil de São Paulo S.A.	-	(213)	(32,230)	(214)
Other subsidiary and associated companies	(8,549)	(907)	(9,730)	(125)

Reimbursement of costs (i):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	121	945	88	818

Services rendered (j):
Scopus Tecnologia S.A.	(945)	(68,705)	(750)	(55,690)
CPM S.A.	(272)	(22,354)	(220)	(28,383)
Other subsidiary and associated companies	(15)	341	(9)	113

Branch rents:
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(29,259)	-	(38,075)
Bradesco Vida e Previdência S.A.	-	(4,566)	-	(6,066)
Bradesco Seguros S.A.	-	(1,943)	-	(3,865)
Banco Mercantil de São Paulo S.A.	-	(5,987)	-	-
Other subsidiary and associated companies	-	(7,033)	-	(6,287)

Foreign securities (k):
Banco BCN S.A.	45,682	1,099	100,190	23,021
Other subsidiary and associated companies	-	25	2,427	42

Securities:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	1,571,447	196,997	-	-
Cibrasec – Companhia Brasileira de Securitização	620	-	951	-

Securities issued abroad:
BBV Banco	(54,135)	(473)	-	-
Bradesco Securities Inc.	(21,100)	(225)	-	-
Other subsidiary and associated companies	(738)	(206)	-	(89)

Interbank onlendings (l):
Banco BCN S.A.	-	-	(25,283)	(499)
Other subsidiary and associated companies	-	(492)	-	(1,975)

Accrued liabilities:
BBV – Administradora de Cartões Ltda.	(5,131)	-	-	-

Healthcare plans (m):
Bradesco Saúde S.A.	-	(103,899)	-	(88,943)

Private pension plans (n):
Bradesco Vida e Previdência S.A.	-	(170,038)	-	(74,658)

a)	Interest attributed to own capital/dividends declared/paid by the companies.

b)	Foreign exchange portfolio transactions in the interbank market for ready settlement.

c)	Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.

d)	These payables are recorded as a counter-entry to exchange purchases pending settlement.

e)	Short-term interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).

f)	Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.

g)	Differences between amounts receivable and payable on swaps.

h)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.

i)	Costs reimbursed by Bradesco BCN Leasing S.A. Arrendamento Mercantil to Banco Bradesco S.A. on account of the use of its Branch network facilities for contracting lease operations.

j)	Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.

k)	Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.

l)	Payables on interbank onlendings - funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.

m)	Payments made by Banco Bradesco S.A. for healthcare plans of employees and their dependents.

n)	Contributions made by Banco Bradesco S.A. to private pension plans for employees and directors.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. The process used to manage these risks involves the Organization's diverse levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with borrowers and their related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence. Bradesco's credit policy is designed to ensure maximum security, quality and liquidity in the investment of assets, as well as flexible and profitable business, minimizing risks inherent to this type of operation and directing the establishment of operating limits and the granting of credit. Accordingly, the Credit Department and Committees located at the Bank's Headquarters are critical to policy implementation since they are responsible for gearing and managing this core strategic activity. The Branches work within varying limits, according to the size and types of underlying guarantee, subject to a centralized evaluation and accordingly in line with the Organization’s credit and risk management policy. Operations involving less significant amounts are subject to specialized automated credit scoring systems, maximizing the speed and security of the approvals process, based on strict protection standards. Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Bank's asset and liability portfolio. At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability. The Organization adopts a conservative policy regarding market risk exposure and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques. We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

At September 30, 2003 - In thousands of reais

Risk Factors	2003	2002

Prefixed	12,658	7,108
Exchange coupon	19,000	23,041
Foreign currency	184	1,988
Floating rate	13	75
Correlated effect	(3,395)	(8,008)

VaR (Value at Risk)	28,460	24,204

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio. Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis. At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In thousands of reais

Calculation Basis - Capital Adequacy Ratio (Basel):	Financial(1)	Economic- Financial (2)

Stockholders’ equity	12,966,820	12,966,820
Minority interest	11,170	110,991

Reference equity - Level I	12,977,990	13,077,811
Reference equity - Level II (Subordinated Debt)	3,416,133	3,416,133

Total reference equity (Level I + Level II)	16,394,123	16,493,944

Risk-weighted assets	89,262,170	103,644,845

Capital adequacy ratio at September 30, 2003 (3)	18.37%	15.91%

Capital adequacy ratio at September 30, 2002	15.55%	13.68%
(1)	Financial companies only.
(2)	Financial and non-financial companies.
(3)

Following the issuance of subordinated debt in October 2003, in the amount of R$ 1,397,385 thousand, the capital adequacy ratios, on a consolidated financial and economic and financial basis, were 19.93% and 17.26%, respectively.

b) Market Value

The book value, net of allowances for mark-to-market, of the main financial instruments and their corresponding market value at September 30, 2003 are summarized as follows:

At September 30, 2003 - In thousands of reais

	Book value	Market value	Potential gain (loss)	Potential gain (loss), net of tax effects

Assets:
Securities and derivative financial instruments	47,905,478	48,172,351	266,873	176,136
Credit and leasing operations	52,776,421	53,067,726	291,305	192,261
Investments (1)	504,392	507,843	3,451	2,278

Liabilities:
Time deposits	25,798,230	25,817,398	(19,168)	(12,651)
Funds from acceptance and issuance of securities	5,940,596	6,018,030	(77,434)	(51,106)
Borrowings and onlendings	15,186,483	15,293,431	(106,948)	(70,586)
Subordinated debt	3,481,653	3,493,890	(12,237)	(8,076)
Total	-	-	345,842	228,256

(1)	Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  Securities, investments, subordinated debt and other liabilities are based on the average quotation prevailing in the corresponding markets at the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, price definition models, quotation models or quotations for instruments with similar characteristics.

  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bank for new contracts with similar features practiced on the balance sheet date.

  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving financial instruments, which are recorded in balance sheet or memorandum accounts, for its own account and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

(I) The amounts of the instruments recorded in balance sheet and memorandum accounts at September 30, 2003 are summarized below:

In thousands of reais

	Overall amount	Net amount

Futures contracts
Purchase commitments:	11,236,046
- Interbank market	2,069,658	-
- Foreign currency	9,166,388	3,662,297
Sale commitments:	11,756,524
- Interbank market	6,252,433	4,182,775
- Foreign currency	5,504,091	-

Option contracts
Sale commitments:	68,185
- Foreign currency	42,345	42,345
- Other	25,840	25,840

Forward contracts
Purchase commitments:	272,171
- Foreign currency	272,171	-
Sale commitments:	1,333,032
- Foreign currency	1,333,032	1,060,861

Swap contracts
Asset position:	11,386,429
- Interbank market	4,062,288	-
- Pre-fixed	455,399	-
- Foreign currency	4,988,520	215,899
- Reference rate (TR)	773,936	772,449
- SELIC (Special Clearance and Custody System)	1,041,982	1,023,153
- IGP-M (General Price Index – Market)	59,680	-
- Other	4,624	-

Liability position:	10,977,717
- Interbank market	5,122,231	1,059,943
- Pre-fixed	893,477	438,078
- Foreign currency	4,772,621	-
- Reference rate (TR)	1,487	-
- SELIC	18,829	-
- IGP-M	163,386	103,706
- Other	5,686	1,062

Derivatives include operations falling due in D+1 to be settled in currency at September 30, 2003 price levels.

Amounts relating to swap contracts are recorded in securities - derivative financial instruments and related outstanding amounts receivable total R$ 551,649 thousand and amounts payable, classified in liabilities – derivative financial instruments, total R$ 142,937 thousand.

(II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

At September 30, 2003 – In thousands of reais

	Restated Cost	Adjustment to Market Value	Market Value

Derivatives – Adjustment receivable	583,119	148,068	731,187
Derivatives – Adjustment payable	(301,858)	(29,387)	(331,245)
Total	281,261	118,681	399,942

(III) Futures, option, forward and swap contracts fall due as follows:

At September 30 - In thousands of reais

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2003	2002

Futures contracts	9,491,572	3,710,794	4,435,849	5,354,355	22,992,570	10,791,682
Option contracts	68,185	-	-	-	68,185	22,452
Forward contracts	1,427,212	130,008	47,983	-	1,605,203	772,068
Swap contracts	2,308,381	1,638,261	3,074,800	3,813,338	10,834,780	9,841,165
Total in 2003	13,295,350	5,479,063	7,558,632	9,167,693	35,500,738
Total in 2002	8,518,440	3,038,384	2,994,207	6,876,336		21,427,367

(IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts and corresponding amounts:

At September 30, 2003 - In thousands of reais

	2003	2002

Government Securities:
Central Bank Notes	1,935	942,422
Federal Treasury Notes	6,689	246,601
National Treasury Bonds	1,105,904	153,624
Financial Treasury Notes	349,191	50,199
Total	1,463,719	1,392,846

V) We present below the amounts of net revenue and expense recorded in income for the period ended September 30:

Nine-month period - In thousands of reais

	2003	2002

Futures contracts	(584,486)	(450,764)
Option contracts	19,618	1,471
Forward contracts	15,484	(20,571)
Swap contracts	595,699	(1,911,268)
Total	46,315	(2,381,132)

(VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

At September 30, 2003 - In thousands of reais

	2003	2002

CETIP (counter)	7,804,361	10,033,515
BM&F (floor)	27,696,377	11,393,852
Total	35,500,738	21,427,367

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIFE.

The program is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management Ltda. is responsible for the financial administration of the FIFE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) at September 30, 2003 total R$ 849,304 thousand and are fully covered by the net equity of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities at September 30, 2003 totals R$ 1,573,983 thousand and is fully covered by guaranteeing assets.

The subsidiary Banco Baneb S.A. (into which Banco BEA S.A. was merged – Note 2) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The participants ceased to contribute as from the same date. The plan’s actuarial liabilities are fully covered by the net asset of the plans.

The subsidiary Banco Baneb S.A. and its subsidiaries are sponsors of supplementary pension plans of the defined contribution and defined benefits type, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the period totaled R$ 221,367 thousand (2002 - R$ 100,983 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 752,015 thousand (2002 - R$ 570,782 thousand) for the period.

35) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

Nine-month period - In thousands of reais

	2003	2002

Income before income tax and social contribution	1,898,779	1,782,268
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(645,585)	(605,971)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	(38,731)	179,473
Non-deductible expenses, net of non-taxable income	(117,535)	(75,518)
Deferred tax assets recorded in prior-years	137,978	-
Interest attributed to own capital (paid and accrued)	339,914	107,525
Interest attributed to own capital (received)	-	(2,326)
Other amounts	22,931	(68,717)
Income tax and social contribution benefit (expense)
for the period	(301,028)	(465,534)

b) Statement of income tax and social contribution benefit (expense)

Nine-month period - In thousands of reais

	2003	2002

Deferred tax assets
Amount recorded/realized for the period on temporary additions	547,835	229,007
Amount recorded/offset on opening balances:
Negative basis of social contribution	(6,112)	(10,060)
Tax loss	(142,301)	(71,549)
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	12,793	-
Tax loss	119,696	-
Temporary additions	5,489	-
Recorded for the period on:
Negative basis of social contribution	41,929	92,850
Tax loss	107,726	152,636
Subtotal	687,055	392,884
Current taxes
Income tax and social contribution payable	(988,083)	(858,418)
Provision for income tax and social contribution for the period	(301,028)	(465,534)

c) Statement of deferred income tax and social contribution assets

In thousands of reais

	Balance at December 31, 2002	Opening balance - Acquisitions	Recorded	Realized	Balance at September 30, 2003

Allowance for loan losses	2,109,843	79,406	820,476	548,497	2,461,228
Provision for civil contingencies	80,464	10,067	19,982	9,603	100,910
Provision for tax contingencies	562,986	15,509	82,750	176,963	484,282
Provision for labor claims	200,212	65,854	73,581	50,860	288,787
Allowance for mark-to-market of securities and investments	126,502	9,880	32,815	24,620	144,577
Provision for loss on non-operating assets	86,524	3,280	45,846	53,092	82,558
Mark-to-market adjustment of trading securities	78,298	-	29,601	39,949	67,950
Amortization of goodwill	29,664	-	255,939	38,613	246,990
Provision for interest attributed to own capital	-	-	195,707	-	195,707
Other	137,342	88,899	94,460	155,636	165,065
Total deferred tax assets on temporary differences	3,411,835	272,895	1,651,157	1,097,833	4,238,054
Tax losses and negative basis of social contribution	443,461	164,035	282,144	148,413	741,227
Subtotal	3,855,296	436,930	1,933,301	1,246,246	4,979,281
Mark-to-market adjustment of securities available for sale	152,570	-	45,796	148,113	50,253
Social contribution – Provisional Measure 2158-35 of August 24, 2001	952,445	-	-	16,832	935,613
Total deferred tax assets (Note 13b)	4,960,311	436,930	1,979,097	1,411,191	5,965,147

Deferred tax liabilities	473,684	6,088	-	32,497	447,275

Deferred tax assets net of deferred tax liabilities	4,486,627	430,842	1,979,097	1,378,694	5,517,872

- Percentage of net deferred tax assets on total reference equity (Note 33a)	31.1%				33.4%
- Percentage of net deferred tax assets on total assets	3.1%				3.4%

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative basis of social contribution

In thousands of reais

	Temporary difference		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	Total

2003 (4th Qtr.)	404,894	141,579	76,879	25,149	648,501
2004	1,120,373	392,291	88,671	26,392	1,627,727
2005	1,213,112	359,101	90,872	32,539	1,695,624
2006	403,196	137,720	144,004	44,977	729,897
2007	39,284	13,982	122,268	21,708	197,242
2008 (up to 3rd Qtr.)	9,237	3,285	60,425	7,343	80,290
Total	3,190,096	1,047,958	583,119	158,108	4,979,281

	In thousands of reais

	Deferred tax assets and social contribution - Provisional Measure 2158 – 35

	2003	2004	2005	2006	2007	2008 to 2012	2013 to 2014	Total

Amount	33,890	35,306	39,899	45,097	49,879	579,545	151,997	935,613

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 5,169,539 thousand, of which R$ 3,864,557 thousand comprises temporary differences, R$ 641,586 thousand comprises tax losses and negative basis of social contribution and R$ 663,396 thousand comprises deferred social contribution assets (MP 2158-35).

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 265,180 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 447,275 thousand relating to: income tax and social contribution on mark-to-market adjustments of securities and derivative financial instruments - R$ 262,562 thousand; excess depreciation - R$ 143,019 thousand; revaluation reserve - R$ 24,429 thousand; and others – R$ 17,265 thousand.

36) OTHER INFORMATION

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization at September 30, 2003 totaled R$ 90,662,922 thousand (2002 – R$ 59,064,831 thousand).

b) Other liabilities – Negotiation and intermediation of securities includes mainly amounts relating to the securitization of the future flow of payment orders received from abroad in the amount of R$ 1,164,210 thousand and securitization of the future flow of receivables on credit card invoices of customers resident abroad in the amount of R$ 799,960 thousand.

Report of the Audit Committee

Banco Bradesco S.A.

The undersigned members of the Audit Committee of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors‘ Report and the Financial Statements for the nine-month period ended September 30, 2003, and based on the unqualified report of KPMG Auditores Independentes, declare that said documents, based on the corporate legislation in force, present fairly the financial position of the Company, recommending the approval thereof by the Board of Directors.

Cidade de Deus, Osasco, SP, October 21, 2003

Ricardo Abecassis E. Santo Silva	Sócrates Fonseca Guimarães	Oswaldo de Moura Silveira

Independent auditors’ report on special review

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco -SP

We have performed special review of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the nine-month periods ended September 30, 2003 and 2002, comprising the balance sheets, the statements of income and changes in financial position and the respective notes to the consolidated interim report, which were prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in conformity with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council, and consisted mainly of: (a) inquiries and discussions with the managers responsible for the accounting, financial and operational areas of the Bank and its subsidiaries, regarding to the principal criteria adopted in the preparation of the interim reports; and (b) review of information and subsequent events that have or may have a significant effect on the financial position and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our special review, we are not aware of any significant modifications that should be made to the aforementioned consolidated interim report for it to be in conformity with accounting practices adopted in Brazil.

October 21, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

Walter Iório	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

For further information. please contact:

Board of Executive Officers

José Luiz Acar Pedro - Executive Vice-President
and Director of Investor Relations

Phone: (# 55 11) 3681 – 4011

e-mail: 4000.acar@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo – 5º andar
Osasco – SP - 06029-900
BRAZIL

www.bradesco.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.